EXHIBIT 99.E

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

DATED DECEMBER 5, 2016

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2016. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	3

INTRODUCTION	5

REPUBLIC OF SOUTH AFRICA	7
Area and Population	7
Government and Political Parties	8
Legal System	13
Broad-Based Black Political Empowerment	13
Land Reform	15
Mining Industry Reform	16
Crime Prevention	20
International Relations	22
Development Finance Institutions (DFIs)	25
Public Health	25

THE SOUTH AFRICAN ECONOMY	29
Overview	29
Implementing the National Development Plan 2030: The Medium-Term Strategic Framework	30
GDP	32
GDE	35
Principal Sectors of the Economy	37
Informal Sector of the Economy	57
Employment and Trade Unions	57
Prices and Wages	64

MONETARY AND FINANCIAL SYSTEM	65
The SARB	66
Monetary Policy	66
Financial System Stability	71
Regulation of the Financial Sector	72
Financial Sector Charter	76
Credit Allocation	78
Capital Markets	79
Exchange Controls	82
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	86

THE EXTERNAL SECTOR OF THE ECONOMY	88
Foreign Trade	88
Balance of Payments	92
Current Account	94
Financial Account	95
Reserves and Exchange Rates	98
Change in Reserves	99

PUBLIC FINANCE	100
Background	100
The Budget Process	104
MTBPS	106
2015-2016 National Budget and Consolidated Budgets	107
Taxation	110
Revenue	111
Financing	116
Public Enterprises	117

NATIONAL GOVERNMENT DEBT	125
General	125
Summary of Internal National Government Debt	126
Summary of External National Government Debt	127
Guaranteed Debt	128
Debt Service Costs	129
Debt Record	130
Tables and Supplementary Information	131

In this document, the government of the Republic of South Africa is referred to as the “National Government,” “the Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2009 through 2015 and for the 11-month period ended November 30, 2016. On December 5, 2016, the exchange rate, as reported by the South African Reserve Bank (SARB), was R13.8069 per Dollar (or 0.0724 US cents per Rand).

The Republic’s fiscal year begins on April 1 and ends on March 31. For example, the 2016 fiscal year refers to the fiscal year beginning April 1, 2015 and ending March 31, 2016. Economic data presented in this description is presented on a calendar year basis unless reference is made to the relevant fiscal year or the fiscal year is otherwise indicated by the context. For example, economic data referring to the “first quarter” of 2016 refers to data as at, or for the three months ended, June 30, 2016. Economic data referring to the “first three months” of 2016, by contrast, refers to data as at, or for the three months ended, March 31, 2016.

Unless otherwise indicated, references to gross domestic product (GDP) are to real GDP, calculated using constant prices in order to adjust for inflation (with 2010 as a base year), and % changes in GDP refer to changes as compared to the previous year or the same quarter of the previous year, unless otherwise indicated.

Unless otherwise stated herein, references in this description to the 2016-2017 Budget are to the 2016-2017 National Budget as released on February 24, 2016 and not as amended by the Medium-Term Budget Policy Statement (MTBPS) released on October 26, 2016. References to the 2016-2017 Consolidated Government Budget, which includes the 2016-2017 National Budget as part thereof, shall be construed accordingly.

Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totalled.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	As of and for the year ended December31,				As of and for the six months ended June 30,(1)
	2011	2012	2013	2014	2015	2016
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal GDP(2)	3,023,659	3,253,970	3,549,153	3,812,607	4,013,592	4,250,466	(3)
Real GDP(4)	2,838,257	2,901,078	2,968,682	3,017,037	3,055,192	3,057,523	(3)
Real % change from prior year	3.3%	2.2%	2.3%	1.6%	1.3%	0.0%
Change in per capita earnings (%)(5)	3.5%	(0.3)%	0.9%	(0.1)%	0.9%	N/A
Total merchandise exports	788,524	817,724	926,803	932,588	1001,308	558,638	(6)
Unemployment rate (%)	24.8%	24.9%	24.7%	25.1%	25.4%	26.7	%(7)
Balance of trade (Rand billion)(13)	44.0	(34.7)	(71.4)	(82.3)	(48.6)	12.5	(6)
Balance of payments
Current account	(67,061)	(166,949)	(208,129)	(201,687)	(174,298)	(19,108	)(6)
Financial account	65,896	173,245	130,403	150,153	142,261 (7)	5,124	(6)
Change in gross gold and other foreign reserves	(32,702)	(8,955)	(4,658)	(16,602)	9,071	1,191	(6)
Rand/Dollar exchange rate (average)	7.26	8.21	9.65	10.84	12.76	14.97	(8)
Consumer prices (2012/12=100)	92.6	97.8	103.4	109.7	114.7	121.2	(9)
Producer prices (2012/12=100)(14)	N/A	100	106	113.9	118.0	125.6	(9)
Average monthly yields for listed National Government debt securities 5-10 yrs	8.01	6.50	7.73	7.39	8.82	8.43
Average monthly yields for listed National Government debt securities > 10 yrs	8.38	8.51	8.32	7.84	9.34	8.72

	As of and for the fiscal year ended March 31,
	2011	2012	2013	2014	2015	2016(11)	2017(12)
Main Government Revenue	672,751.5	745,292.2	799,761.7	887,265.1	963,560.6	1,068,505	1,161,996
% of GDP(2)	27.7%	28.2%	28.4%	29.2%	28.4%	29.9%	29.7%
Main Government Expenditure	805,979.1	889,911.5	965,495.6	1,047,758.6	1,131,951.8	1,243,723	1,318,338
% of GDP(2)	32.0%	32.0%	32.7%	33.2%	32.0%	33.6%	33.1%
Main Budget Deficit	(133,227.7)	(144,619.3)	(165,733.9)	(160,493)	(168,391.2)	(175,218.)	(156,342)
% of GDP(2)	(4.7)%	(4.7)%	(5.0)%	(4.4)%	(4.4)%	(3.7)%	(3.4)%
Net borrowing requirement	(133,227.7)	(144,620.2)	(165,353.3)	(160,498.7)	(168,391.2)	(169,415)	(156,342)
Change in cash and other balances(10)	(41,354.7)	(21,741.4)	29,033.1	(12,346.4)	(6,548.8)	14,047	(27,506)

Notes:

N/A = not available

(1)                                 First half of 2016, seasonally adjusted and annualized.

(2)                                 At market prices.

(3)                                 Estimate for first half of 2016, seasonally adjusted and annualized.

(4)                                 At constant 2010 prices.

(5)                                 Real growth rate in per capita earnings, at constant 2010 prices.

(6)                                 Estimates to June 30, 2016.

(7)                                 Quarterly Labour Force Survey (QLFS) as of September 30, 2016.

(8)                                 Rand/Dollar rates are averages for the period through July 2016.

(9)                                 As of July 30, 2016. Calculated based on the average values over the seven months.

(10)                          The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the SARB and the Tax and Loans Accounts with commercial banks).

(11)                          Final outcome for fiscal year 2016, as reflected in the MTBPS (October 2016).

(12)                          Estimates as revised and reflected in the MTBPS (October 2016).

(13)                          Total Trade figures from 2013 onwards include trade with Botswana, Lesotho, Namibia and Swaziland (BLNS countries).

(14)                          Due to a rebasing in 2012, figures prior to 2012 are not available.

Source: National Treasury, SARB and Statistics SA (Stats SA).

The estimates included in this Annual Report are based on the 1993 System of National Accounts (SNA) published by the United Nations in cooperation with other international organizations. This means that the methodology, concepts and classifications are in accordance with the latest guidelines of an internationally agreed system of national accounts. The estimates of real GDP are expressed in terms of a 2010 base year. Revision of the estimates for all components of the national accounts is done from time to time based on the availability of data.

Statistics South Africa (Stats SA), who compiles the expenditure side of national accounts, has rebased certain GDP estimates in the Statistical Release, P0441, Gross Domestic Product, Third Quarter 2014 dated November

25, 2014 in terms of a 2010 base year.

INTRODUCTION

South Africa is undergoing a difficult economic transition. The trend growth rate (i.e., the long-term average rate of GDP growth) has fallen from 4% a decade ago to 2% today. To achieve the goal of economic transformation and build an equitable society, South Africa requires higher growth. Without decisive action, a protracted period of low growth will set back the country’s ability to realize the constitutional vision to “improve the quality of life of all citizens and free the potential of each person”. The National Development Plan (NDP) recognizes that faster, broad-based growth is needed to transform the economy, create jobs, and reduce poverty and inequality. Accordingly, a key policy focus over the medium term is to raise investor confidence by strengthening policy certainty in mining, immigration and communications; to encourage private-sector investment by easing the regulatory burden and making it easier to invest (e.g., through establishing InvestSA, a centralized system which seeks to help investors with the procedures required to start and run a business); and to promote a faster-growing,  more inclusive economy by introducing a national minimum wage while aligning incentives to reduce workplace conflict and protracted strikes.

South Africa’s strong institutions, stable macroeconomic environment, well-developed financial markets, relatively high levels of innovation capacity and strategic position in the region provide a solid platform for stronger growth. The Government’s fiscal and monetary policies focus on supporting a sustainable economic recovery. Government continues to prioritize infrastructure investment to ease bottlenecks and raise the economy’s potential growth rate. Public-sector infrastructure budgets total R987.4 billion over the next three years. Continued investment in energy, transport and telecommunications will boost internal and external trade efficiency. Efforts to expand coinvestment with the private sector, alongside a series of other NDP reforms, aim to build confidence and encourage job creation.

The global recovery from the 2008 financial crisis remains precarious, with growth forecast at 3.1% in 2016 and 3.4% in 2017. In developed economies, the combination of weak economic growth, low or negative interest rates, and elevated asset prices has increased the likelihood of renewed financial volatility. World trade growth forecasts for 2016 have been reduced from 3.1% in April to 2.3% in October. Global debt has risen to US$152 trillion, more than double the size of the world economy. About two-thirds of this amount is private sector debt, although public-sector borrowings have also increased sharply.

Risks to the global outlook include excessive debt levels, further deterioration in Chinese growth rates, continued declines in commodity prices and political uncertainty in several major economies. Over the short term, the United Kingdom’s intention to leave the European Union (EU) will remain a source of financial volatility, alongside concerns about the health of major European banks. Brexit’s long-term effects on the world and South African economy are uncertain and depend on timing and nature of trade and investment treaties to be negotiated with the EU.

Low interest rates prevailing in the United States, Europe and Japan have supported continued capital inflows into developing economies. This stimulus, however, has not translated into higher profitability of non-financial firms, more investment, stronger economic activity or more positive expectations about GDP growth. Productivity growth has slowed across advanced and emerging economies. Countries that are highly reliant on foreign savings, such as South Africa, will remain vulnerable to global financial volatility and rapid capital outflows. Slower growth in the sub-Saharan region and global trade weakness limit South Africa’s export potential. Greater economic integration with the rest of the continent would enable export-orientated South African firms to capitalize on stronger pockets of growth and increase their share of African trade.

Domestic GDP growth for 2016, forecast at 0.9% at the time of the 2016 Budget, has been revised down to 0.5%. Growth is expected to increase to 2.2% by 2019, supported by more reliable electricity supply, improved labor relations, low inflation, a recovery in business and consumer confidence, stabilising commodity prices and stronger global growth.

Real value added in the agriculture, forestry and fishing sector contracted by 8.3% in the first half of 2016 compared with the same period in 2015. Two successive seasons of severe drought in the summer crop regions resulted in six consecutive quarters of falling output, following robust growth in 2014. As a result, South Africa will be a net importer of maize in 2016/17, with imports expected to exceed 2 million tons. Exports of certain fruit, nuts and beef products have remained resilient, supported by the weaker Rand, global demand and market diversification. Output is expected to recover as weather conditions improve.

Mining production was down 8.3% in the first half of 2016 compared with the same period in 2015. High operating costs, safety stoppages, low commodity prices and weak global demand made for a difficult operating environment. Manufacturing has contributed 0.2% to gross value added in the first half of 2016, with performance varying across sub-sectors. Petrochemicals, wood and paper, and food and beverages posted growth rates of 6.5%, 5.3% and 0.9%, respectively. In contrast, metals products and motor vehicles contracted by 3.6% and 0.5% respectively. Overall capacity utilization improved in the first half of 2016.

The financial sector grew by 2.2% during the first half of 2016 compared with the same period in 2015, despite low GDP growth and constrained household balance sheets. Domestic banks remain well capitalized, with a total capital adequacy ratio of 15.2% in June 2016, up from 14.2% in December 2015. “Tier 1” capital adequacy, the highest quality capital reserves, stood at 12.4% in June 2016, well in excess of Basel III’s 6% requirement.

In the 12 months ended June 2016, employment fell by 112,000. In the context of an unfavorable economic and investment climate, the unemployment rate rose by 1.6% to 26.6% in the 12 months ended June 2016. A return to employment growth requires higher economic growth and renewed private-sector investment. Capital investment declined by 2.6% in the first half of 2016, compared with a 3.6% increase in the corresponding period of 2015. The contraction resulted from reduced private investment in a climate of weak business confidence. Investment by public corporations fell by 2.6% in the first half of 2016, from an average growth rate of 3.7% between 2012 and 2015. Over the same period, government investment growth averaged 8.6%, but slowed to 5.8% in the first half of 2016. The slowdown reflects general delays, declining revenue growth and deteriorating balance sheets at some state-owned enterprises.

Exports grew by 3% in the second quarter of 2016 compared with the same period in 2015, supported by manufacturing and mining exports, particularly platinum group metals. The first half of the year saw a two percentage point decline in the share of exports to African markets compared with the same period in 2015, reflecting weaker economic conditions in the region. Since 2009, the public sector has invested more than R1.6 trillion in infrastructure. This has alleviated pressure on network industries and expanded capacity. In line with the NDP, investment in infrastructure remains a policy priority. Public-sector infrastructure investment plans total R987.4 billion over the medium term, of which R334 billion is in transport and logistics, and R137 billion in water and sanitation. Investment in energy infrastructure totals R243 billion over the period.

Lack of adequate electricity supply has imposed severe costs on the economy. Government has worked to stabilize Eskom and increase the participation of independent power producers (IPPs), which was initially focused in renewable technologies. The IPP program, which involves large investments by the private sector, will continue, and will expand to include private investment in coal and gas. Further expansion of electricity generation capacity will be guided by the Integrated Resource Plan and the Integrated Energy Plan, which should be alert to the risk of over-investment. Idle electricity capacity will require higher electricity prices, with negative consequences for economic growth. In addition, integrated resource planning should take into account the falling cost of renewables and their possible use in generating baseload electricity.

Eskom has scaled up its maintenance work. Energy availability improved from 70% in October 2015 to 81% in June 2016. The Medupi and Kusile plants are expected to be completed by May 2020 and September 2022, respectively. Three units of Ingula are already in commercial operation, and the fourth will come on line in the first half of 2017. Over the past three years, Transnet has significantly increased its capacity through investment in new locomotives and rail infrastructure. Capacity has grown by 26.4 million tons in the general freight business, 9 million tons on the export coal line and 7.2 million tons on the export iron ore line. Transnet expects to invest a total of R30 billion in its new multi-product pipeline, which is expected to be completed in 2022/23. The pipeline will boost capacity by 3.5 billion liters per year.

South Africa’s large development finance organizations are also investing in infrastructure and economic development. The Development Bank of Southern Africa disbursed a record R17.1 billion during 2015/16, of which R8.1 billion went to municipalities. Over 250,000 households benefited from energy and water and sanitation projects. The Industrial Development Corporation approved loans of R4.9 billion and R2.9 billion for black empowered companies and black industrialists respectively to support greater participation of black people in the economy.

Government is working to promote greater private investment in a range of sectors and this approach has begun to yield greater private investment in several areas, notably in the successful IPP program. In addition, automotive assembly firms have pledged investments of R15.4 billion, which would create an estimated 4,675 jobs. In June 2016, the Centre for High Performance Computing launched the first petascale computing system on the African continent. Construction of the 64-dish Meerkat radio telescope array in the Karoo is due to be completed by the end of 2017. Further, public and private investment totalling R17 billion has been targeted towards “oceans economy” initiatives over the past two years to support shipbuilding and the training of marine engineers and artisans, creating about 5,000 jobs.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 55.9 million as at June 30, 2016, of which 28.53 million, representing 51% of the population, are female. Approximately 80.7 % are African, 8.8% are Colored, 2.5% are Indian/Asian and 8.1% are White (source: Stats SA Mid-year population estimate 2016). The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Port Elizabeth/Uitenhage area of the Eastern Cape.

Stats SA estimates the average life expectancy in South Africa for females to be 65.1 years, and for males to be 59.7 years (source: Stats SA Mid-year population estimate 2016). However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease (see “—Public Health—HIV, AIDS and Tuberculosis (TB)”).

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population, followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5% (source: Census 2011).

Government and Political Parties

Constitution

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms”. The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to access to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects ten representatives.

The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in May 2014, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. A number of minority parties make up the balance of the seats presently held in the National Assembly, including the National Freedom Party (NFP, six seats), United Democratic Movement (UDM, four seats), the Freedom Front Plus (VF Plus, four seats), the African Independent Congress (AIC, three seats), the Pan African Congress (PAC, one seat), and the African People’s Convention (APC, one seat). The Azanian People’s Organisation (AZAPO), the United Christian Democratic Party (UCPC) and the Minority Front (MF) all lost their seats in the National Assembly due to their failure to meet the minimum vote threshold.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces, and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.

Political Parties

The ANC, which was founded in 1912 and which led the struggle against apartheid, is the ruling party in eight of the nine South African provinces, and the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2014 elections, the ANC occupies 249 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is its highest decision-

making body and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 53rd National Conference, held in Mangaung, Free State Province from December 16-20, 2012, the ANC re-elected the current President of South Africa, Jacob Zuma, as president of the ANC, and Cyril Ramaphosa as his deputy. The 80-member National Executive Committee, which is the party’s highest decision-making body between conferences, was also elected at the National Conference. The 54th National Conference will be held in 2017.

The ANC Youth League (ANCYL), under the former leadership of Julius Malema and its principal spokesperson, Floyd Shivambu, made a number of public statements calling for the nationalization of mines and mining assets. The ANCYL also advocated for the nationalization of banks and the expropriation of agricultural land without compensation. Various ANC officials responded by stating that nationalization is neither government nor ANC policy.

Mr. Malema was suspended from the ANC for five years in November 2011 after the disciplinary committee found him guilty of bringing the party into disrepute and sowing division in the party ranks.

Consequently, Mr. Malema launched the Economic Freedom Fighters (EFF) party in 2013 with himself as its leader. The launch of the EFF marked the second launch of a new political party during 2013. In February 2013, former World Bank Managing Director and anti-apartheid activist Dr Mamphela Ramphele announced the launch of Agang SA. In the May 2014 elections, the EFF won 25 seats in the National Assembly, while Agang SA won two seats.

The Democratic Alliance (DA), founded in 2000 and currently led by Mmusi Maimane, serves as the official opposition in the National Assembly. In the 2009 elections, the DA won 67 of the 400 seats in the National Assembly, and following the 2014 national and provincial elections, now holds 89 seats.

On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding made provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014. As of the May 2014 elections, all remaining dual members of the Independent Democrats became members of the DA as per the memorandum of understanding.

On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defence Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections. Since then, there has been a protracted leadership dispute between Mr. Lekota and Mr. Shilowa. The South Gauteng High Court validated Mr. Lekota as the rightful head of COPE in a ruling handed down in October 2013, however, Mr. Shilowa has indicated that he is likely to continue to challenge for a position within COPE through the courts. COPE currently holds three seats in the National Assembly.

The Inkatha Freedom Party (IFP) was founded in 1975. In 2009, the IFP won 218 seats in the National Assembly, decreasing to ten seats in May 2014 elections. In the May 2011 municipal elections, the IFP was unable to lodge the required documentation in time to contest the local government election in Umzumbe, an IFP stronghold. This culminated in an urgent application to the Constitutional Court, the result of which was an affirmation by the Constitutional Court of the Electoral Commission’s view that the IFP could not contest the election in Umzumbe. The current leader of the IFP is Chief Mangosuthu Buthelezi.

Following the May 2014 elections, a number of minority parties make up the balance of the seats presently held in the National Assembly, including the National Freedom Party (NFP, six seats), United Democratic Movement (UDM, four seats), the Freedom Front Plus (VF Plus, four seats), the African Independent Congress (AIC, three seats), the Pan African Congress (PAC, one seat), and the African Peoples Convention (APC, one seat). The Azanian People’s Organisation (AZAPO), The United Christian Democratic Party (UCPC) and the Minority Front (MF) all lost their seats in the National Assembly due to their failure to meet the minimum threshold in votes.

Presidential Developments

Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties by the then President Thabo Mbeki following allegations of corruption. On September 20, 2006, the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The

National Prosecuting Authority (NPA) attempted to recharge Jacob Zuma, but the Pietermaritzburg High Court ruled on September 12, 2008 that the decision to prosecute Jacob Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.

In September 2008, the ANC recalled Thabo Mbeki from office before his term expired. The ANC stated that the decision had been made in light of a High Court judgment which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation, which became effective on September 25, 2008.

Following Thabo Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC and that of the DA) would fill the vacant office of president. Kgalema Motlanthe, of the ANC, captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete, also of the ANC, appointed as his deputy. On May 9, 2009 Jacob Zuma was inaugurated as President, with Kgalema Motlanthe as his deputy.

On January 12, 2009, the Supreme Court of Appeal (SCA) held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Jacob Zuma was invalid. The matter was taken on appeal to the Constitutional Court and was set to be heard on May 12, 2009, however, on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process. The circumstances surrounding the NPA’s decision to drop the charges have been called into question by the DA and political action groups including Freedom Under the Law, and a court challenge was brought requiring the release by the NPA of records relating to the decision. A review application was filed by the DA, and in 2015, the NPA filed its papers arguing that President Zuma was charged with corruption almost immediately after being elected as ANC leader, in order to stop then President Thabo Mbeki from being recalled. In April 2016, after finding that the dropping of charges against the President was irrational, the North Gauteng High Court ordered the reinstatement of the charges. The NPA took the matter on appeal to the Constitutional Court while the President appealed to the SCA. In October 2016, the Constitutional Court refused to hear the appeal by the NPA. The President’s appeal is in the preliminary stages before the SCA, which will decide whether to grant the President leave to appeal the North Gauteng High Court decision.

During 2013, Public Protector Thuli Madonsela conducted an investigation into a more than R200 million security upgrade of President Zuma’s home in Nkandla, KwaZulu-Natal. The Public Protector released the conclusions of the investigation in a report dated March 19, 2014. Among the Public Protector’s findings was that certain of the upgrades installed by the Department of Public Works in the President’s Nkandla home resulted in an unlawful misappropriation of public funds. The report directed the President to submit comments to the report to the National Assembly within 14 days and the President responded on April 2, 2014 that he had directed the Special Investigating Unit to examine the security upgrades and would make a further report to the National Assembly following conclusion of the Special Investigating Unit’s probe. The President has since commented on the Public Protector’s report and the Special Investigating Unit has finalized its report. The National Assembly convened an ad hoc committee to consider the Public Protector’s report as well as all other reports on Nkandla. The ad hoc committee released its findings on November 13, 2014. The report absolved President Zuma from responsibility for the abuse of funds on his Nkandla home and left it to the Cabinet to rule whether refurbishments at Nkandla were legitimate security measures, and to the President to decide who should be held responsible for excesses. The President tasked the Minister of Police, Mr. Nkosinathi Nhleko, with the task of investigating who should be held responsible for repayment of the money spent on President Zuma’s Nkandla home. In May 2015, Minister Nhleko released his report which found that the President did not have to repay money for the upgrades at his home because all the features, including the swimming pool, were for the President’s security. The report was submitted for tabling in Parliament. Parliament set up an ad hoc committee to consider Minister Nhleko’s report. The ad hoc committee endorsed Minister Nhleko’s finding and its report was tabled in Parliament in August 2015 when it was adopted.

On October 8, 2015, the SCA handed down a significant judgment relating to the powers of the Public Protector. The judgment was in an appeal by the South African Broadcast Corporation (SABC), the Minister of Communications and the Chief Operating Officer of the SABC, against the decision of the Western Cape High Court to suspend the Chief Operating Officer of the SABC. The main issue addressed in the judgment was whether recommendations by the Public Protector have to be implemented. The court held that, as the primary watchdog of the Government, the recommendations of the Public Protector have to be implemented because if the recommendations are ignored, it strips the office of all power. The SCA held that only a court can review the findings and recommendations of the Public Protector.

On February 9, 2016, the Constitutional Court heard arguments in an application launched by the Economic Freedom Fighters party to force President Zuma to comply with the recommendation by the Public Protector to repay the public funds spent on his Nkandla homestead. On March 31, 2016, the Constitutional Court delivered judgment and held, among others, that the failure by the President to comply with the remedial action taken by the Public Protector in her report of March 19, 2014 is inconsistent with the Constitution and invalid, the National Treasury must determine the reasonable costs of those measures implemented at the President’s Nkandla homestead that do not relate to security and the National Treasury must determine a reasonable percentage of the costs which ought to be paid personally by the President and the President must personally pay the amount determined by the National Treasury within 45 days of the Constitutional Court’s approval of the National Treasury’s report. The National Treasury determined these costs to be R7,814,155 and presented its report to the Constitutional Court on June 27, 2016.  On July 26, 2016, the Constitutional Court approved the amount as set out in the report presented by the National Treasury and ordered President Zuma to pay the amount as approved. President Zuma paid this amount on September 12, 2016.

Recent Developments

On August 21, 2016, Finance Minister Pravin Gordhan was requested by the head of the Directorate for Priority Crime Investigation (the Hawks), an investigative police agency, to appear in connection with an investigation of the South African Revenue Service with respect to certain investigative practices that occurred in 2007 during the period Mr. Gordhan headed such agency.  Mr. Gordhan did not present himself to the Hawks as requested after obtaining legal advice that he was under no obligation to do so. This investigation remains pending and no charges have been filed.

On October 11, 2016, Mr. Gordhan was issued with a summons after being charged with fraud in relation to former SARS deputy commissioner Ivan Pillay’s early retirement. On October 31, 2016, the National Director of Public Prosecutions withdrew the summons issued to Mr. Gordhan.

At the beginning of 2016, the Public Protector, Ms. Thuli Madonsela, received three complaints on “state capture” in connection with alleged improper and unethical conduct relating to the appointments of Cabinet Ministers, Directors and award of state contacts and other benefits to businesses owned by a certain wealthy family. The allegations were that the President and other state functionaries violated the Executive Ethics Code by allowing the family to approach the deputy finance minister with an offer of the post of the Minister of Finance and Ms. Vyntjie Mentor with an offer of the post of Minister of Public Enterprises in exchange for money or other favors. In addition, there were allegations that this family may have benefitted improperly from the award of tenders by state owned entities. On 2 November 2016, the report into “State Capture”, compiled by Ms. Madonsela, was published following the withdrawal by the President of his application to interdict the release thereof.  The Public Protector made observation and issued remedial action that the President must appoint, within 30 days, a commission of inquiry headed by a judge solely selected by the Chief Justice who shall provide one name to the President. The Commission of Inquiry must conclude its task and present the report with findings and recommendations to the President within 180 days.

2014 National and Provincial Elections

In May 2014, approximately 25 million South Africans registered to vote in the national and provincial elections, compared to the approximately 23 million people registered to vote in April 2009.

The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 29 political parties were registered to contest the national election for the National Assembly. Thirteen political parties were registered to contest all nine provincial legislatures, 29 political parties applied to contest only some provinces.

According to IEC data, a total of 18 million South Africans cast their votes in the elections on May 7, 2014. The May 2014 elections were considered fair, transparent and credible by the IEC. The official general election results were announced on May 10, 2014. The ruling ANC won the elections, receiving 62% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 22% of the votes, and the EFF came in third with 6% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the May 2014 general elections.

Political Party	Number of seats in National Assembly		Proportional Representation seats
ANC	249	62.15%	118	59.0%
DA	89	22.23%	45	22.5%
EFF	25	6.35%	11	5.5%
IFP	10	2.4%	5	2.5%
NFP	6	1.57%	3	1.5%
UDM	4	1%	2	1.0%
VF PLUS	4	0.9%	3	1.5%
COPE	3	0.67%	3	1.5%
ACDP	3	0.57%	3	1.5%
AIC	3	0.53%	3	1.5%
AGANG SA	2	0.28%	2	1.0%
PAC	1	0.21%	1	0.5%
APC	1	0.17%	1	0.5%
Total	400	100.0%	200	100.0%

Source: IEC.

On May 24, 2014, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, with Cyril Ramaphosa as his deputy.

2016 Municipal Elections

Municipal elections are held every five years. The recent municipal elections were held on August 3, 2016, to elect councils for all district, local and metropolitan municipalities in each of the nine provinces. These elections were declared by observers as having been free and fair. The outcome thereof showed a significant change in the political landscape as three of the metropolitan municipalities (Tshwane, Johannesburg and Nelson Mandela Bay) that were under the control of the ANC are now under the control of the DA. The shares of the votes for the major parties were as follows: ANC — 53.9%, DA — 26.9%, EFF — 8.2%, IFP — 4.23%, and COPE — 0.42%. The NFP failed to pay the registration fee to the Independent Electoral Commission and thus did not participate in the elections.

Zuma Administration

The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting.

On May 25, 2014, President Zuma announced his Cabinet, which consisted of 35 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Some departments were split, others combined and new departments were created. President Zuma also announced that the National Planning Commission (NPC) as well as the Performance Monitoring and Evaluation Ministries in the Presidency had been combined into one Ministry to harmonize the planning and monitoring functions. On March 15, 2015, Mr. Collins Chabane, the Minister of Public Service and Administration, passed away in a motor vehicle collision, and Nathi Mthethwa, the Minister of Arts and Culture, was appointed as the Acting Minister of Public Service and Administration. On September 22, 2015, President Zuma announced a reshuffle of the Cabinet in order to permanently fill the position of Minister of Public Service and Administration. The following replacements were made:

•                                          Public Service and Administration Minister, Mr. Collins Chabane, was replaced by the former Minister of Mineral Resources, Ngoako Ramatlhodi.

•                                          Mineral Resources Minister, Mr. Ramatlhodi was replaced by Mr. Mosebenzi Zwane, former MEC for economic, small business development and environmental affairs of the Free State province.

•                                          On December 9, 2015, President Jacob Zuma removed Mr. Nhlanhla Nene as the Minister of Finance and replaced him with Mr. David van Rooyen. On December 13, 2015, Mr. van Rooyen was moved to the Department of Co-operative Governance and Traditional Affairs, and Mr. Pravin Gordhan, the former Minister of Finance between 2009 and 2014, was appointed as the new Minister of Finance. See “—Government and Political Parties—Recent Developments.”

The NPC released a diagnostic report on June 9, 2011 that aims to identify the main challenges confronting the country and to examine the underlying causes of such problems. The diagnostic report is not a plan; it provides the basis for a plan.

The diagnostic report covers the following topics:

•                                          human conditions;

•                                          material conditions;

•                                          nation building;

•                                          the economy; and

•                                          institutions and governance.

On November 11, 2011, the NPC released its vision statement for 2030 (Vision 2030), as well as a National Development Plan (NDP 2030) for the Cabinet’s consideration. The NDP 2030 focuses on key priority areas and identifies nine primary challenges: high unemployment, poor education outcomes, a high disease burden, divided communities, uneven public service performance, settlement patterns that marginalize the poor, corruption, an overly resource-intensive economy and crumbling infrastructure.

The key areas of focus for the NDP 2030 are:

•                                          enhanced capabilities and an active citizenry;

•                                          growth, investment and employment;

•                                          rising standards of education and a healthy population;

•                                          an effective and capable government;

•                                          collaborations between the private and public sectors; and

•                                          leadership from all sectors of society.

Legal System

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (the JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.

Former Chief Justice Sandile Ngcobo retired on August 12, 2011 and was replaced by the new Chief Justice, Mogoeng Mogoeng, on September 8, 2011. Prior to his retirement, President Zuma had extended Chief Justice Ngcobo’s term of office. However, this decision was declared unconstitutional by the Constitutional Court, which held that the section of the Judges’ Remuneration and Conditions of Employment Act, which the President relied on to extend the term of office, was unconstitutional. The appointment of Mogoeng Mogoeng to the position of Chief Justice ahead of Deputy Chief Justice Dikgang Moseneke was controversial and prompted public scrutiny of the JSC and the consultation process. Chief Justice Mogoeng Mogoeng’s appointment was confirmed after an intensive two-day televised interview before the JSC, chaired by Deputy Chief Justice Moseneke.

Broad-Based Black Economic Empowerment

Broad-Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to historically disadvantaged persons. As part of this initiative, the National Government enacted the Broad-Based Black Economic Empowerment Act, 2003 (Act No. 53 of

2003) (BBBEE Act), which came into effect in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, coloreds and Indians who are South African Citizens. On June 18, 2008, the High Court of South Africa ordered that South African Chinese persons (who are South African citizens or would have obtained citizenship but for the previously applicable discriminatory laws) be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE).

The Department of Trade and Industry (DTI), empowered by the BBBEE Act, has issued the BBBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007 and amended in October 2013, require that every organ of national and local government and every public entity must apply best BEE practices in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes set out general principles for measuring ownership, management control, skills development, enterprise and supplier development and socio-economic development, including special guidance for qualifying small enterprises. The Codes also provide guidance on BEE verification, the recognition of contributions toward BEE of multinationals and the treatment of public entities and other enterprises wholly owned by organs of state.

Multinational Companies

The Codes have given multinational companies flexibility in the manner in which they can implement the Codes, should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved by implementation of “equity equivalent” programs which must be pre-approved by the Minister of the DTI as well as the ministry of the industry in which the relevant multinational enterprise operates. Such equity equivalent programs focus on skills transfer, empowerment of SMME businesses and broader socio-economic empowerment projects.

Public Entities and State Agencies

The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) (PPPFA) was promulgated as a result of Section 217 of the Constitution, which states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In December 2006, when the Codes were approved for gazetting, Cabinet gave the DTI and the National Treasury a mandate to amend the PPPFA to advance the objectives of the BBBEE Act. The draft amended PPPFA was gazetted for public comment on August 20, 2009. On June 8, 2011, the Minister of Finance gazetted new regulations in terms of the PPPFA which became applicable to all organs of state and public entities as of December 7, 2011, except selected “major public entities” and certain national and provincial government business enterprises set out in the Public Finance Management Act, 1999 (Act No. 1 of 1999) (PFMA), which are exempted until December 7, 2012. In terms of the new regulations, the BBBEE contributorship level of an enterprise (calculated with reference to the Codes) will account for up to 20% of the scorecard in respect of all tenders valued between R30,000 and R1,000,000 and up to 10% of the scorecard in respect of tenders exceeding R1,000,000.

Private Sector

Although the BBBEE Act and Codes do not impose legal obligations on firms to comply with BBBEE targets, a firm’s BBBEE status is an important factor affecting its ability to successfully tender for Government and public entity tenders and (in certain sectors like mining and gaming) to obtain licenses. The amendments introduced in 2013 impose penalties in certain circumstances. Private sector clients also increasingly require their suppliers to have a minimum BBBEE rating in order to boost their own BBBEE ratings. BBBEE is accordingly an important factor to be taken into account by any firm conducting business in South Africa.

The BBBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) is developed by the major stakeholders in that sector and advances the objectives of the BBBEE Act. These charters/codes set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Agri-BEE Sector Code, the Marketing, Advertising and Communication Sector Code, the Integrated Transport Sector Code, the Forestry Sector Code, the Construction Sector Charter, the Tourism Sector Code, the Property Sector Charter and the Information and Communication Technology (ICT) Code. Other charters are being developed and draft versions thereof have been released, including the draft Financial Sector Code.

Some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa that advances BBBEE and promotes economic and social transformation.

Land Reform

Land reform in South Africa is a complex issue, due to both the apartheid era legacy of dispossessing black South Africans of their land and to the current development challenges. Through the judicial framework process and the Constitution’s protection of private property rights, the National Government seeks to facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.

The White Paper on Land Affairs of 1997 is a land reform strategy that focuses on restitution, redistribution and land tenure reform. Restitution involves either returning land or providing alternative compensation to persons who have been dispossessed of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.

The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white-owned commercial agricultural land to those previously dispossessed of such land. Section 25 of the Constitution provides that property may only be expropriated subject to compensation that is either agreed by those affected or decided or approved by a court. The National Government has been committed to executing its land reform strategy to uphold this constitutional principle.

In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the 30% target. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and was published for public comment after certification of the bill. On August 27, 2008, the Portfolio Committee on Public Works withdrew the bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders. The National Government abandoned the 30% target in 2013. The focus is now on ensuring that all land reform farms are 100% productive. According to the Department of Rural Development and Land Reform, approximately 8.4 million hectares of land have been transferred to disadvantaged South Africans under the restitution and redistribution program; the initial 30% target was 24.6 million hectares.

The implementation of the land restitution and land reform programs are supported through allocations to the Department. Expenditure grew from R8.9 billion in 2002 to R9.5 billion in 2014, mainly due to the increase in land reform and restitution grants, and remained at R9.5 billion in 2015 due to the tight fiscal environment. Such expenditures, however, are expected to increase to R11.7 billion by 2020. The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. Approximately 7,000 claims from the first round of restitution, which ended in 1998, remain unsettled. The Department of Rural Development and Land Reform is in the process of verifying all outstanding claims. The Restitution of Land Rights Amendment Act of 2014 extends the lodgement of land claims for five years, from July 1, 2014 to June 30, 2019. In July 2016, the Constitutional Court declared the act unconstitutional due to procedural missteps, including a lack of consultation. The Government has been given 24 months to re-enact the law. The court has further ruled that no land claims lodged since July 2014 may be processed until this is done. Before the Constitutional Court judgment, close to 163,000 new claims were lodged.

In response to the slow pace of land redistribution, many commercial farmers and farming organizations have elected to drive reform themselves by establishing transformation programs, which aim to preserve and enhance agricultural productivity. A partnership between government, farming organizations, communities, financiers and experts is required as promoted by the 50/50 policy under which farm workers own 50% of the farms.

The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreign nationals.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. As of January 2014, there were 1,699 registered mines and quarries in South Africa. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.

•                                          Gross fixed capital formation in the mining industry increased significantly under the Mineral and Petroleum Resources Development Act No 28 of 2002 (MPRDA), from R18 billion in 2004 to R89 billion in 2015 (source: South African Reserve Bank).

•                                          Foreign direct investment in the mining industry grew considerably, from R112 billion in 2004 to R429 billion in 2012 (source: South African Reserve Bank).

•                                          Employment in the mining industry grew from 448,909 in 2004 to 495,000 in 2014.

•                                          Mining contribution to GDP decreased from R245 billion in 2004 to R225 billion in 2014.

The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter

The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry published on August 13, 2004 (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expansion of opportunities for HDIs (including women-led entities) and promotes economic growth, employment and socio-economic welfare, and security of tenure. The Department of Mineral Resources (DMR), which is responsible for administering the MPRDA, is currently in the advanced stage of reviewing the MPRDA with a view to streamlining mining regulation in South Africa to optimize the contribution of the sector to national development priorities such as energy security and beneficiation and providing further clarity around such issues as the transfer, amendment, suspension and partitioning of rights. Among other things, the MPRDA Amendments Bill aims “to provide for the regulation of associated minerals, partitioning of rights and enhanced provisions relating to the regulation of the mining industry through beneficiation of minerals or mineral products.” The MPRDA amendments were tabled in Parliament in May 2013. The amendment bill was approved by the Parliamentary Portfolio Committee, the National Assembly and the National Council of Provinces in March 2014 and was sent back to the Parliament for consideration in January 2015 and is currently before parliament for finalization.  The Department continues to provide support to Parliamentary processes to finalize the Mineral and Petroleum Resources Development Amendment Bill, as regulatory certainty is critical to attracting and retaining investment in the mining industry. The Chamber of Mines and the Department of Mineral Resources are negotiating an out-of-court settlement on the “once empowered, always empowered” principle in the Mining Charter. The impact on the mining sector will depend on how and when these issues are resolved.

The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority for granting prospecting and mining licenses. In granting rights to HDIs, the DMR’s objective for fiscal year 2015 was to grant 200 such licenses, 701 of which have been granted as of September 30, 2015. Currently, the department has granted approximately 3,800 permits to small-scale mining.

An online mineral resources administration system, the South African Mineral Resources Administration System (SAMRAD), was launched in April 2011 to process mining license applications, which enables the monitoring of the status and improves overall quality of license applications. The SAMRAD was further strengthened with the upgrading and rollout of software in the 2014 fiscal year, which enables the public to view spatial data and produce shapefiles making the SAMRAD more user friendly, and ensures enhancement of the spatial planning function within government.

The DMR is also responsible for managing environmental impacts from mining-related activities, and by the end of September 2015, had conducted 1,856 environmental inspections out of a target of 1,700 inspections. The Department of Environmental Affairs has transferred some of the functions of the National Environmental Management Act related to mining activities to the DMR, which means the DMR would be the competent authority for environmental impact assessments from the mines and would also be responsible for developing tools and systems for mine environmental management and reporting. The DMR is currently developing measures to streamline the licensing process relating to mining environmental issues to improve turnaround times. An additional 60 officials are trained as Environmental Mineral Resource Inspectors.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans. The Minister of Mineral Resources, the Chamber of Mines and the National Union of Mineworkers signed the stakeholders’ declaration on strategy for the sustainable growth and meaningful transformation of South Africa’s mining industry on June 30, 2010. The Mining Charter was reviewed after its first five years, as agreed by its signatories. The result of the review was the 2010 amendment to the Mining Charter, which reaffirmed the 2014 targets of the Mining Charter (the Revised Mining Charter).

The requirement under the Mining Charter for mining entities to achieve a 26% ownership by Historically Disadvantaged South Africans (HDSA) of mining assets by the year 2014 was retained. According to the Chamber of Mines, this target has been achieved, but conversations about broader transformations in the mining industry remain on-going between the DMR and the Chamber. Amendments to the Mining Charter in the Revised Mining Charter include, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers by 2014 (these targets are exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of annual income generated from South African mining companies towards the socio-economic development of South African communities via a social development fund beginning in 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at all levels of management; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve housing and living standards for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter and must submit annual compliance reports to the DMR.

The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (the Scorecard) makes provision for a phased-in approach for compliance with the above targets over the five-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining and/or prospecting rights.

The DMR initiated a process of evaluating the progress on the implementation of the Mining Charter during the 2014 fiscal year, the findings of which will constitute a critical input to the review process. The findings of the report were released in May 2015.

In 2008, the Mineral and Petroleum Resources Development Amendment Act was passed to do the following:

•                                          improve the MPRDA;

•                                          transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism;

•                                          deal with challenges of implementing the MPRDA;

•                                          implement technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources;

•                                          improve the handling of residue stockpiles and residue deposits; and

•                                          streamline the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development.

The MPRDA Amendments Bill was referred back to Parliament in January 2015 after the former Mineral Resource Minister, Ngoako Ramatlhodi, requested it, initially on the basis that the preparation of the bill through Parliament had been unconstitutional.

The MPRDA Amendment Act is yet to come into force. The DMR is currently looking at further possible amendments to the MPRDA to reinforce its objectives, to promote investment in the mining sector and to improve the system of granting rights.

A mineral beneficiation strategy was adopted by Cabinet in July 2011, focusing on five strategic value chains: iron and steel, energy commodities, jewellery fabrication, autocatalytic converters and diesel particulate filters, and pigment and titanium metal production. The purpose of the strategy is to outline a framework for the orderly development of the country’s mineral value chains, enabling South Africa to develop its mineral wealth to its full potential and to the benefit of the entire population. Its vision is to advance economic development in South Africa through the optimization of linkages in the mineral value chain, facilitate economic diversification, create jobs and promote industrialization. It aims to expedite South Africa’s move towards a knowledge-based economy and contribute to GDP growth through increased mineral value added per capita. The strategy is designed to align with South Africa’s national industrialization program and aims to create jobs in an economically diverse and environmentally sustainable manner, increase South Africa’s competitiveness and expand its industrial knowledge base.

Following the adoption of the mineral beneficiation strategy, the DMR tabled two of the five pilot value chains (iron and steel and energy) as outlined in the strategy, which were approved by Cabinet in October 2011. The DMR is working on the development of a beneficiation strategy framework which will include the five pilot value chains outlined in the beneficiation strategy. The framework outlines a set of enablers that are intended to bring about the orderly development of mineral value chains domestically and represents an opportunity for South Africa to catalyze industrialization and contribute towards economic growth.

In 2009, the DMR published the national strategy for the management and rehabilitation of derelict and ownerless mines in South Africa, which aims to guide the management of mining legacies, with the dual purpose of rendering mines productive and environmentally safe. It proposes a course of action for the state to discharge its responsibility regarding constitutional environmental rights as contemplated in section 24 of the Constitution. The implementation of the strategy will continue, with annual updates of the estimated state liability for the rehabilitation of derelict and ownerless mines being completed by actuarial scientists commissioned by the DMR. The DMR rehabilitated 50 mine sites in the period ended March 31, 2015, which contributed to the creation of 284 jobs. Job creation is a key requirement for all projects as it addresses some of the priorities of the NDP. The rehabilitation program has a positive impact on communities, resulting in economic growth through locally sourced labor and material, and improved health and wellbeing of communities. Furthermore, it reduces human and animal exposure to asbestos fibers from historical asbestos mine sites. The DMR aims to rehabilitate 135 derelict and ownerless mines in the MTEF period to limit the flow of acid mine water into the environment, keeping abreast with the Government’s 2014-2019 medium-term strategic framework (MTSF) for the period for the protection and enhancement of environmental assets and natural resources. The national database of derelict and ownerless mines has been developed and approximately 90 of the total mines have been visited and assessed through the Council of Geoscience.

Other Mining Industry Initiatives and Legislation

The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector by addressing potential investors’ need for regulatory certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common heritage of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and came into force in stages between November 1, 2009 and March 1, 2010.

In addition, in 1999, the National Government launched an organization called the South African Women in Mining Association, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a program aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.

There has been an increase in the number of women participating in the mining sector since 1994. All stakeholders need to ensure that effective interventions are implemented to prevent intimidation of women in mining, while more attention should also be given to the health and safety of women in the sector.

The mining industry has also established the Mining Industry Growth, Development and Empowerment Task

Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders.

Health and safety standards within the industry are governed by the Mine Health and Safety Act (Act 29 of 1996) (MHSA). Mining safety continues to be an area of concern as on average there are approximately 125 mine worker fatalities annually. These fatalities are partially attributable to a lack of stringent safety measures. Land slide accidents remain the largest cause of fatalities, followed by transportation and machinery accidents. During 2011, consultations took place to consider amendments to the MHSA. The proposed amendments are designed to strengthen enforcement, simplify the administrative system for the issuing of fines, reinforce offences and penalties, and remove ambiguities in certain definitions and expressions in the MHSA, and promote consistency with other laws, particularly the MPRDA. The MHSA draft amendments were tabled to Cabinet for approval for publication in the government gazette and public consultation in November 2013. DMR has engaged in enhanced geoscience research and development, promoted mineral beneficiation and mine health and safety policy development and continued promotion and regulation of the diamond and precious metals industries. As part of a strategy for enhancing state participation in the mining industry, the Cabinet approved the establishment of the African Exploration Mining and Finance Corporation (AEMFC) to serve as the nucleus of a newly established state-owned mining company.

Successful implementation by the DMR of its development strategy for the mining sector requires stakeholder engagement to address current infrastructure, workforce skill development, and regulatory constraints, as well as to encourage exploration and research and development. As discussed in greater detail, below, under “The South African Economy—Mining and Quarrying”, a significant challenge for the DMR and industry stakeholders is the repairing of industrial relations following wildcat strikes initially sparked by the death of 40 mine workers during an August 2012 strike at the Lonmin mine in Marikana which then led to on and off strikes throughout parts of 2012 and 2013. The most significant strike in 2014 was the six-month strike in the platinum sector in the first half of 2014. A draft framework agreement for a sustainable mining industry was entered into by organized labor, organized business and government on June 14, 2013. The aim of the framework agreement was to promote stability in labor relations and ensure the sustainability of the mining sector. In September 2015, another mining pact was entered into between mining companies, unions and the government to limit the extent of adverse operating conditions on potential job losses going forward. In November 2015, a Mining Phakisa brought together business, labor and government to identify priorities to achieve the objectives of increasing mining exploration, investment, production, sustainability and transformation of the industry.

In September 2012, the Cabinet approved the moratorium on the acceptance and processing of applications to explore shale gas, allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework.

The approval was granted with some of the following recommendations:

•                                          Allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework. Licensing should take into consideration the State’s developmental objectives and environmental protection requirements.

•                                          The augmentation of the current regulatory framework. The establishment of the appropriate regulations, controls and co-ordination systems is expected to take six to 12 months.

•                                          Collaboration by the Ministers of Science and Technology and of Mineral Resources in developing mechanisms for the co-existence of the astronomy research projects and the exploration for a possible extraction of shale gas in the Karoo.

•                                          Once all the preceding actions have been completed, the authorization of hydraulic fracturing under strict supervision of the monitoring committee. In the event of any unacceptable outcomes, the process may be halted.

The DMR developed and published the technical regulations for shale gas development in the Government Gazette for public comments which was tabled for Cabinet approval in October 2013. The regulations place particular emphasis on unconventional extractive mechanisms for gas in the Karoo Basin and are also aimed at ensuring the developments are executed in a socially and environmentally safe manner to address concerns of communities as well as other interested and affected stakeholders. The final technical regulations, published in 2014, are intended to establish an orderly exploration of the shale gas potential in a manner that protects the water and environment and coexists with other key programs of government, such as the Square Kilometer Array (SKA).

A Communications Strategy for Shale Gas Development in South Africa was tabled for Cabinet approval in September 2014 to inform and educate the South African populace and stakeholders about the inherent potential of shale gas exploration and exploitation. In addition to enforcement activities such as inspections, the Department will conduct research and advocacy work on hydraulic fracturing in preparation for licensing shale gas exploration and for monitoring compliance with the regulations once the exploration starts. The Department received an additional R108 million over the 2014/15 MTEF period for this work. Shale gas exploration is expected to contribute to economic growth and job creation, and five applications are in the final stages of considerations.

Crime Prevention

The Criminal Justice System (CJS) has continued to implement the 2014-2019 integrated MTSF objectives to ensure that all people in South Africa are and feel safe. Progress has been made in a number of areas and initiatives are monitored and continuously reviewed with a view to realize full effectiveness as crime prevention remains a top priority of the Government.  In this regard, an integrated National Social Crime Prevention Strategy and the National Drug Master Plan have been developed and are being implemented by the Department of Social Development in conjunction with the Justice, Crime Prevention and Security (JCPS) Cluster departments.

In order to ensure stability in the country, the JCPS Cluster has continued to initiate measures aimed, among others, to decrease serious crime and corruption, ensure stability in the country, improve the efficiency of the CJS, enhance border management and protect the integrity of identity documentation. At the forefront of the CJS, steps towards enhancing the efficiency of the criminal justice system have led to improvements in detective services, investigations, and the case docket management system as well as the development of an electronic case management system in the National Prosecuting Authority (NPA) and improved integrated case management system within the Department of Justice and Constitutional Development. These systems have been integrated to facilitate electronic exchange of information regarding criminal cases across the CJS between Police, the NPA and the Department of Justice and Constitutional Development. The systems integration has been implemented at 1,153 police stations and 509 courts across the country. Roll out to other courts will continue over the medium term.

The implementation of the National Cybersecurity Policy Framework 2012 continues and to date, a number of milestones have been completed, including: the establishment of cybersecurity institutional capacity such as the operational charters for the Cybersecurity Centre, Computer Security Incident Response Team, National Cybercrime Centre and the Cyber Command Centre. Furthermore, as part of the legislative reforms, the Cybercrimes and Cybersecurity Bill 2015 was submitted for public consultation during the 2015/16 financial year. The bill has since been reviewed in line with the comments received and will be before Parliament during the 2016/17 financial year.

In support of the establishment of a resilient anti-corruption mechanism, South Africa is in the process of developing a coherent and holistic anti-corruption policy framework. The measures being implemented include the amendment of the Protected Disclosures Act (2000) to improve the protection of whistle blowers (which is currently before Parliament, as well as the amendment of the Prevention and Combating of Corrupt Activities Act (PRECCA) to assist with the prevention and fighting of corruption in government and the private sector); the creation of national anti-corruption hotlines; the establishment of an Anti-Corruption Task Team comprising of 13 government departments and institutions; and the establishment of specialized anti-corruption units (such as the SAPS Organised Crime Unit, Directorate for Priority Crime Investigation, Asset Forfeiture Unit, Financial Intelligence Centre, the Specialised Commercial Crime Courts, National Prosecuting Authority and the Directorate for Priority Crime Investigation (Hawks), among others). An Inter-Ministerial Committee on Prevention and Combating of Corruption was established in July 2014 to coordinate and oversee the work of institutions responsible for combating corruption. This role was expanded during 2015/16 to operationalize government’s anti-corruption agenda and make corruption a national priority.

South African Police Service

The NDP vision read together with outcome 3 of the MTSF, on ensuring that all people in South Africa are and feel safe, calls for the demilitarization and professionalization of the police service. In 2015/16, the department’s work was positioned towards the achievement of these objectives.

During the 2015/16 financial year, the South African Police Service (SAPS) conducted an in-depth analysis of its performance. The analysis primarily focused on organizational performance, the ability of the department to deliver on its constitutional mandate and the extent of compliance with its regulatory framework, particularly at the local level, to enable the identification of areas of underperformance and non-compliance as well as underlying or contributing factors. The outcome of the analysis was the development of the Back to Basics approach to policing strategy. The Back to Basics strategy is primarily focused on every member of SAPS doing the basics of policing properly and consistently. Moreover, the strategy focuses on addressing organizational performance and the associated deficiencies and challenges. Specific recovery plans were developed to address the identified areas of underperformance, two of which targeted visible policing and detective services capabilities. The emphasis of the recovery plans was to turn around performance at police stations. As a result, 63 police stations were identified as being the stations with the highest increases in crime levels and lowest performance in resolving crime. This methodology allowed the department to implement a focused application of the recovery plans. Other key achievements of the Back to Basics strategy include: performance improvement compared to set targets (particularly within Detective Services), and decline in the 17 community-reported crimes which include contact crime, contact-related crime, property-related crime and other serious crime by 1.4% during 2015/16. The department intends to continue to implement this strategy and ensure that it is sustained and that other areas of underperformance are addressed.

As part of the SAPS’ on-going work to professionalize the police service, the following broad interventions were implemented by the department in 2015/16 and are expected to continue over the medium term: Safer Festive Season campaign, consultative approach to the core functions of policing through re-connecting with citizens to strengthen grassroots partnerships, intensified crime awareness campaigns at schools to promote safety of the youth, improving Tactical Response Teams and National Intervention Units to assist in addressing problematic high-crime areas.

With the ever growing number of public protests in South Africa, in 2015/16 the department’s capabilities in ensuring domestic stability amidst the increasing number of violent public protests were strengthened. In this regard, the department provided policing services during public protests within the guidelines that accept the citizens’ right to protest peacefully. Accordingly, of the 14,693 protests in 2015/16, 11,151 were peaceful.

Over the medium term, the department will implement the following interventions towards demilitarization of the police service: develop self-discipline and leadership programs for its staff, provide appropriate training and equipment to members to deal with public order policing, re-capacitate the public order policing environment and procure new fit-for-purpose equipment, develop change and transformation programs, and undertake advocacy campaigns regarding the Police Code of Conduct.

Justice and Constitutional Development

To ensure that confidence is restored in the justice system and judicial administration is improved, the Constitution Seventeenth Amendment Act (2013) and Superior Courts Act (2013) came into effect and provide for institutional judicial reforms. These Acts affirm the Chief Justice as the head of the judiciary, whose responsibilities include developing court administration policy, norms and standards for the exercise of judicial functions of all courts.

In line with the use of technology in order to improve efficiency, the department continued to implement the electronic funds transfer (EFT) system in courts for maintenance payments. This saves the beneficiary’s time and transportation costs, as well as reducing the risks of theft in courts. Furthermore, the department has introduced services standards to ensure that beneficiaries receive payments within a reasonable time. To date, the percentage of maintenance matters finalized within 90 days increased from 60% in 2014/15 to 85% in 2015/16.

Furthermore, the benefit of using technology in courts is evident in the use of the audio-visual remand (AVR) procedure that links magistrates’ courts to correctional detention centers via CCTV technology. As at the end of the 2015/16 financial year, 11,329 criminal cases were remanded using AVR systems at 47 magistrates’ courts and 21 correctional facilities. This has resulted in the reduction of costs and the risks associated with detainees being transported from correctional facilities to courts.

In response to the constitutional requirements of aligning magisterial districts with municipal boundaries, the department has embarked on a project to improve geographical access to justice. The project will allow people to have access to justice services closer to where they reside, speedily and in a cost effective way. Such realignment of magisterial districts will also ensure better coordination and integration of services within the three spheres of government for the JCPS Cluster. As at the end of 2015/16, the department has completed this process in four provinces, namely: Gauteng, North West, Limpopo and Mpumalanga.

During the 2015/16 financial year, the department tabled the Justice Administered Fund Bill (2015) before Parliament. The aim of the bill is to establish a Justice Administered Fund to regulate the management, control, investment and utilization of money on behalf of third parties, including funds received under maintenance orders and money received as bail. Once the bill becomes law, its implementation is expected to enhance the organizational efficiency and transform justice services by creating a legislative framework for Third Party

Funds.

Other key legislation that has been passed includes the Protection of Information Act (2014). The aim of the Act is to give effect to the constitutional right to privacy by safeguarding personal information when processed by a responsible party. Furthermore, the Act will regulate the manner in which personal information may be processed, by establishing conditions, in harmony with international standards, that prescribe the minimum threshold requirements for the lawful processing of personal information, provide persons with rights and remedies to protect their personal information from processing that is not in accordance with the Act and to establish measures, including the establishment of an Information Regulator to promote, enforce and fulfil the rights protected by the Act.

Correctional Services

During 2015/16, the Department of Correctional Services (DCS) continued to play a crucial role in steering the administration of correctional services on behalf of the Republic. In particular, DCS contributed to delivery of a key aim of the MTSF and the NDP by: (a) increasing the number of offenders who participate in rehabilitation programs; (b) reducing recidivism; and (c) increasing the percentage of parolees and probationers without violations.  Furthermore, the department remained committed to placing humane and safe detention at the core of service delivery. The department has also partnered with the state agencies, departments, non-profit organizations, academic institutions, non-government organizations and other external stakeholders to broaden the scope and reach of interventions to correct offending behavior.

As part of efforts to implement the objectives of the White Paper on Remand Detention, the DCS introduced a pilot risk classification tool for remand detainees during 2014/15, and subsequently implemented the Continuous Risk Assessment program (CRA) during 2015/16. The CRA was rolled out to 22 remand facilities within all six DCS regions across the country.  On incarceration, the DCS was involved in an on-going process of improving custodial services. In this regard, DCS has a target to reduce escapes from its facilities to less than 1%. To this end, DCS is acquiring modern technology, including body scanners and cell phone detection systems, to monitor inmate activity and prevent escape attempts at the planning stage.

All offenders sentenced to incarceration of more than 24 months are required to have correctional sentence plans which outline rehabilitation programs that offenders should undergo to enable their successful placement into society after their lawful release. In this regard, 74.3% or 75,595 offenders completed correctional programs against a target of 68.9%, and 24,590 offenders completed pre-release programs including those rendered by external service providers. Furthermore, as part of offender development, there were 14,113 offenders who participated in formal education programs in the 2015 academic year, of which 81 offenders obtained grade 12 certificates. The participation of offenders in skills training programs increased from 3,813 in 2014 to 4,225 in 2015 on technical, vocational and training (TVET) programs.

DCS plans to implement initiatives that include: (a) review of the Correctional Services Act No 111 of 1998 as amended, the need for which is driven by new developments from fields such as restorative justice, child justice, rehabilitation, and social reintegration and victim empowerment; (b) ensuring the independence of the Judicial Inspectorate and providing support through the process of filling positions; and (c) developing legislation in order to establish Professional Council for Correctional Officials which will be the platform of creating professional Correctional Officials as envisaged by the White Paper.

Correctional spending over the next five years will be focused towards increasing participation in rehabilitation programs and strengthening the system of community corrections, in order to enhance the social functioning and reintegration of offenders into the community in line with the recommendation of the NDP.

International Relations

Having emerged from the international isolation of the apartheid era, South Africa has become a leading international actor. Its principal foreign policy objective is to promote a better South Africa and contribute to the development of a better and safer Africa in a better world.

United Nations

South Africa is one of 51 founding members of the United Nations (UN) in 1945. South Africa was re-admitted to the UN in 1994 following the country’s expulsion by the UN General Assembly in November 12, 1974 as opposition to apartheid at the time. Twelve years after re-admittance, South Africa was elected to serve as a non-permanent member of the UN Security Council during the period 2007-2008, and South Africa began its second term as a non-permanent member of the UN’s Security Council for the period 2011-2012 on January 1, 2011.

South Africa is among 14 new countries that were elected to be part of the UN Human Rights Council from 2014 to 2016 on November 12, 2013. The UN Human Rights Council is responsible for strengthening the promotion and protection of human rights around the world. South Africa previously served as a founding member of the Human Rights Council for two consecutive terms from 2006 to 2010. Other countries represented by the 47-member body are: France, Macedonia, Maldives, Mexico, Morocco, Namibia, Britain, China, Russia, Cuba, Saudi Arabia, Algeria and Vietnam.

South Africa remains a member of the UN General Assembly to the 47-Member Economic and Social Council of the United Nations (ECOSOC). ECOSOC is a premier organ of the United Nations responsible for economic and social development matters of the world.

International Monetary Fund

With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the IMF and the World Bank and its affiliated agencies.

South Africa is a founding member of the IMF and has always been in good standing with full access to technical and financial assistance from the institution. As at October 31, 2016, South Africa’s quota in the IMF is SDR3.1 billion (equivalent to US$4.2 billion); and its 31,976 votes account for 0.636% of the total number of votes. South Africa’s current financial position in the IMF reflects no borrowing from the IMF.

South Africa has committed US$2 billion to strengthen the IMF’s resources at the G20 Leaders Summit in Los Cabos, Mexico in June 2012. The commitment is in addition to South Africa’s existing contributions to the IMF’s quota resources. Also, South Africa is one of 40 participants that have ratified the IMF’s expanded and amended New Arrangements to Borrow (NAB), to which South Africa committed SDR340 million (US$474.9 million). South Africa transferred net loans totalling SDR62.2 million (US$93.3 million) to the NAB as at October 31, 2016.

In addition to calls for NAB transfers, South Africa has received separate calls for quota funding from the IMF as a member of the Financial Transactions Plan (FTP) since April 2013. The overall maximum amount of resources that South Africa could be expected to contribute to IMF lending under the FTP is limited to its quota share. South Africa’s quota-based contribution to the IMF consists of Rand resources and promissory notes.

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs). In addition, South Africa contributed its distribution in windfall gold sales profits totalling SDR19.2 million, earmarked by the IMF’s Executive Board for the PGRT, effective October 22, 2013.

World Bank

South Africa is the founding member of the World Bank Group, which comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency.

Following 2010 governance reforms agreed to by World Bank Governors, South Africa’s voting power in the IBRD stands at 0.83%. South Africa contributed a total of US$27.2 million to the IBRD recapitalization through the General Capital Increase to be paid over six years (2011-2016). In 2015, South Africa asked for a two-year extension to complete its recapitalization in 2018. The recapitalization was to strengthen the balance sheet of the IBRD as part of the World Bank Group’s response to the global financial crisis.

Cooperation between South Africa and the World Bank is based on a Country Partnership Strategy (CPS). A new CPS is now in place for the period 2014-2018. The implementation of the partnership agreement will be guided by three pillars based on the key objectives of the National Development 2030. Thus it will focus on reducing inequality through the urban program, health and financial exclusion; promoting investments through energy, private investments and environment programs; and strengthening institutions in basic education and asset, debt and risk management programs. A notable achievement under the previous CPS has been the World Bank’s financing of a US$3.75 billion loan of the Medupi power station to produce 4,800 megawatts of dry-cooled coal fired energy.

During the fiscal year 2015, the Multilateral Investment Guarantee Agency (MIGA) provided an $800 million guarantee to Eskom to cover for a risk of the non-payment by the government of South Africa. Eskom plans to use this guarantee to access a syndicated loan from the private investors to continue with its current capital expenditure program. The period of the guarantee is up to 15 years. In 2016, MIGA provided another $400 million guarantee to the Development Bank of Southern Africa (DBSA) to help increase DBSA’s lending operations in the region.

Since its inception, South Africa has been the only African country to participate as a donor in the International Development Association (IDA), the World Bank’s concessional lending window. In 2014, 17 IDA replenishment negotiations were concluded and South Africa pledged a total contribution of R272 million for the 2015-17 lending window.

South Africa joined the private investment arm of the World Bank, the International Finance Corporation (IFC) in 1957 – one year after the IFC’s foundation. The total Investments committed by IFC in 2014 for South Africa amounted to US$201 million. Furthermore, South Africa partners with the IFC in delivering technical and advisory assistance to organizations in South Africa and the region, with the aim of reducing poverty through private sector growth.

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalized system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the US. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral trading relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Cooperation Agreement, which took effect in May 2004.

Organization for Economic Cooperation and Development

South Africa enjoys a strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. Cooperation is most developed in the areas of competition, tax administration, anti-corruption, science and technology innovation, agriculture, tourism, statistics, public debt management and bond market, and economic assessment. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and mutual acceptance of data. South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum, an initiative aimed at enhancing the capacity and capability of African tax administrators and domestic resource mobilization in general.

Group of 20 (G20)

South Africa is a member of the Group of 20 which has been meeting regularly since 1999 to discuss and collaborate on global economic policy coordination. The G20 brings together the major advanced and emerging market economies, which together represent around 85% of global GDP, 75% of global trade and two-thirds of the world’s population. As the only permanent African country member in the G20, South Africa often champions development issues specific to emerging market and developing economies (EMDEs). In addition, South Africa continues to engage with African Representatives, the African Union (AU) and the New Partnership for Africa’s Development (Nepad) in the G20.

South Africa is also a member of the Financial Stability Board (FSB), a structure responsible for setting standards and monitoring the progress of financial regulation globally. South Africa is an early adaptor of FSB recommendations to strengthen domestic and global financial regulation.

BRICS

South Africa became a member of BRICS in December 2010, and has participated in all subsequent summits. In July, 2015, the BRICS’ signature finance initiatives, the Contingent Reserve Arrangement (CRA) and the New Development Bank (NDB), became operational. The CRA is a regional financing arrangement similar to the Chiang Mai Initiative Multilateralisation Agreement established by the ASEAN Plus Three countries. The purpose of the CRA is to forestall short-term balance of payments and liquidity pressures, provide mutual support and further strengthen financial resilience. The CRA, like other arrangements of its kind, is a crisis-prevention and crisis mitigation tool, providing a kind of insurance and helping to boost market sentiment. South Africa has committed US$5 billion towards the CRA, and it may access a maximum of US$10 billion in support. The NDB is a multilateral development bank established by the BRICS. The purpose of the NDB is to mobilize resources for infrastructure and sustainable development projects in the BRICS and other emerging and developing countries. It has an authorized capital of US$100 billion and an initial subscribed capital of US$50 billion, equally shared among its founding members. Within its first year of operations, the NDB has: finalized its core policies; successfully issued a Renminbi-denominated green bond (mobilising approximately US$448 million in the process); and awarded US$911 million in project loans (including a US$180 million facility to Eskom).

Commonwealth

In 1994, South Africa re-joined the Commonwealth, from which it had been obliged to withdraw shortly after it became a Republic in 1961. In the Commonwealth, South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

Development Finance Institutions (DFIs)

South Africa has seven national DFIs which are fully state-owned and which report to their respective National Government shareholder departments. They do so by providing loan funding related to a variety of development-associated objectives such as job creation, provision of low-cost housing and social infrastructure, agricultural development, small and medium enterprise development and industrial and infrastructure development.

DFIs are supported by the National Government through a combination of financial instruments, such as grants and guarantees and the National Government has allowed certain DFIs to obtain external loan funding. Currently only two DFIs, the Development Bank of Southern Africa (DBSA) and the Industrial Development Corporation (IDC) are permitted through their Acts to operate and invest outside the borders of South Africa.

The financial position of the DFIs as of March 31, 2016 is as follows:

•                                          DFIs total assets amounted to R255 billion.

•                                          99.5% (R254 billion) of these total assets are held by major DFIs: DBSA, IDC, Land Bank, National Empowerment Fund & National Housing Finance Corporation (NHFC).

•                                          The DFIs exposure in terms of development resources (development loans and equity) amount to R194 billion. Of these resources, 69% (R134 billion) is channelled towards development lending investment, and 31% (R60 billion) is in development equity investments.

•                                          DBSA’s development lending to its total assets is at 84% (R70 billion), Land Bank at 88% (R36.4 billion) and NHFC at 58% (R1.8 billion).

•                                          DBSA and Land Bank constitute the highest development lending of all DFIs, 52% (R69 billion) and 37% (R36 billion) respectively.

•                                          The resources that IDC deployed to development amount to R77 billion which consists of 69% (R53 billion) of equity investments and 31% (R24 billion) development lending.

DFIs are governed by, among others, the Public Finance Management Act of 1999 (PFMA) and their own individual legislation and regulations. The National Government has emphasized that DFIs need to operate on a financially stable basis and be guided by the National Development Plan and several sectorial government development policies. Currently the Government is in the process of reviewing South Africa’s development finance system in an effort to develop a coordinated approach for government-wide DFI policy.

Public Health

South Africa has a well-established health sector which comprises 8.5% of GDP. Private sector facilities are of world class standard while some of the public sector facilities need improvement. There are over 4,000 public health facilities, including approximately 400 hospitals throughout the Republic and these are expected to be progressively strengthened as the National Health Insurance (NHI) program is implemented. The public sector has roughly 311,000 employees and there are over 19,000 doctors and over 136,000 nurses. Public health spending was approximately R174 billion in the 2015/16 fiscal year (including the school nutrition program and training of medical professionals), slightly less than private health spending (R177 billion).

Minister of Health Dr Aaron Motsoaledi, a medical doctor, was appointed in 2009, and subsequently a number of improvements have been achieved in the health sector:

•                                          mortality rates have begun to decline — life expectancy has increased from 51.8 years in 2005 to 59.7 years for males and 65.1 years for females according to StatsSA’s 2015 mid-year population estimates;

•                                          the number of people on anti-retroviral treatments (ARTs) more than doubled from 1,462,527 in March 2011 to 3,464,488 in June 2016;

•                                          the Nurse Initiated Management of Antiretroviral Therapy (NIMART) program was launched and as of September 1, 2016 the universal test-and-treat program was implemented which has expanded access to ARTs;

•                                          number of visits to primary care facilities has increased by 33%, or 32 million visits, over the past decade (from 97.1 million in 2004 to 126.7.0 million in 2015/16) and in 2015/16, 2.3 visits per person per annum was recorded, although the increase has levelled off in recent years due to increased coverage of non-facility based services;

•                                          health personnel numbers have increased by 80,578 over the past ten years, but have stabilized over the past five years as a result of cost containment measures and budgetary constraints. By June 2016, personnel numbers reached 310,978 in the public sector; the National Strategic Plan for HIV, STIs and TB 2012-2016 was launched in 2012 and significant progress has been made;

•                                          GeneXpert®, a new TB diagnostic tool, has been introduced in the public sector and in 2015/16 the TB treatment success rate was 83.3% as compared to 68%  in 2009/10;

•                                          introduction of dual and triple therapy has drastically reduced the mother-to-child HIV transmission rate to 1.5% in 2015/16 and continues to decline;

•                                          pneumococcal and rotavirus vaccines are being offered to all South African children to protect against pneumonia and diarrhea;

•                                          vaccine for the human papilloma virus (HPV) was introduced in 2015/16 to protect Grade 4 girls against cancer of the cervix at a later stage in life, with 85.3% of all Grade 4 girls receiving the first dose of the vaccine in 2015/16; and

•                                          a new fixed-dose combination anti-retroviral drug (ARV) (i.e. patients take a single pill per day instead of several different pills) is being offered in the public health sector with the intention of improving compliance with HIV treatment.

Health Funding

The public sector is tax funded through a progressive taxation system while the private sector patients mainly use medical health insurance with some out of pocket payments. Public health spending was approximately R174 billion in the 2015/16 fiscal year (including the school nutrition program and training of medical professionals), slightly less than private health spending (R177 billion). Evidence-based resource allocation is being implemented in the area of HIV/AIDs with the Investment Case being utilized to guide budget allocation for HIV/AIDs programs in the MTEF.

HIV, AIDS and TB

The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services which also includes hospital revitalization, increasing the numbers of public health workers and the introduction of new-generation child vaccines as well as improved infectious and non-communicable disease control programs.

A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, STIs and TB 2012-2016 (launched in December 2011) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. The plan consists of four strategic objectives with numerous sub-objectives and proposed interventions. The strategic objectives are:

•                                          addressing social and structural barriers to HIV, STI and TB prevention, care and impact;

•                                          preventing new HIV, STI and TB infections;

•                                          sustaining health and wellness; and

•                                          increasing the protection of human rights and improving access to justice.

The primary goals are to reduce the rate of new HIV infections by 50%, initiate at least 80% of eligible patients on antiretroviral treatment (ART), and reduce the number of new TB infections and deaths by 50%. Spending on

HIV and AIDS has grown rapidly to around R27.4 billion per annum (including foreign donor contributions) in 2014/15, of which R12.3 billion came from the HIV and AIDS conditional grant.

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. The Human Sciences Research Council (HSRC) estimates that the number of new infections among 15-49 year olds was 396,000 or 1.72% in 2012. The HIV incidence rate is declining due to prevention interventions and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing ART. According to HSRC, incidence in the 15-49 age group declined from 2.2% in the period 2002-2005 to 1.9% in the period 2008-2012. The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased. Stats SA has estimated that, by mid-year in 2015, 6.19 million or 11.2% of the population was living with HIV in South Africa.

The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rate is levelling off and was estimated at 29.7% in the 2013 survey. Prevalence rates among antenatal clients in public facilities vary substantially throughout provinces, with KwaZulu-Natal (37.4%) being the highest and Western Cape (16.9%) the lowest, according to the 2012 National Antenatal Sentinel HIV & Syphilis Prevalence Survey in South Africa. Variations also exist within districts in provinces.

By end of March 2016, approximately 3.4 million people were on ART in South Africa and this is planned to increase to five million within the next three years. In his National Address on World AIDS Day (December 1, 2009), President Zuma announced effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 count. In 2011, President Zuma expanded the ART policy to all HIV-positive persons with a CD4 count of 350 (from CD4 count of 200).  In the 2014 Budget Speech, Minister Motsoaledi announced that effective January 2015 (1) all HIV-positive pregnant women will go on lifetime ART regardless of CD4 count and (2) all HIV-positive patients are eligible to initiate ART at CD4 count < 500.There is some recent evidence that widespread treatment is beginning to turn around national mortality and life expectancy indicators. Minister Motsoaledi has recently also announced the adoption of the UNAIDS 90/90/90 HIV and AIDS targets. These are that 90% of people living with HIV know their status, that 90% of those that know their status are initiated on ART and that 90% of those receiving treatment have suppressed viral loads.

By 2009, 96% of public health facilities offered voluntary counselling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005. The Health Ministry is currently embarking on a large scale HIV counselling and testing program (9.6 million tests were performed in public sector in 2013/14) and distributed over 712 million condoms in 2014/15. In addition, medical male circumcision (MMC) has proven to reduce risk of infection and more than 1.7 million MMCs have been conducted since the inception of the program in 2010/11.

The epidemics of TB and HIV are linked, with a 70% co-infection rate in South Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB. South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extremely Drug Resistant TB (XDR TB), although together these variants constitute less than 1% of TB infections. The recent introduction of GeneXpert® has significantly improved the diagnosis of MDR and XDR TB cases.

The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy (DOTS), promoted by the International Union against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive second line drugs. From 2010 onward, all HIV positive persons with TB are placed on full ART for life.

Child health

National immunization coverage of the core package of vaccines for children under the age of one was 84% in 2013. Provisions have been made for a mass national vaccination campaign to reduce the incidence of measles and to introduce new generation child vaccines to prevent pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality. Recent progress in preventing mother-to-child HIV transmission (dual and triple prophylaxis) will assist in reducing child mortality. Child nutrition is improving partly due to the availability of social grants (over 15 million South Africans are monthly recipients, mainly children and elderly). The number of children under five years of age diagnosed with severe malnutrition in public facilities has decreased significantly from 64,718 in 2003 to 23,545 in 2015. School feeding schemes are available to all school children at selected primary and secondary schools.

National Health Insurance (NHI)

NHI is one of the ten key priorities of the health sector’s Programme of Action. It is to be implemented in phases from 2012 over a 14-year period. The Green Paper on NHI was released in August 2011 for public comment and in February 2012 the Minister of Health announced ten pilot NHI districts. These are OR Tambo (Eastern Cape), Thabo Mofutsanyane (Free State), City of Tshwane (Gauteng), uMgungundlovu and uMzinyathi (KZN), Vhembe (Limpopo), Gert Sibande (Mpumalanga), Dr KK Kaunda (North West), Pixley ka Seme (Northern Cape) and Eden (Western Cape). KwaZulu-Natal has added Amajuba district as an additional pilot site. The districts were chosen based on the results of audits of all healthcare facilities as well as the demographic profiles and key health indicators. The objective of NHI is to put in place necessary funding and health service delivery mechanisms that will enable the creation of an efficient, equitable and sustainable health care system in South Africa. NHI aims to strengthen and build quality into the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety; and availability of medicines. The first phase will involve improved primary health care services in rural areas and under-served communities and an expanded program of hospital construction and revitalization.

In preparation, changes have been made to the equitable share formula in order to allow for a more comprehensive health component. Included are subcomponents for primary health care and hospital utilization. A conditional grant was created in fiscal year 2013/14 to test innovations (including contracting with private health professionals,) in the NHI pilot districts. National Treasury has prepared a discussion document on financing aspects of NHI.  The paper was incorporated into the NHI White Paper and released for public comment in December 2015.

The National Department of Health is in the process of re-engineering primary health care as part of an enhanced health care delivery system. The re-engineering strategy rests on four legs: district clinical specialist teams, the integrated school health program, ward-based primary health care outreach teams, and contracting and purchasing of services from health professionals (primarily GPs). Other matters under consideration are the procurement of medicines in bulk, direct delivery of medicines and medical supplies and use of private pharmacies in the public sector. The department is also preparing for the establishment of a National Health Insurance Fund, which will purchase healthcare services from a mix of public and private providers. It is envisaged that in the early stages, the fund will purchase primary health care services, including HIV and AIDS services.

Office of Health Standards Compliance (OHSC)

An important reform is the establishment of the Office of Health Standards Compliance as a public entity in 2014/15. OHSC promotes quality in the health sector by measuring and benchmarking public and private health facilities’ quality and performance against a set of norms and standards. The OHSC will be responsible for ensuring that standards are met in all public and private health facilities in South Africa. The OHSC’s functions include: inspecting and certifying health establishments that comply with prescribed norms and standards, withdrawing certification, investigating complaints relating to the national health system, monitoring indicators of risk as an early warning system relating to serious breaches of norms and standards and reporting any breaches to the Minister, and identifying areas for action by a national or provincial department of health.

South African Health Products Regulatory Authority (SAHPRA)

The Medicines Control Council (MCC) of South Africa is a statutory entity that is responsible for ensuring the medicines on the market are safe, effective and of high quality. It licenses drug manufacturers, assesses new and generic medicines applications and oversees clinical trials.  The National Department of Health intends to replace the current MCC with a new public entity called SAHPRA in 2017/18. Plans for this change are already at an advanced stage.

SAHPRA is expected to improve health products regulation in the following key ways:

•                                          Strengthened in-house evaluation capacity leading to improved medicines registration turn-around times. Currently there is an over-reliance on outside evaluators which slows down the registration process considerably.

•                                          Electronic submission and evaluation system will replace the paper-based system.

•                                          SAHPRA seeks to utilise harmonization agreements regionally and globally, such as agreements with the US Food and Drug Administration and the Swiss Agency for Therapeutic Products, to speed up the registration process.

•                                          SAHPRA also proposes to add complimentary medicines and medical devices including diagnostics to the list of regulated items.

THE SOUTH AFRICAN ECONOMY

Overview

South Africa has the most developed economy in Sub-Saharan Africa in terms of total GDP and accounted for almost 21% of the aggregate GDP of Sub-Saharan Africa during 2015 (source: IMF, World Economic Outlook Database, October 2016). Stable economic policies, healthy public finances and resilient financial institutions pursued steadily for more than 20 years have underpinned long-term economic stability.

South Africa’s economic performance weakened in the first half of 2016 owing to falling private investment, weak confidence, declining commodity prices, contraction in agricultural output (related to drought) and electricity constraints. Economic growth is expected to rise gradually over the medium term, reaching 2.0% by 2018. The improving outlook is expected to be supported by more reliable electricity supply, improved labor relations, low inflation, a recovery in business and consumer confidence, stabilizing commodity prices and stronger global growth. Fiscal policy aims to deliver a measured consolidation that avoids a sharp contraction in expenditure, continues to prioritize capital investment, and stabilizes national debt as a share of GDP. This will lay the foundation for more rapid economic growth in years ahead. A long-term fiscal policy guideline has been proposed to link expenditure and GDP growth in the 2016-2017 Budget.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates. The economy includes fast growing and sophisticated finance, wholesale and retail trade, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are liquid and both equities and government bonds have been actively traded by domestic and international investors. The World Economic Forum Global Competitiveness Report 2016/17 ranks South Africa 11th out of 138 countries for financial market development.

South Africa has a robust regulatory environment, openness to trade, a floating exchange rate, a credible inflation targeting regime and sound institutions, strong investor protection and an independent judiciary. The Global Markets Publication recently announced South Africa as the Best Sovereign Debt Management Office (DMO) 2016 in Sub-Saharan Africa

With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure and has an attractive position as the gateway into Africa. Outwardly oriented South African companies are among the largest sources of foreign direct investment (FDI) in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. According to the UNCTAD’s World Investment Report 2016, while South Africa continued to be the largest investor in Africa in 2015, currency weakness, declining commodity prices and weak local and global demand have reduced outward investment. South Africa’s outward FDI to the rest of the continent totalled US$5.3 billion in 2015, down from US$6.9 billion in 2014. South Africa is a member of the New Development Bank (NDB) which aims to finance infrastructure projects in developing countries. The NDB also intends to further strengthen economic ties between South Africa, Brazil, Russia, India and China.

The legacy of apartheid era politics and economics is still felt today. South Africa aims to achieve higher levels of inclusive growth that raises employment and reduces inequality. The Gini coefficient, which is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality, was equal to 0.69 for South Africa in 2011, among the highest in the world (Stats SA Income and Expenditure Survey, 2011). The poor are better off in absolute terms under South Africa’s new constitutional dispensation, thanks in large part to government’s social spending. The World Bank’s fiscal incidence study (2014) confirms that the tax system and social grants have lifted 3.6 million South Africans out of poverty. The study also estimates that South Africa’s fiscal policy reduced the Gini coefficient by almost a quarter in 2010. However, income inequality remains high even after progressive fiscal policy, due in large part to high unemployment.

Unemployment, and youth unemployment in particular, remains a critical challenge. Only 42.5% of the adult population (ages 15 to 64) works either in the formal or informal sector. Although formal sector non-agricultural employment surpassed the levels of employment last seen prior to the global financial crisis of 2008, gains have not kept pace with the growth of the working age population, leaving a structural employment backlog. Youth unemployment is particularly high: currently the unemployment rate for 15-19 year olds is just over 65%, with young people below the age of 25 accounting for approximately 25% of the unemployed.

Patterns of unemployment reflect the effects of the apartheid system on income, settlements and education. As of

June 2016, unemployment among the economically active white population was 6.6% (from 5.9% in June 2015), whereas the unemployment rate among the economically active black population was up 30.1% (from 27.9% in June 2015).

The impact of slowing economic growth on employment has been particularly large for vulnerable groups. Unemployment is higher for the less educated, women and individuals from more rural provinces.

The National Development Plan (NDP) 2030 outlines a set of structural reforms to eliminate poverty, create jobs, raise growth and enhance competitiveness over the long term. It was widely canvassed and endorsed by the South African public prior to its adoption by Cabinet in September 2012. The plan aims to reduce the costs of living and of doing business, resulting in improved consumer and business confidence, rising levels of private investment, and higher growth and employment.

Implementing the NDP 2030: the Medium-Term Strategic Framework (MTSF)

The Government’s MTSF provides the first five-year policy framework to bring the 2030 vision of the NDP into reality. The MTSF aims to improve policy coherence, alignment and coordination across government. It identifies employment, education and enhancing the capacity of the state as core policy objectives. It highlights the need for partnerships between a capable developmental state, a thriving business sector and a strong civil society. Importantly, the priorities of the five-year MTSF are financed within the prevailing three-year medium-term expenditure framework.

MTSF priorities for structural reform include:

•                                          Building the capacity of the public sector, particularly at local government level, through the “back-to-basics” approach, focused on improving service delivery, accountability and financial management.

•                                          Reshaping South Africa’s urban environment through integrated spatial planning and an expansion of the municipal debt market.

•                                          Improving the quality of the education system, starting with greater attention to human resources management and annual assessment of learners to benchmark progress.

•                                          Enhancing dispute-resolution mechanisms in industrial relations.

•                                          Strengthening competition policy.

•                                          Enacting immigration reform to enable people with skills to work in South Africa more easily.

The continued implementation of the NDP through the MTSF as well as the nine-point plan announced in February 2015 lays out the basis for the much-needed economic and policy reforms to establish a platform for faster, sustainable and inclusive growth. In the current difficult environment, Government has prioritized restoring investor confidence and building inclusive growth. Government is taking steps to reduce constraints to growth by improving electricity supply, reforming the governance of state-owned entities, improving labor relations and improving policy coordination and certainty.

Efforts to boost investment in infrastructure to relieve bottlenecks (particularly in electricity, transport and telecommunication) and encourage greater investment in cities continue, with more than R900 billion in infrastructure investment spending planned over the medium term. The government is promoting regional infrastructure and cooperation, and promoting black ownership of productive industrial assets, as well as reviewing the incentives that government is providing to support business.

Electricity availability has improved from 70% in October 2015 to 81% in June 2016, due to new capacity being brought online as well as increased maintenance efforts. Electricity availability is expected to continue to improve in 2017 as the fourth Ingula unit is expected to come on line in the first half and offer some support to industry and the general economy. The supply of electricity remains a risk to the economic outlook and potential growth over the medium term. However, the supply of electricity has improved recently as the Eskom maintenance fleet has improved and new generating capacity from Renewable Energy Independent Power Producer Procurement program (REIPPPs) is coming on line. Also, companies are finding new ways to reduce electricity dependency.

The Government encourages private sector investment through the active promotion of private-public partnerships, particularly to bolster energy supply through the Renewable Energy program. The Presidential Business Working Group creates a platform for constructive engagement between the private and public sector to tackle practical obstacles to investment. InvestSA has been established as a facility to assist potential investors with the procedures required to meet regulatory requirements. To improve the ease of doing business, the Companies and Intellectual Property Commission (CIPC) has been automatized to reduce the time spent on compliance and paperwork. In addition, the Cities Support Programme is working to implement reforms to improve the ease of doing business in South African cities. To improve competition, competition law has been strengthened to prevent companies from colluding with their competitors to fix prices.

To support investment by state-owned entities (SOEs), the implementation of recommendations from the Presidential Review Committee is underway. Some of the reforms in progress include the development of the Public Sector Participation framework; a board appointment process has been finalized; the state-owned enterprises remuneration framework has been updated and guidelines for the development of a shareholder management framework have been developed and approved. In July 2016, the Government announced the decision to establish a Presidential State-Owned Companies Coordinating Council, which will monitor and coordinate these efforts.

There are already a number of processes underway to rationalize SOCs. These include the merger of the housing development finance institutions and rationalizing government’s shareholdings in the telecommunications sector. Progress has been made in stabilizing SOCs, e.g. a full strength Board has been appointed at South African Airways (SAA), similarly a new Board and CEO were appointed at South African Post Office Limited (SAPO) and the company has been able to raise funding to repay creditors. To oversee the implementation of reforms in SOCs, an Inter-Ministerial Committee was established, led by the Deputy President, comprising of the Ministers of Public Enterprises, Finance, Energy, Transport, Telecommunications and Postal Services as well as Water and Sanitation.

As the MTSF points out, achieving a higher developmental trajectory and building a more equitable society will require a strong social compact. Government, business and labor are working together to restore business confidence, achieve inclusive growth and help society unite behind a common program. The extensive interactions between government, business and labor have resulted in significant progress.

Furthermore, government, business and labor are working together to solve how to remove blockages in sectors with high employment and export potential. While a range of interventions have been identified, in the short term, priority has been given to agriculture and tourism. The agriculture work stream is working on implementing initiatives on trade promotion and market access, improving water availability in the sector and exploring funding options under the Agriculture Growth Initiative. Under the tourism workstream, proposals are focusing on issues such as marketing, regulations, branding and inclusive growth. The proposals will be carried out by various tourism bodies. Work continues across a number of areas, most notably on efforts to raise youth employment, where business is seeking to raise youth employment by one million over the next three years.

Government is focused on creating jobs and building inclusive growth. Over the medium term, resources have been re-prioritized for small businesses development. Government has targeted support to small firms and is encouraging large businesses to contract more work from small companies. The Department of Small Business Development (DSBD) is working closely with municipalities to implement red tape reduction guidelines, to bring financial and other support services, such as how to open a bank account, register a company, and set up a business plan, into a centralized location. The Gazelles program will offer targeted, specialized support and mentoring for 200 Small, Medium and Micro-Sized Enterprises (SMMES) with high growth potential. In addition to specific labor reforms in place, government is focused on bringing greater stability in the workplace through the National Economic Development and Labour Council (Nedlac) process headed by the Deputy President.

Government expenditure continues to prioritize spending for education, health and social support. Public service delivery outcomes are expected to be bolstered by efforts to tackle corruption. Financial accounting and control systems are being strengthened. The National Treasury, working with the Department of Planning, Monitoring and Evaluation in the Presidency, intends to make greater use of expenditure reviews and evaluations in the allocation of resources.

The Office of the Chief Procurement Officer (established three years ago) continues to centralize oversight of public procurement and has taken bold steps to improve supply chain management and ensure greater value for money. The 2016 MTBPS outlines some of the reforms that have been taken, which include: the finalization of Public Procurement Bill, revising the Preferential Procurement Regulations and renegotiating contracts with government service providers such as airlines, hotels, property owners and software suppliers. The eTender portal continues to make tender awards more transparent and less susceptible to corruption. Local service delivery is being supported by reforming the local grant system, as well as providing national government support to municipalities through project preparation facilities to help municipalities prepare plans that are ready for implementation and the infrastructure delivery management system from provinces to large cities.

GDP

Following the financial crisis (which induced a 1.5% contraction in real GDP growth in 2009), GDP growth rebounded to around 3% in 2010 and 2011. However, growth subsequently decelerated to 2.3% in 2012 and 2013, easing further to 1.3% in 2015. Real GDP growth averaged 3.3% between 1994 and 2011, and 5.2% between 2004 and 2007. Real GDP growth subsequently averaged 1.9% between 2012 and 2015.

In the first half of 2016, real GDP remained flat (utilizing seasonally adjusted and annualized data) compared to the same period in 2015. GDP growth was weighed by the unusually early timing of Easter, a drought-affected agriculture sector and safety-related stoppages in mining. These factors outweighed continued resilience in the services sector.

After slowing from 5.1% in 2011 to 1.7% in 2015, household consumption growth remains modest at 0.9% in the first half of 2016. Household consumption growth has been weighed by a number of factors, including weak consumer confidence, low employment, weak credit growth, and rising inflation and interest rates, which impacted real disposable income growth and consumer purchasing power.

Private sector investment contracted 0.6% in 2015, the first contraction since the onset of the financial crisis, and has contracted further in the first half of 2016 by 6.1% compared to the same period in 2015, primarily a result of weak business confidence alongside weak domestic and global demand conditions. Growth in public sector investment remains comparatively resilient, rising from 0.5% in 2011 to 8.4% in 2015, and continuing to grow at 2.8% during the first half of 2016, supported by strong infrastructure spending by general government and more moderate growth in state-owned companies’ investment.

Overall, net exports contributed positively to GDP growth in the first half of 2016, with real exports growing 0.5% from 4.1% in 2015, supported by rising exports of transport equipment and precious metals. Real imports declined 3.3% in the first half of 2016 compared to the same period in 2015 on the back of weaker domestic demand, with declining imports of mineral products, chemical products, machinery and electrical equipment being reported over the first two quarters of 2016. The combined effect saw the current account deficit narrow to 4.2% of GDP in the first half of 2016 from 4.3% in 2015.

The primary and secondary sectors weighed on growth in the first half of 2016. Severe drought conditions impacted field crops and horticultural products markedly, and resulted in the agricultural sector contracting 9.1% in the first half of 2016 compared to the same period in 2015. While the sector is expected to improve, given reports that the winter crops are in good condition due to favorable weather conditions, much of the sector’s recovery will hinge on the extent of the La-Niña occurrence which may result in normal or above normal rainfall. Growth in the mining sector contracted by 6.8% in the first half of 2016, as platinum group metal production rebounded from the impact of crippling strikes in 2014. High operating costs, safety stoppages, low commodity prices and weak global demand made for a difficult operating environment.

After having contracted 0.3% in 2015, the manufacturing sector grew 0.8% in the first half of 2016, with varied performance across sub-sectors. Petrochemicals, wood and paper, and food and beverages posted strong positive growth rates, countering the contractions in output of metals products and motor vehicles. Growth in the construction sector bore the brunt of declining sentiment and worsening building activity, moderating further to 1% in the first half of 2016 from growth of 2% in 2015. Growth in the tertiary industries, while moderating, has held up comparatively well, supported by resilient growth in the trade, catering and accommodation sector and the financial, real estate and business services sector.

In its 2016 MTBPS, the National Treasury forecasts real GDP growth to slow from 1.3% in 2015 to 0.5% in 2016 (revised downward from 0.9% expected in February, at the time of Budget 2016) before recovering to 1.3% in 2017 (revised downward from 1.7%). The downward revisions largely reflect weaker growth in household consumption and gross fixed capital formation, as a result of weaker confidence and weaker than expected global growth. GDP growth is anticipated to improve to 2.2% in 2019, due to an easing of supply-side constraints, a recovery in the global economy, and a rebound in domestic business and consumer confidence.

External risks to this forecast include high debt levels, further deterioration in Chinese growth rates, continued declines in commodity prices and political uncertainty in several major economies. Over the short term, the United Kingdom’s intention to leave the European Union (EU) will remain a source of financial volatility, alongside concerns about the health of major European banks.

Domestically, the supply of electricity remains a risk to the economic outlook over the medium term, however it has become less binding owing to the improved performance of the Eskom fleet and new generating capacity coming on-stream. Concerns over policy uncertainty, credibility, and coordination remain elevated, which may continue to contribute to low business, investor, and consumer confidence and dampening investment and consumption. The Rand’s volatility also poses risks of higher pass-through from the exchange rate to inflation.

To foster the conditions for more rapid growth, the 2016 MTBPS included a balance of fiscal consolidation efforts where tax policy measures will raise an additional R43 billion over the next two financial years, while the expenditure ceiling is reduced by R26 billion. Further, government continues to prioritize capital investment and the stabilization of national debt as a share of GDP.

Interventions to alleviate the constraints to growth include:

•                                          Efforts to stabilize Eskom as well as better energy availability through the improved performance of the Eskom fleet and additional generating capacity being brought online have worked towards alleviating electricity constraints. The independent power producer (IPP) program, which involves large investments by the private sector, will continue, and will expand to include private investment in not only renewable technologies but coal and gas as well.

•                                          Efforts to improve policy certainty are underway. The Mineral and Petroleum Resources Development Amendment Bill and the Mining Charter are receiving urgent attention so as to address uncertainty in the mining sector. Immigration reforms are under consideration to accelerate visa processing and boost tourism. The previously announced socio-economic impact assessment process is underway to reduce legislative and regulatory duplication, and improve policy design. An August 2016 Cabinet lekgotla resolution to improve coordination of broadband spectrum allocation policy and rationalize state-owned companies, as well as a speedy resolution to the dispute between the Independent Communications Authority of South Africa and the Ministry of Telecommunications and Postal Services on the auctioning of high-speed broadband spectrum will improve certainty in the information and communications technology sector.

•                                          Greater private sector investment will be supported by efforts to ease the regulatory burden (through initiatives such as InvestSA), to reduce time spent on compliance and paperwork through increased automation at the CIPC, to strengthen competition law through the newly-enacted Competition Amendment Act, and through efforts to enhance the environment for small business.

•                                          Greater active collaborations with business, trade unions and civil society to restore confidence and reduce constraints to growth via the Presidential Business Working Group and the CEO Initiative are working to promote a faster-growing, more inclusive economy. Initiatives include a R1.5 billion fund to support small firms with the ability to scale up and create jobs, and a private-sector program to create one million internships over a three-year period, focused on improving the job-readiness of young work seekers.

•                                          Engagements with business and labor to reduce workplace conflict and protracted strikes continue. An independent panel has been established to support work on a national minimum wage. In addition, government has proposed to extend the employment tax incentive and the learnership allowance, and will continue monitoring the impact of these incentives.

These efforts will be complemented by critical longer-term structural reforms, which include:

•                                          Prioritizing infrastructure investment to ease bottlenecks and raise the economy’s potential growth rate. The Government expects to spend approximately R987.4 billion on public-sector infrastructure over the next three years, which will be finalized and allocated in the 2017/18 budget.

•                                          Reforms of state-owned companies.

•                                          Promotion of greater regional integration, particularly in Southern Africa as well as the rest of the African continent, so as to remove impediments to regional growth and bolster trade in goods and services.

•                                          Supporting business through varying business support incentives offered by government, while also committing to review these incentives to assess performance, determine value for money, and analyse how the system as a whole supports the economy and job creation.

The following tables show nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	As of and for the year ended December 31,					As of and for the six-month period ended June 30,
	2011	2012	2013	2014	2015	2016(1)
Nominal GDP (millions of Rand) at market prices	3,023,659	3,253,970	3,549,153	3,812,607	4,013,592	4,250,466
Real GDP (millions of Rand) at 2010 prices	2,838,257	2,901,078	2,968,682	3,017,037	3,055,192	3,057,523
Real GDP Growth (percentages)	3.3	2.2	2.3	1.6	1.3	0.0
Population (million)	50.6	n/a	53.0	54.0	55.0	55.9
Per Capita GDP (nominal)	58,559	62,299	67,126	71,200	73,966	n/a
Per Capita GDP (real)	54,968	55,543	56,147	56,343	56,304	n/a

Note:

(1)                                 First half of 2016, seasonally adjusted and annualized.

Sources: SARB and Stats SA

	As of and for the year ended December 31,					As of and for the six-month period ended June 30,
	2011	2012	2013	2014	2015	2016
Rand (million)
Real GDP at market prices	2,838,257	2,901,078	2,968,682	3,017,037	3,055,192	3,057,523
Add: Imports of goods and services	841,839	877,362	921,356	916,693	965,555	935,951
Total supply of goods and services	3,680,096	3,778,440	3,890,038	3,933,730	4,020,747	3,993,474
Less: Exports of goods and services	841,839	877,362	921,356	916,693	965,555	916,048
Total goods and services available for domestic expenditure	2,838,257	2,901,078	2,968,682	3,017,037	3,055,192	3,077,426
Domestic Expenditure
Final consumption expenditure by households	1,705,240	1,768,365	1,803,665	1,816,227	1,847,688	1,855,449
Final consumption expenditure by general government(1)	571,279	591,275	613,871	625,025	626,515	633,671

	As of and for the year ended December 31,					As of and for the six-month period ended June 30,
	2011	2012	2013	2014	2015	2016(3)
Total Final consumption expenditure(1)	2,276,519	2,359,640	2,417,536	2,441,252	2,474,203	2,489,120
Gross fixed capital formation	558,755	573,310	613,197	622,661	638,394	618,067
Change in inventories	21,640	24,775	23,372	8,903	9,181	(10,738)
Residual item(2)	9,340	413	(14,169)	(17,084)	(14,990)	(19,022)
Total gross domestic expenditure	2,856,914	2,957,725	3,054,105	3,072,816	3,121,779	3,096,448
Real GDP (at 2010 prices)	2,838,257	2,901,078	2,968,682	3,017,037	3,055,192	3,057,523

Notes:

(1)                                 Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)                                 Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)                                 First half of 2016, seasonally adjusted and annualized. Source: SARB and Stats SA.

GDP and Expenditures as Percentage of Real GDP (at constant 2010 prices)

	As of and for the year ended December 31,					As of and for the six-month period ended June 30,
	2011	2012	2013	2014	2015	2016(3)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	29.7	30.2	31.0	30.4	31.6	30.6
Total supply of goods and services	129.7	130.2	131.0	130.4	131.6	130.6
Less: Exports of goods and services	29.7	30.2	31.0	30.4	31.6	30.0
Total goods and services available for domestic expenditure	100.0	100.0	100.0	100.0	100.0	100.7
Domestic Expenditure
Final consumption expenditure by households	60.1	61.0	60.8	60.2	60.5	60.7
Final consumption expenditure by general government(1)	20.1	20.4	20.7	20.7	20.5	20.7
Total Final consumption expenditure	80.2	81.3	81.4	80.9	81.0	81.4
Gross fixed capital formation	19.7	19.8	20.7	20.6	20.9	20.2
Change in inventories	0.8	0.9	0.8	0.3	0.3	-0.4
Residual item(2)	0.3	0.0	-0.5	-0.6	-0.5	-0.6
Total gross domestic expenditure	100.7	102.0	102.9	101.8	102.2	101.3

Notes:

(1)                                 Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)                                 Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)                                 First half of 2016, seasonally adjusted and annualized. Sources: SARB and Stats SA

Gross Domestic Expenditure (GDE)

Following the global financial crisis, average annual growth in GDE slowed from an average annual rate of 5.4% between 2000 and 2007 to 2.9% between 2010 and 2015. GDE has subsequently contracted by 1% in the first half of 2016, weighed by contracting investment and adverse changes to inventories. Investment was weighed by declining private sector investment, itself a function of poor business confidence. Material drawdowns in inventories were reported in the mining, transport and manufacturing sectors were reported in the first two quarters of 2016. Conversely, growth in government consumption improved to 1.5% in the first half of 2016 from 0.2% in 2015. Household consumption growth remained positive at a modest 0.9% in the first half of 2016, with household expenditure comprising 60% of real GDP in the first half of 2016, approximating the levels of the preceding three years.

Household expenditure growth in 2016 was not uniform across spending categories. After having contracted 2.1% in both 2014 and 2015, growth in household spending on durable goods continued to decline by 7.8% in the first half of 2016. Durable goods expenditure was weighed in particular by falling vehicle sales. New passenger vehicle sales are down 12.2% in the year to October 2016, with slowing installment sales credit, the exchange rate related rise in prices and weak consumer confidence contributing to this slowdown. Growth in real expenditure on non-durable goods slowed to 1.0% in the first half of 2016 from 2.2% in 2015, as rising food inflation eroded consumer purchasing power.

Semi-durable goods expenditure grew 4.8% in the first half of 2016 from 4% in 2015, as improving expenditure on clothing and footwear was supported by its comparatively tame inflation. Growth in real expenditure by households on services remained resilient at 1.9% for the first half of 2016 from growth of 1.8% in 2015.

Growth in credit extension to households averaged 2.7% over the first nine months of 2016, from an average of 3.8% in 2015, despite improving growth of household mortgages and overdrafts. Unsecured personal loans to households contracted by 1.9% on average in the first nine months of 2016, with a particularly sharp decline in April 2016, largely driven by changes to African Bank’s loan book. The 5.1% growth in 2015 was also driven by technical factors. Growth in mortgages extended to households improved from an average of 3.2% in 2015 to an average of 4.2% over the first nine months of 2016. Installment sales credit growth has continued to soften, retreating further into single digit growth of an average of 1.3% over the first nine months of 2016 (2015: 4.3%). High debt levels, rising interest rates and moderating real disposable income growth are expected to limit household credit growth going forward.

The ratio of household debt to disposable income has continued to decline since peaking at 87.8% in the first quarter of 2008, easing to a three-year low of 75.1% as of June 2016. This comes despite debt-service costs rising to a two year high of 9.8% of disposable income in the first half of 2016 in line with rising policy rates. Rates began to rise in January 2014 and rose 75 basis points in the first half of 2016.

The implementation of the published regulations on the Removal of Adverse Consumer Credit Information and Information Relating to Paid Up Judgments resulted in the proportion of credit-active consumers with adverse listings falling from 15.4% in the fourth quarter of 2013 to 0% in the first quarter of 2014. This contributed to the overall share of credit-active consumers with impaired credit records decreasing to 44.2% in the first quarter of 2014 from 48.1% in the final quarter of 2013. After an initial normalization period which saw the share of consumers with impaired credit records rise again (averaging 44.7% in 2014), this proportion has subsequently fallen below pre-amnesty levels from an average of 43.5% in 2015 to reach 40.2% in the second quarter of 2016.

The household gross saving ratio amounted to 1.1% of GDP as at the second quarter of 2016, slightly below the 1.2% of GDP in the first quarter of 2016, but remained reflective of a general improvement in the household gross saving ratio since 2013. On a net basis, taking into account depreciation, household savings were negative, albeit to a lesser degree, averaging -0.8% of disposable income in the first half of 2016 compared to an average of -1.2% in 2015. Households have been dissaving since 2006.

Real gross fixed capital formation comprised 20.1% of GDP in the second half of 2016, with this ratio on a modest downward trajectory after having improved from 19.1% in 2011 to 20.6% in 2015. Growth in gross fixed capital formation has varied notably since the onset of the financial crisis, ranging from as low as -6.7% in 2009 to as high as 7% in 2013. Growth has averaged 1.2% between 2009 and 2015, from an average growth rate of 9.2% per year between 2000 and 2008. The moderation was due to reduced private sector investment growth and a slowdown in public sector growth from rates that were elevated in the build-up to the 2010 World Cup. Private sector investment constitutes around 63% of total investment spending in real terms.

Following a contraction of 0.6% in 2015, private sector investment contracted further by 6.1% in the first half of 2016. After having contracted by 3.0% in 2014 and 0.2% in 2015, mirroring the stagnation in the sector, growth in manufacturing investment continued to decline by 9.6% in the first half of 2016. Mining investment contracted 2.4% in the first half of 2016 after contracting 1.1% in 2015, against a backdrop of lower global commodity prices and weaker demand from China. Investment in the utilities sector rose by 9.7% in the first half of 2016 following 2.1% growth in 2015, with Eskom increasing their investment spending, in particular on construction works and machinery and equipment related to its Medupi, Kusile and Ingula power stations.

Public sector investment grew 2.8% in the first half of 2016 following growth of 8.4% in 2015. Investment by state-owned enterprises grew 0.5% in the first half of 2016, after growing by 3.5% in 2015 as a whole. Growth in investment by general government eased from 14.6% in 2015 to 5.6% in the first half of 2016. The community, social and personal services sector also saw investment growth ease to 3.5% in the first half of 2016 from 12.4% in 2015, in line with the broader slowing in public sector investment.

Aggregate inventory investment declined notably by R22.7 billion in the second quarter of 2016, subtracting 3.2 percentage points from second quarter GDP. Falling inventories were prominent in the mining and manufacturing sectors as stockpiles were drawn down to meet demand. The ratio of industrial and commercial inventories to GDP averaged 12.3% in the first half of 2016, somewhat lower than the average of 12.7% observed between 2013 and 2015.

Government expenditure growth rose to 1.5% in the first half of 2016 from 0.2% in 2015, supported by a marginal increase in employment numbers as well as increased expenditure on goods and services. National Treasury anticipates growth in real government expenditure to average 0.7% in 2016 (2015: 0.2%) before tapering to 0.3% in 2019, in line with government’s stated efforts to curb spending on non-essential goods and services. Real consumption expenditure by general government increased at a strong average annual rate of 4.7% between 2001 and 2009, resulting in public sector spending as a proportion of GDP rising from an average of 22.5% in 2001 to 27.7% in 2009. Public consumption growth in excess of GDP growth saw this ratio rise to 28.3% in 2015; the ratio held steady at 28.1% in the first half of 2016.

Annual growth in total nominal factor income rose from 6.5% in the first quarter of 2016 to 7.2% in the second quarter, as growth in gross operating surpluses improved. Growth in the total compensation of employees decelerated from 8.6% in the first quarter of 2016 to 8% in the second quarter, with a more prominent moderation compensation growth observed in the transport and general government sectors. This has seen the share of total remuneration of employees to total factor income moderate to 53.9% in the second quarter of 2016 from 54.4% in the first quarter. Nominal growth in compensation has broadly trended lower over the preceding five years, from 10.1% in 2011 to 7.9% in 2015.

Annual growth in aggregate gross operating surplus accelerated to 6.4% in the second quarter of 2016 from 4.1% in the first quarter. This improvement stemmed largely from improving gross operating surpluses in the mining and manufacturing sector.  The share of gross operating surplus to total factor income rose to 46.1% in the second quarter of 2016 from 45.6% in the first quarter. Growth in gross operating surpluses remains under pressure, falling to a low 1.9% in 2015 after averaging 7.3% between 2010 and 2014 and averaging 12.9% in the 2000s.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector (at constant 2010 prices)

	As of and for the year ended December 31,						Percentage contribution
	2011	2012	2013	2014	2015	2016(1)	in 2016(1)
Agriculture, forestry and fishing	66,913	68,093	70,577	75,416	70,994	68,798	2.4
Mining and quarrying	228,646	221,990	230,772	227,521	234,708	237,642	8.0
Manufacturing	369,582	377,330	380,434	380,841	379,523	378,750	13.8
Electricity, gas and water	68,978	68,733	68,311	67,450	66,763	67,565	2.4
Construction	95,860	98,329	102,811	106,531	108,704	104,702	3.9
Wholesale and retail trade, catering and accommodation	385,696	400,938	408,370	413,975	419,707	413,515	15.3
Transport, storage and communication	237,442	243,188	249,916	257,543	261,076	256,076	9.4
Finance, insurance, real estate and business services	545,802	562,042	576,368	589,969	606,772	604,667	22.2
General government services	423,833	436,466	449,211	461,201	464,377	467,719	16.8
Personal services	152,226	155,472	158,888	161,517	163,279	161,703	5.9
Gross value added at basic prices	2,574,977	2,632,583	2,695,659	2,741,964	2,775,903	2,761,137	100.0

Note:

(1)                                 The seasonally adjusted first half of 2016.

Source: Stats SA.

Percentage Growth in Real Gross Value Added by Sector
(at constant 2010 prices)

	For the year ended December 31,					As of and for the six- month period ended June 30,
	2011	2012	2013	2014	2015	2016(1)
Agriculture, forestry and fishing	2.0	1.8	3.6	6.9	-5.9	-9.1
Mining and quarrying	-0.7	-2.9	4.0	-1.4	3.2	-6.8
Manufacturing	3.0	2.1	0.8	0.1	-0.3	0.8
Electricity, gas and water	1.5	-0.4	-0.6	-1.3	-1.0	-3.4
Construction	0.4	2.6	4.6	3.6	2.0	1.0
Wholesale and retail trade, catering and accommodation	4.1	4.0	1.9	1.4	1.4	1.3
Transport, storage and communication	3.5	2.4	2.8	3.1	1.4	-0.4
Finance, insurance, real estate and business services	4.3	3.0	2.5	2.4	2.8	2.2
General government services	4.7	3.0	2.9	2.7	0.7	1.2
Personal services	2.5	2.1	2.2	1.7	1.1	0.8
Gross value added at basic prices	3.2	2.2	2.4	1.7	1.2	0.1

Note:

(1)                                 The seasonally adjusted first half of 2016 compared to the first half of 2015.

Source: Stats SA.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services, such as labor brokers. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment. This sector is the largest in the South African economy by GVA, accounting for 22% of the total economy.

Real value added by the finance, insurance, real estate and business services sector grew 2.2% in the first half of 2016 compared to 3.1% in the first half of 2015 and 2.8% for 2015 as a whole. The sector’s contribution to growth in overall gross domestic production accordingly decreased slightly from 0.6% in 2015 to 0.5% in the first half of 2016.

According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sectors employed 2,125,000 persons in the quarter ended December 2015 and 2,109,000 persons in the second quarter of 2016 — roughly 23% of the total workforce.

South Africa has a well-developed financial services sector — one of the largest among emerging market economies — with sophisticated banking, bond and insurance markets which have been key strengths in the country’s economic development. The World Economic Forum Global Competitiveness Report 2016 ranks South Africa 11th overall out of 138 countries for financial market development. This high ranking is underpinned by South Africa ranking first in respect of financing through local equity market, second in soundness of banks and financial services meeting business needs, third in regulation of securities exchanges.

The financial services sector is highly concentrated, with four banks (Barclays Africa Group Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited), and three insurance companies (Sanlam Limited, Old Mutual South Africa Limited and Liberty Life Limited), dominating the financial services and insurance industry. See “Monetary and Financial System—Structure of the Banking Industry”.

South African banks are well regulated, have sophisticated liquidity management systems, and limited reliance on funding in foreign currency. South African regulators have tended to be conservative, maintaining capital adequacy ratios in excess of global standards such as Basel 2.5 and Basel III. The banking sector remained adequately capitalized at 15.4% as of August 31, 2016, despite the implementation of the higher capital requirements of the Basel III framework from January 2013. The sector’s common equity Tier 1 (CET1) capital-adequacy ratio was 12.6% (well in excess of Basel III’s 8% requirement) in August 2016 as compared to 11.4% in August 2015.

Total assets of South Africa’s banks amounted to R4.8 trillion as of June 2016, up 9.3% from the preceding year. The four largest banks in South Africa accounted for approximately 82% of total assets. Gross loans and advances, the biggest component of banking assets, rose by 7.8% in June 2016 from 9% in June 2015, reaching R3.6 trillion. This growth can be attributed to increases in specialized lending and lease and installment debtors. As growth in household credit has moderated, total credit extension has been supported by stronger lending to corporates. The banking sector’s profitability ratios remain robust, with the cost-to-income ratio falling from 55.2% in August 2015 to 54.9% in August 2016 and the return on equity rising from 16.7% in August 2015 to 17.1% in the same period of 2016.

In line with a slowing growth in gross loans and advances, the total value of new credit granted declined by 3.5% in June 2016 and the number of credit agreements rose by 19.2%. The rejection rate fell marginally from 56% in June 2015 to 54.4% in June 2016. Banks have, over the past years, tightened their lending criteria on the back of rising bad debts, high household indebtedness and lower disposable income growth. Growth in credit extended to households averaged 3.5% in the first half of 2016, marginally higher than the 3.4% recorded in the same period in 2015. Growth in unsecured lending (mainly personal loans) slowed to 0.5% in the six months to June 2016 from 3.8% in the corresponding period in 2015.

The Minister of Finance announced in the 2016 MTBPS that the restructuring of African Bank has been completed and the government-guaranteed loan issued by SARB to facilitate the process has been fully repaid. The government had not provided any funds to bail out the bank, but provided a R7 billion backstop to SARB in line with international practice. African Bank was placed under curatorship in 2014 by the Minister of Finance and SARB in order to prevent contagion of the broader banking system. The bank’s assets account for 2% of total banking system assets. Rising consumer default rates during the first half of 2014 disproportionately affected African Bank due to its business model, which included a concentrated set of products and income streams and a lack of transactional banking services.

The operating environment for short-term insurers remains challenging in light of high levels of unemployment, low GDP growth rates and weak Rand exchange rate. Net premiums grew by 7% in 2015 from 11% in 2014 while growth in the first quarter of 2016 came in at 4%, compared to the same period last year. The loss ratio, as a percentage of net earned premium, improved marginally to 57% in the three months to March 2016 from 58% the same period last year. Management expenses, as a percentage of net written premiums, fell marginally to 22% in the first quarter of 2016 from 23% in the first quarter of 2015.

Long-term insurers recorded an annual growth of 8% in net premiums in the first quarter of 2016, unchanged over the same period in 2015. The number of new policies issued recorded no growth in the three months ending March 2016, following a decline of 8% in the same period in 2015. The ratio of individual lapse as a percentage of the number of new policies issued fell to 58% in the first quarter of 2016 from 68% the previous year, indicating reduced pressure on consumers. In 2015, long-term insurers experienced a knock from the moderation stock market performance, with growth in the JSE All Share Index falling to 2.5% in 2015 from 16.5% in 2014.

Government is continuing work to strengthen the financial sector. National Treasury tabled the Insurance Bill in Parliament on 28 January 2016. The Bill provides a consolidated legal framework for the prudential supervision of the insurance sector that is consistent with international standards for insurance regulation and supervision. In October 2016, National Treasury published an update to the Financial Sector Regulation (Twin Peaks) Bill following the hearing in the Standing Committee on Finance in Parliament. The Bill will introduce a twin peaks framework and provide for the establishment of the Prudential Regulator under the South African Reserve Bank, the prudential authority will have oversight responsibility in prudential supervision of market infrastructures and financial institutions that provide securities services, while the market conduct regulatory function will fall under the Financial Sector Conduct Authority, that will replace the Registrar of Securities Services — currently known as the Financial Services Board. The market conduct regulator will be responsible for the licensing and supervision of market infrastructure as well as regulating the market participants in terms of the Financial Markets Act. The Bill is currently under consideration by Parliament. National Treasury has also published a third draft of the Ministerial Regulations made in terms of the Financial Markets Act. The Regulations are necessary to advance South Africa’s commitment to the G20 obligations to implement regulatory and legislative reforms to make financial markets safer and to regulate the OTC derivatives markets.

Manufacturing

Manufacturing is South Africa’s second largest sector, constituting approximately 12.6% of GDP in 2015. Approximately 55% of production is concentrated in upstream sectors such as metal products, wood processing, and petrochemicals. The remainder is focused on consumer-orientated sub-sectors such as food and beverages, motor vehicles, and furniture — a sign of diversification. The sector is a large job creator, providing employment for approximately 1.136 million people or 12.3% of total employment (Source: Stats SA Quarterly Employment Statistics, 2Q2016).

The importance of the manufacturing sector is reflected in the level of support it receives from government. The government’s support for the manufacturing sector is guided by the National Industrial Policy Framework and the Industrial Policy Action Plan (an annually published action plan focusing on a three-year rolling period). The most recent IPAP (IPAP 2014/15 — 2016/17) focuses on supporting advanced manufacturing (e.g. advanced materials and aerospace) along midstream and downstream processing activities, sector-specific support, exports promotion, the green economy and local procurement — particularly for black economic empowerment. Producers are able to obtain grants for marketing of exports, tax relief for capital expenditure and R&D, funding for small business development, business incubation, assistance for critical infrastructure, funding for job creation, and funding through sector-specific support programs (for example automobiles and clothing and textiles). Local manufacturers are also supported through preferential procurement policies, and the designation of several sectors for local procurement. Since the recession, manufacturing gross value added has recovered steadily, growing at approximately 2.7% annually between 2010 and 2012. However, growth slowed to 1.4% in 2013 and the sector contracted by 1.4% in 2014 reflecting supply shocks, labor unrest and weak domestic demand. Growth made a marginal recovery in 2015 expanding by 0.1%, which has been sustained over the first six months of 2016, with 1.7% growth year-to-date. However, the aggregate trend masks the volatile nature of the sector’s performance over the year. Some sectors such as autos were well placed to take advantage of stronger growth in traditional markets of the US and Europe, as well as Africa. Production was poor in the first quarter of 2016, hampered by subdued commodity prices and demand. The second quarter marked a significant improvement in the sector’s performance, driven by growth in the petrochemicals, food and beverage and motor vehicles sub-sectors.

Gross fixed capital formation in manufacturing, at constant 2010 prices, grew by 3% between 2010 and 2015. Capacity utilization of large manufacturers stands at 81.6% in June 2016, from 80.3% in 2015. Insufficient demand remains the main reason for under-utilization.

The relatively weaker currency, greater export potential into other African countries, in particular SADC, higher levels of investment into manufacturing, especially in the automotive sector, and government support through incentives and local procurement targets will support expanding production over time.

Manufacturing trade performance has been relatively strong recording a 14.3% increase in exports in the six months to June 2016 compared to the same period in 2015. Strong growth in the exports of food and beverages, metals products, wood and paper, motor vehicles and parts have driven this performance.

Going forward, we expect to maintain a positive manufacturing trade balance for the remainder of 2016. Despite the subdued global economic outlook for 2016, South Africa has maintained a positive manufacturing trade balance supported by growth in Sub-Saharan Africa, the EU and emerging and developing Asia.

Composition of Manufacturing Sector Growth

		Year-to-date growth*
	Weights	2015	2016
Food and beverages	24.53%	2.6	0.9
Petrochemicals	23.58%	-2.3	6.5
Metals products	18.77%	-2.7	-3.6
Wood and paper	12.62%	-1.4	5.3
Motor vehicles and parts	6.85%	5.6	-0.5
Glass and non-metallic	4.15%	-2.3	-0.6
Clothing and textiles	3.34%	1.1	-2.6
Furniture and other manufacturing	2.94%	-6.1	-8.3
Electrical machinery	1.67%	-1.3	6.3
Radio and TV	1.55%	-11.6	12.3
Total	100.0%	-0.7	1.7

Source: StatsSA.

*                                         captures growth from January to August

Food, Beverages and Tobacco

The food and beverage sub-sector is the largest in manufacturing, forming approximately 24.53% of manufacturing output according to Stats SA.

The food sub-sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. Food and beverages also form part of the agro-processing sector which remained resilient after the recession. The agro-processing sector is characterized by upstream linkages to primary agriculture and downstream agro-processing outputs of both intermediate and final goods which are marketed through wholesale, retail chains, restaurants and fast food franchises.

Most of the South African retail chains moving into the rest of Africa, such as Shoprite, carry fast moving consumer goods (FCMG). The FMCG sector represents one of the largest industries worldwide. Products that are classified under FMCG include food, beverages, personal hygiene and household cleaning utensils. An important characteristic of the FMCG sector is that it generally does well in an economic downturn, when consumers cut back on luxury products. This has contributed to the expansion of the food and beverage sub-sector.

The SADC region forms South Africa’s main export market for food, beverage and tobacco products, accounting for 55.5% of exports in 2015. The EU represents 15.8% of exports, with the Eastern Asia accounting for 5.4%. The food and beverages sub-sector has grown by 0.8% in the first half of 2016. Growth has mainly been supported by the strong export growth of 8.5% year-to-date.

Petroleum Products, Chemicals, Rubber and Plastic

The petrochemicals sub-sector is the second largest in manufacturing, forming approximately 23.58% of manufacturing output according to Stats SA.

This is one of the few sub-sectors where output is higher than pre-crisis levels, supported in particular by large investments in chemicals and pharmaceuticals. The largest export market for the sub-sector is SADC, which makes up about 46% of exports, followed by the EU with 15%, and NAFTA with 10%. This sub-sector accounted for 15.8% of total manufacturing exports in the first half of 2016, from 14.4% in the same period in 2015. Exports grew by 1.9% in the first half of 2016 compared to the same period in 2015.

Production in this sub-sector expanded by 6.5% in the first half of 2016, following a contraction of 2.3% over the same period in 2015. Growth of 1.5% for the sub-sector had been achieved for the same period in 2014. Electricity shortages in the first half of 2015 had significant negative effects on the sub-sector, and the recent recovery in electricity supply has helped support the sector. Continued expansion of electricity capacity should provide support, but higher electricity costs and slippage in electricity supply expansion pose risks.

Basic Iron and Steel, Non-ferrous Metal Products, Metal Products and Machinery

The metal products sub-sector is the third largest in manufacturing, forming approximately 18.77% of manufacturing output according to Stats SA.

The metal products sub-sector comprises the working of metal, including structural metal products, engines and turbines, agricultural machinery, and electrical industrial machinery. Though the sector is facing challenges, it remains a large generator of exports with 25.5% of total manufacturing exports in the six-month period ended June 2016 (26.2% over the same period in 2015).

The operating environment in 2016 remains difficult. Steep import competition has compounded the impact of low commodity prices, rising electricity costs, and subdued domestic demand. Production fell by 3.6% in the first half of 2016, following a contraction of 2.7% in the same period in 2015. Despite the economic slowdown, Eastern Asia is the sub-sector’s largest export market, accounting for 33% of metal exports in 2015, followed by SADC with 17% and the EU with 16%. Exports grew by 11.5% in the first half of 2016 compared to the same period in 2015. Global excess supply, alongside electricity supply and prices, remain the major risks to the sector.

Wood and Paper; Publishing and Printing

The wood and paper sub-sector is the fourth largest in manufacturing, forming approximately 12.62% of manufacturing output according to Stats SA.

Production expanded by 5.3% in the six months to June 2016 compared to a contraction of 1.4% in the same period in 2015. The expansion in yearly production masks the volatility of the quarterly production in the sub-sector. Second quarter production recovery was the driver of this expansion. Production in 2Q2016 expanded by 0.7% compared to 2Q2015, while 1Q2016 contracted by 3.1% compared to 1Q2015.

Wood and paper accounted for 4.5% of total manufactured exports for the first six months of 2016 compared to 5% in the same period in 2015. Total exports for the sub-sector, however, grew by 28.8% in the first six months of the year. Primary exports markets are: the SADC region with 35%, followed by Eastern Asia with 26% (China and Japan accounting for the bulk of this), and the EU with 12%.

Motor Vehicles, Parts and Accessories and Other Transport Equipment

The motor vehicles sub-sector is the fifth largest in manufacturing, forming approximately 6.85% of manufacturing output according to Stats SA.

The motor vehicles sub-sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories. The EU, NAFTA and SADC are the major export markets, accounting for 27.14%, 13.67% and 7.26% of exports, respectively, in 2014.

Production for the first six months of 2016 contracted by 0.5% compared to the same period in 2015 owing to subdued domestic demand as a result of weak income growth, higher petrol prices, and above-inflation increases in the prices of new motor vehicles. However, exports grew by 20.9% in the first six months of 2016.

The motor industry receives the bulk of support available within the manufacturing industry, with an estimated value of incentives of R22 billion in 2011/2012 in tax and custom incentives. The Automotive Production Development Program (APDP) replaced the Motor Industry Development Program (MIDP) in 2013 and will extend to 2020. Both these programs are comprehensive, covering investment grants, tariff protection and import rebates. Part of the APDP, is the Automotive Investment Scheme (AIS), which is the on-budget component of the APDP and it amounted to R 536.1 million in 2014/15. This figure does not include the tariff allowances that the APDP also affords OEMs in the automotive sector.

The AIS has already resulted in increased investment in the sub-sector. Recent investment announcements include Mercedes Benz: R5 billion, General Motors: R1 billion, Ford: R3.6 billion, Metair Group: R400 million, Johnson Controls: R380m, VW: R4.5 billion, BMW: R6 billion, Toyota: R6.1 billion, and the Beijing Automobile International Corporation: R11 billion.

Textiles, Clothing and Leather Goods

The clothing and textiles sub-sector is the sixth largest in manufacturing, forming approximately 3.34% of manufacturing output according to Stats SA.

The sub-sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials, and textiles production using wool, cotton and synthetic fibers. The SADC region is the biggest export destination accounting for 50.85% of clothing and textiles exports in 2015. The European market, however, has lost considerable market share accounting for 12.81% in 2015 of exports from 25.75% in 2005.

Production of textiles and clothing contracted by 2.6% in the first six months of 2016. The sub-sector has been struggling to recover since the global recession and has been adversely affected by cost competition, with South Africa being a net importer of clothing and textiles.

Substantial government support through the Clothing and Textile Competitiveness Program, launched in March 2010, has had a positive impact on the sub-sector. The support program provides grant funding for investment in new machinery and equipment, interest subsidies for working capital, and support for clustering. The actual spending for the 2014/15 and 2015/16 financial years was R723.4 million and R855.6 million, respectively. The budget for the 2016/17 financial year is R601 million. Between the inception of the program in 2010 and March 2015, over R3 billion was approved to support investment in the sector. As a result, 68,000 jobs were retained in the sector, 6,900 new jobs created and 22 new factories in leather and footwear sector opened.

Furniture

The furniture sector, which forms approximately 1.06% of manufacturing output, contracted by 9.2% over the first half of 2016. The furniture sub-sector was, and continues to be, particularly hard-hit by low demand and consumer indebtedness. This has led to significant producers like Beares and Ellerines stores having to scale back production and retrench large numbers of employees in 2015 and the JD group closing down 251 stores in 2016. The Lewis group, a large local producer, received approval from competition authorities to acquire 62 Ellerines and Bears stores located in Botswana, Namibia, Lesotho and Swaziland as the struggling furniture stores continue restructuring.

The sub-sector faces strong competition from imports and low domestic demand. International demand, particularly from the EU, also remains low. The EU is the largest importer of these products, accounting for 36.87% of exports and the SADC region accounted for 21.78% of furniture exports in 2014.

Electrical Machinery and Apparatus

The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, and lights and lighting equipment are included in this sub-sector. This is the second smallest sub-sector, accounting for only 1.67% of total manufacturing (from 1.70% in 2012). Production expanded by 6.3% in the first six months of 2016, following a contraction of 1.3% in 2015. SADC is the main export destination of electrical machinery products, accounting for 46% of exports in 2015, followed by the EU with 23% and the NAFTA with 10%.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.

Real value added growth in the sector in the first half of 2016 averaged 1.4%, compared to 1.5% and 1.3% in 2015 and 2014, respectively. This compares unfavorably with growth of 1.9% in 2013 and a post-crisis high of 4.1% in 2011. Subdued employment growth in the economy, generally depressed economic activity amidst high prices and elevated interest rates have resulted in weak consumer confidence and spending.

Despite the adverse trading conditions in the sector, formal employment in the sector has remained relatively resilient. According to the latest QLFS, employment in the wholesale and retail trade, catering and accommodation sector grew by 3%  in the second quarter of 2016 compared to the same period in 2015. This was offset, however, by a sharp decline of 5% in the informal sector.

Wholesale and Retail Trade

The wholesale and retail trade sector is the third largest sector in South Africa, measured by value added. In the second quarter of 2016, it accounted for 15% of nominal GDP and 19.4% of formal sector employment.

Despite largely uninspiring economic conditions in 2015, retail sales growth proved more resilient than expected with growth of 3.3%, up from 2.1% and 2.7% in 2014 and 2013, respectively. This, however, came largely as a result of sharply lower oil prices in the early part of 2015 which fed into lower fuel prices and provided a boost to real consumer incomes.  The sharp depreciation of the Rand from the latter part of 2015, however, appears to have reversed this trend. Retail sales growth for the six months to June 2016 came in at 3%, in line with the 2.9% growth achieved for the same period of 2015.

The wholesale and retail trade sub-sectors remain highly concentrated with four dominant retailers in the market. Competition is nevertheless vigorous among the major chain stores, driving rationalization and reduced costs throughout the distribution chain. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Despite allegations of market abuse by consumer groups and unions, the Competition Commission has not found evidence of anti-competitive or collusive behavior.

South African wholesalers and retailers have further expanded their operations by establishing distribution and logistical networks in other African countries, particularly Botswana, Mozambique, Zambia, Nigeria, Angola and Ghana.

Catering and Accommodation Services

Catering and accommodation services growth is closely linked to the growth of the tourism sector. The total contribution of travel and tourism to GDP increased from about 6.5% of GDP in 1995 to 10.4% in 2014. While the direct contribution has increased by 0.7 percentage points, indirect and induced contributions have increased by 1.8 percentage points. The significantly larger increase in indirect and induced contributions highlights the fact that the tourism sector has become more interlinked with other sectors in the economy and is therefore an important driver of growth across many sectors. The tourism sector is currently linked to 12 industries in the South African economy.

Between 1995 and 2014, the size of the travel and tourism sector grew by 128%. The largest driver of this came from the 135% growth in the indirect and induced contribution. The significant increase in this contribution is as a result of the increased linkages between the tourism sector and the rest of the economy.

In 2014, travel and tourism’s contribution to GDP was larger than that of the individual contribution of the agriculture, automotive manufacturing and chemical manufacturing sectors. The direct contribution of the tourism sector was three times as large as that of the automotive manufacturing industry.

Total travel and tourism accounts for about 1.35 million jobs in the economy and has increased by 63% between 1995 and 2014. The largest increase came from direct employment, which increased by more than 82% over the period. In 2014, travel and tourism’s contribution to employment was larger than the individual contribution of the agriculture, automotive manufacturing, chemical manufacturing and mining sectors. The direct contribution of the tourism sector was three times as large as that of the automotive manufacturing industry. For every direct job created in the tourism sector, one additional job is created on an indirect or induced basis, making its linkages stronger than in the agriculture and education sectors.

A total of 3.5 million travellers passed through South African ports of entry in August 2016, according to Stats SA’s latest Tourism and Migration report. The number of tourists increased by 14% from 731,248 in August 2015 to 833,638 in August 2016. The number of overseas tourists has increased by 22.6% over the same period.

Reviewing the performance of tourism between 2009 and 2014, tourist arrivals grew by 6.4%, ahead of the global tourism growth average of approximately 3.4% in this period. This increase in tourist arrivals contributed to an increase in visitor exports of 3.3%. While tourist arrivals recorded strong growth in 2012 and 2013, growth turned negative in 2014 and 2015 due to the combined impact of the Ebola outbreak in West Africa, and the impact of new visa regulations. These have subsequently been revised, leading to improved growth in 2016. A total of 3.5 million travellers passed through South African ports of entry in August 2016, according to Stats SA’s latest Tourism and Migration report. The number of tourists increased by 14% from 731,248 in August 2015 to 833,638 in August 2016. The number of overseas tourists has increased by 22.6% over the same period.

The ten leading overseas countries visiting South Africa are the UK, USA, Germany, the Netherlands, France, China, Italy, Australia, India and Spain. Tourists from these ten countries comprised 75.2% of all tourists from overseas countries. The latest date, for August 2016, shows that all ten countries showed a year-on-year increase in the number of tourists to South Africa. The greatest increase, of 66.1%, was for tourists from China, followed by Spain at 51.5%.

For tourists arriving from the African continent, 97.2% were from SADC countries. The remaining 2.8% of tourists arrived from West Africa, East and Central Africa and North Africa. The ten leading SADC countries in terms of the number of tourists visiting South Africa in August 2016 were Zimbabwe, Lesotho, Mozambique, Swaziland, Botswana, Namibia, Malawi, Zambia, Angola, and the Democratic Republic of Congo (DRC). Malawi showed the largest increase of tourists at 34.2%, while Mozambique showed the largest decrease at 6.2%.

Transport and Storage

South Africa’s modern and extensive transport and logistics system plays an important role in the national regional economy, transporting freight for export and domestic use, as well as enabling the movement of people within and between cities and rural areas. The transport system comprises airports, sea ports, roads, rail and public transport networks.

Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. The Department of Transport is also responsible for overseeing regulation of the sector through a number of regulatory bodies including the Ports Regulator, the Regulatory Committee (for Aviation), Railway Safety Regulator (RSR) and the South African Civil Aviation Authority (SACAA).

Transnet, the horizontally integrated state-owned company, plays a central role in freight transportation through its rail, port and pipeline operations. Intercity passenger land transportation is provided by PRASA. SANRAL is responsible for the upgrading and expansion of the national road system while provincial and municipal governments are responsible for secondary roads.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The volume of goods transported (payload) increased by 5.4% in South Africa in May 2016 compared with May 2015, while corresponding freight income increased by 6.5% over the same period. The main contributors to this were the improvements in mining and manufacturing sector output recently.

SANRAL is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 750,000 km of roads. The South African national road network consists of 21,403 km of roads. South Africa has the longest road network of any country in Africa.

The toll-road network comprises about 19% (3,120 km) of the national road grid. SANRAL manages some 1,832 km of these toll roads. About 1,288 km of the tolled sections of national roads have been concessioned to private companies to develop, operate and maintain. Government has indicated that the roads under SANRAL’s jurisdiction may increase by a further 13,597 km over time. During 2014/15, 1,670 km of provincial roads were declared national roads. To continue the expansion and maintenance of the comprehensive national road network, SANRAL will continue the selective expansion of toll roads. New roads will be funded through the user-pay principle with electronic tolling, if feasible. This will relieve congestion and enhance traffic flow around major metropolitan areas. SANRAL spent R14.4 billion in 2015/16 on new works, rehabilitation and improvement, periodic and special maintenance, routine road maintenance, community development, supervision and other activities.

While air freight may only account for 0.5% of the tonnage of global trade with the rest of the world, in value terms it makes up around 35% of the total. Around 325,000 tons of freight travelled to, from and within South Africa by air in 2013. The ten international routes accounted for approximately one-third of this total. In total over 33 million passengers arrive or depart from South African airports each year.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). The Department of Transport is responsible for overseeing the state’s stake in ACSA. South Africa’s three major international airports (Johannesburg’s OR Tambo, Cape Town International and Durban’s King Shaka) are the highest ranked airports in Africa and respectively ranked 30th, 22nd, and 35th in the 2016 World Airport Awards. In 2015/16, ACSA spent R826 million on capital expenditure relating to improvements, expansions and replacements.

South African Airways (SAA) is a wholly state-owned company which, due to on-going financial difficulties, has been supported by government guarantees amounting to R14.4 billion, of which R11.4 billion has been used so far. This year an additional R6 billion guarantee was provided to SAA but with strict conditions that call for financial stability over the next five years. However, the further decline of the Rand and the slow-down in growth globally are expected to have a negative effect on the airline. The airline is implementing its Long-term Turn-around Strategy to reduce costs and become more efficient. SAA’s core business is the movement of people and goods by air. The Group operates a dual-brand airline model, with SAA as its premium brand and the low-cost carrier, Mango, targeting price-sensitive markets. SAA provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. SAA became the first airline in Africa to join the Star Alliance Group in April 2006.

Transnet, a public company wholly owned by the Government, is the custodian of rail, ports and pipelines, responsible for delivering reliable freight transport and handling services. Transnet has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business). The company is overseen by the Department of Public Enterprises. Revenue increased by 1.7% to R62.2 billion in 2016, driven by a 4.2% increase in rail containers and automotive volumes as a result of concerted efforts to shift rail-friendly cargo from road to rail, as well as a 1.4% growth in petroleum volumes.

The national and local railway network consists of approximately 20,824 km of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). TFR moves heavy haul and bulk commodities over long distances and accounts for 62% of total Transnet revenue. The division also provides the network for long distance passenger rail agency as well as haulage capacity for other private passenger services. The Rail Engineering (RE) division consists of nine businesses, namely wagon, locomotive, coach, rolling stock equipment, rotating machines, wheels, auxiliary foundry and port equipment maintenance.

Transnet National Ports Authority (National Ports Authority) operates as a landlord port authority, managing, controlling and administering the South African port system on behalf of the state. The National Ports Authority owns and manages the eight ports within South Africa and its tariffs are regulated by the National Ports Regulator. Approximately 98% of South Africa’s exports are conveyed by sea. Transnet Pipelines owns and operates South Africa’s 3,800 km of strategic petroleum and gas pipeline infrastructure, with the objective of ensuring security of supply of petroleum products to the inland market.

The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The business is regulated by the National Energy Regulator of South Africa (Nersa).

Transnet capital expenditure of R22.8 billion is planned for the current financial year, which is lower than the nearly R30 billion invested last year and well below the peak of R33.6 billion recorded in the 2015 financial year. Half of this expenditure will go towards its freight rail division. In comparison with the original capital expenditure strategy in 2012, emphasis has partially moved away from containers to bulk products and the development of the Liquefied Natural Gas Terminal at Ngqura. This is in line with the requirements of the government’s oceans economy strategy (Operation Phakisa). At the same time, the proportion of the projected investment in rail has increased with the anticipated investment in a manganese line. Transnet is also continuing with its Private Sector Participation (PSP) Policy that was released in 2013. Bulk commodities, intermodal, general freight services, multi-purpose terminal development, regional integration, non-core projects and Operation Phakisa initiatives have been identified as PSP projects. In addition, the inland Tambo Springs container terminal, earmarked for development as a public-private partnership (PPP) is expected to be operational in 2019 with an initial capacity of 144,000 Twenty-Foot Equivalent Unit (TEUs) a year, with an option to ramp it up to 560,000 TEUs.

Capital expenditure is expected to rise steadily from R36.2 billion in the 2018 financial year to a peak of nearly

R50 billion in 2022. However, Transnet has also introduced a ‘low-road’ scenario which shaves R22.9 billion from the seven-year investment plan and lowers the overall budget for the period between 2017 to 2021, where after its rises steeply to peak at R54.3 billion in 2023. The Government has placed a strong emphasis on increasing public transportation availability, in line with the NDP. According to Stats SA, the use patterns of public transport have changed significantly between 2003 and 2013, with general increases in the percentage of households who used taxis (from 59% to 69%), buses (16.6% to 20.2%) and trains (5.7% to 9.9%). Bus Rapid Transport (BRT) systems provide a mechanism for implementing public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. Large metros are investing heavily in integrated public transport. Cape Town, Johannesburg and Tshwane have begun operating stations, depots, buses and dedicated bus lanes. Mbombela, Nelson Mandela Bay, eThekwini, Rustenburg and George have started constructing similar infrastructure. Government is also seeking to modernize the private provision of transport to increase safety.

The Passenger Rail Agency of South Africa (PRASA) was established in 2009, following the Cabinet’s approval of the consolidation of passenger rail entities, in a bid to provide better mobility and accessibility to transport. PRASA is the parent company of Metrorail (commuter rail services); Shosholoza Meyl (long distance passenger rail services); Autopax (long distance bus services); PRASA Corporate Real Estate Solutions (facilities management); PRASA Technical (rolling stock upgrade, maintenance, depot and fleet management); and Intersite Asset Investments (property portfolio and asset investments). PRASA embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. Prasa is planning to invest R175 billion in new infrastructure over the next ten years and of this, PRASA expects it will spend R51 billion to procure 600 trains. A total of 580 of these trains will be manufactured in South Africa.

To reduce the traffic and speed up commute times between Johannesburg and Pretoria, the National Government co-funded the R32 billion Gautrain Rapid Rail Link. This project has linked Johannesburg, Tshwane and the O.R. Tambo International Airport through high-speed rail services since August 2011. It now ferries between 50,000 and 60,000 passengers per day. Following this success, the Gautrain Management Agency, which operates the rapid rail link, has proposed seven new routes along identified “high-mobility corridors” in South Africa’s busiest province.

Communications

The communications sub-sector consists of postal services and telecommunications services.

Fixed-line services are dominated by Telkom SA Limited (Telkom),(1) in which the government has a 39.8% stake, although there is also a second national fixed-line operator — Neotel.(2) There are five licensed mobile operators: Vodacom, MTN, Cell-C, Virgin Mobile and Telkom Mobile. The Government sold its 13.91% stake in Vodacom in 2015. The telecoms sector has seen quite a few developments in 2016, with many firms attempting to invest in new technologies, and become more cost competitive in terms of the cost of data.

Additionally, in September 2015, Telkom physically separated its wholesale fixed-line internet access division from its retail and mobile divisions, to form Openserve. Openserve intends to provide one million homes with fiber access by 2018. The government aims to double its mobile broadband coverage to 80% of the population by 2019. In addition it has noted the ICT White Paper policy has been released for comment and will be finalized at the end of 2016. It aims to reduce barriers to entry and increase growth in the industry.

The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability allows customers to switch networks without changing numbers. Call termination rates were reduced by ICASA from R0.89 in 2011 to R0.20 in 2014. The call termination rate reductions are ICASA’s first and only tariff setting intervention completed in terms of the ECA Act.

Cellular telephony is among the fastest growing sub-sectors of the South African economy. In its annual results,

(1)  The major shareholders of Telkom are (i) the National Government, with a direct holding of 39.8% and (ii) Public Investment Corporation, with a direct holding of 10.9%. The remaining 47.3% of Telkom’s issued shares are in free float. Telkom is listed on the Johannesburg Stock Exchange (JSE). For the financial year ended March 31, 2016 Telkom’s Group operating revenue was R33.7 billion (R32.4 billion in 2015) and profit after tax was R4.1 billion (3.1 billion in 2015). It is one of the largest companies in South Africa and together with its subsidiaries and joint ventures forms one of the largest communications services providers on the African continent. Telkom provides international direct dial telephone services to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide.

(2)  The Telecommunications Amendment Act of 2004 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second national fixed-line operator to compete with the then state monopolist Telkom. In September 2006, Neotel entered the market and competes on most of the services that Telkom provides.

Vodacom reported an 18% increase in data revenue and 19% growth in average monthly data usage by customers to 632 MB. MTN stated that across its African and Middle East operations data traffic increased by 123.3% in 2015. In 2015, Cell C planned to invest R8 billion over the next three years to develop a long-term evolution (LTE) network. Meanwhile, Vodacom and MTN plan to outlay R8 billion and R10 billion, respectively, to improve the quality and capacity of their respective 2G and 3G networks and to establish LTE sites. Investment continued into 2016 in an attempt to deliver more broadband services in a heavily spectrum-constrained environment. MTN has partnered with Ericsson to trial LTE-U technology aggregating licensed and unlicensed spectrum. In a similar development, Vodacom has launched a commercial LTE-U site using unlicensed spectrum in the 5.8GHz band in a section of Sandton City in Johannesburg. While there are severe constraints on the spectrum side of the telecoms sector impacting on investment, fiber investment is growing rapidly, particularly in affluent areas.

Telkom Mobile has announced the launch of its FreeMe mobile plan, offering six tiers of pricing. This is the first “data-centric” package deal of its kind in the South African telecommunications sector. Following this, Vodacom has become the first network to respond to drastic mobile price cuts from Telkom by unveiling new contract packages offering more data. Other players are likely to follow and this bodes very well for consumers in that cellular package offerings are likely to become simpler, cheaper and more focused on data offerings.

However, there have also been some challenges in the sector over the past year. There are legal challenges over the Department of Communication’s choice of Set Top Box technology, which will be required to assist poor household’s in receiving broadcasting signal when South Africa switches from an analogue to digital signal. Further, the telecommunications regulator (ICASA) has been taken to court by the Department of Telecommunications and Postal Services over their spectrum allocation model. However, government has instituted a Broadband War Room to combat these and other stumbling blocks in the sector.

The South African Post Office Limited (SAPO) is responsible for postal services through the Postal Act and the Postal Services Act 1998. SAPO was established on October 1, 1991 as a public company in terms of the Companies Act, 61 of 1973. The government of South Africa is the sole shareholder and is represented by the Minister of Telecommunications and Postal Services. SAPO has a retail post office infrastructure of 2,486 service points which deliver postal, courier, financial and PostBank services. SAPO was granted a license to operate as South Africa’s postal services provider in 2001. The license is valid for a period of 25 years and is reviewed every three years with the next review in 2017. SAPO has the exclusive mandate to conduct certain postal services under the Postal Services Act of 1998. A new CEO was appointed at the end of 2015, with the objective of reining in expenditure and boosting its financial performance. During the 2015/16 financial year benefits of R513 million were realized on cost reduction against a target of R583 million as outlined in its strategic turnaround plan.

Mining and Quarrying

The mining sector made up 7.7% of total GDP in 2015 in real terms. The contraction in employment escalated into the second quarter of 2016, with 457,000 people employed, representing a 6.5% decline from a year ago. Although the sector’s importance to the South African economy has been declining over the long term, it remains an important earner of export revenues. Mineral export sales (including mineral products, precious metals and iron and steel products) accounted for approximately 49% of total export revenues in 2015.

In the first half of 2016, South Africa’s mining sector was under significant pressure due to a combination of domestic and global factors. Although platinum mining sector wage negotiations commenced with no serious interruptions, the sector as a whole still saw a decline in production. Real value added in the mining sector contracted by 6.5% year-on-year in the first half of 2016, following an overall expansion of 5.5% in 2015 compared to 2014. On a seasonally adjusted quarterly basis, the sector expanded 17.4% in the second quarter of 2016, following a contraction of 19.1% in the first quarter.

Low commodity prices, weak global demand, especially in China and Europe (China accounts for about 40% of industrial market demand), and a supply glut in the iron ore and coal sub-sectors have had a major impact on the sector. This is likely to exacerbate the current challenges associated with supply-side constraints, such as the availability of electricity and access to transport infrastructure.

However, commodity prices have seen a modest rebound in 2016. By the end of the first half of the year, iron ore and thermal coal prices had risen by approximately 20% and 6%, respectively, since the start of 2016. Precious metals have experienced a particularly strong recovery: in the first half of 2016, the average price of gold and platinum increased by approximately 25% and 10%, respectively, compared to the same period in 2015.

South African mineral sales decreased by 2.5% in 2015 following a contraction of 0.4% in 2014. In the first half of 2016, mineral sales recovered, rising 4.8% compared to the first half of 2015. Gold sales were particularly strong during this period, increasing by 28.7% compared to the first half of 2015. To a certain extent, the depreciation of the Rand since 2012 has shielded South African mining companies against weaker commodity prices.

In volume terms, total mining production expanded by 3.2% in 2015, following a contraction of 1.4% in 2014, largely due to a recovery in PGMs production after the protracted strike in 2014. In the first half of 2016, mining production decreased 8.2% compared to the prior year period with particularly sharp contractions in iron ore and manganese, which declined 20.8% and 23.2%, respectively.

Although the importance of the gold sector is declining relative to platinum, coal and iron ore, it remains an important contributor to the South African economy. In 2015, South Africa’s gold sector produced around 4.7% of global output and was a significant contributor to private sector infrastructure and social investment (the latter in the form of employee housing and accommodation, training and development and local economic development). Production in the gold sector remained flat in the first half of 2015, rising 0.4% compared to the same period in 2014.

Following a difficult year marked by an extended strike in 2014, the PGMs sector staged a recovery in 2015. South Africa provided 72% of the total mined PGM supply in the world in 2015, while PGMs contributed R94 billion to total mineral sales in the period. Although the sector continues to operate under challenging global and domestic conditions, industrial action was averted in 2016 as the major stakeholders reached an agreement in the platinum wage negotiations.

South Africa’s coal exports, mostly along a heavy-haul line between Mpumalanga and the Richard’s Bay Coal Terminal (RBCT), contributed R103 billion to total mineral sales in 2015. The RBCT has a design capacity of 91 million tons per annum (mtpa) with plans to expand this to 110mtpa and the current rail capacity is around 76mtpa. As part of a five-phase expansion of the coal line between the Waterberg and RBCT, Transnet increased the rail capacity from the Waterberg coalfields to 6mtpa. It plans to increase the rail capacity on the coal export corridor to 81mtpa. In recent years, Transnet has increased capacity on the rail line from 68.5mtpa in 2012 and 70.8mtpa in 2013.

South Africa’s iron ore exports, mostly along a heavy-haul line between the Northern Cape and the port of Saldanha, contributed R39 billion to total mineral sales in 2015. The current capacity of the port is around 57mtpa and line capacity is around 60mtpa. Transnet plans to increase rail capacity to 82.5mtpa by 2018 (and eventually to 105mtpa). Some iron ore producers believe that line capacity can be further increased by 8 to 10mtpa through gains in operational efficiencies alone.

Domestic electricity supply constraints and tariff increases are a major challenge for the sector. The mining sector is the most reliant of all the major sectors of the economy on electricity as an input, although there are some exceptions: surface mining activities such as coal and iron ore have relatively low exposure to electricity costs, because they rely more on diesel than electricity.

Mining is the sector most vulnerable to electricity price increases as producers are not able to pass on increased electricity costs. Within the sector, gold mining firms are the most vulnerable to increasing electricity prices because of very electricity intensive deep mining operations. Electricity price increases have had severe negative consequences on firms’ competitiveness at the beneficiation level, such as steel production, with the exception of industries relying essentially on gas, such as catalytic converter producers.

Policy uncertainty, mainly in two areas, is affecting investor confidence in the sector. The Mineral and Petroleum Resources Development (MPRDA) Amendment Bill remains to be finalized. This has significant implications for investment in oil and gas exploration (both offshore and fracking) as well as general investment in the mining sector due to uncertainty related to developmental pricing of minerals to support beneficiation. The Department of Mineral Resources (DMR) has expressed a commitment to have the bill finalized by the end of 2016. Secondly, uncertainty remains around specific implications of the Mining Charter and differences between the DMR and the Chamber of Mines on the “once empowered, always empowered principle”. Government is currently working to reach an out-of-court settlement with the Chamber of Mines on whether past empowerment deals (where BEE shareholders have since exited from the deal) will be counted towards the mining sector’s requirement of 26% empowerment.

Following concerns that the mining regulatory framework was inhibiting investment, the Minister of Mineral Resources announced measures to reduce regulatory uncertainty in the mining industry and root out corruption in the awarding of mining licenses. Since September 1, 2010, in an effort to improve transparency in the licensing process, the DMR now places information on the status of exploration and mining licenses on its website. In addition, issuance of prospecting rights, which was previously done at regional offices, is only issued from the head office. This aims to reduce graft and inconsistent application of the law. Senior management has also been deployed to regional offices to strengthen leadership and oversight.

In the NDP 2030, the Government identifies mining as one of the key sectors for the acceleration of domestic industrialization and the acceleration of job creation. A number of binding constraints to growth that require policy intervention have been identified, including rail and port infrastructure, the stability of energy supply, skills constraints, a poor regulatory framework and policy uncertainty.

A report commissioned by the Department of Science and Technology titled “South Africa’s Technical Readiness to Support the Shale Gas Industry” was passed by Cabinet. The report has recommended that baseline studies and exploration be commenced. Draft regulations for shale gas exploration have been completed and stakeholder consultations will begin once the shale gas communication strategy is finalized.

The Government set up the Framework Agreement for a Sustainable Mining Industry in July 2013 in an effort to overcome the challenges faced by the mining sector. The action plan aims to ensure the rule of law, peace and stability; strengthen labor relations; improve living and working conditions of mineworkers; and provide short, medium and long-term measures to support growth and stability in the sector. A mining pact entered into between industry, unions and the government to limit the extent of adverse operating conditions on potential job losses going forward was signed in September 2015. A Mining Phakisa in November 2015 has enabled business, labor and government to identify priorities to achieve the objectives of increasing mining exploration, investment, production, and ensuring sustainability and transformation of the industry.

South Africa is endowed with substantial mineral resources, and further downstream and upstream beneficiation has been identified as a major stimulant to drive the country’s industrialization plan. As part of the NDP, the government is working towards creating a suitable environment for downstream minerals beneficiation. In June 2011, the Cabinet approved a ten commodity beneficiation strategy. The ten selected commodities are gold, platinum, diamond, iron-ore, chromium, manganese, vanadium, nickel and titanium, with coal and uranium bracketed together. The Minerals Beneficiation Action Plan (MBAP) has been incorporated into the 2015/16 Industrial Policy Action Plan (IPAP) which seeks to ensure that South Africa adds more value to its mineral wealth. The MBAP seeks to advance local value-addition across five mineral value-chains, namely, iron-ore and steel, PGMs, polymers, titanium and mining inputs. The IDC has approved funding of R247 million to improve downstream processes for iron-ore and steel, diamond, platinum and titanium. The Resources Capital Goods Development Program (RCGDP) interim report was approved in April 2015. This aims to stimulate and expand the mining capital goods sub-sector given the relatively large local and regional market for mining supplies. Platinum Power Fuel Cell, which is a joint project between the DTI and energy specialist Mitochondria, installed the first 100kW base-load platinum fuel cell, which runs on natural gas, at the Chamber of Mines in Johannesburg. Engagements are underway with leading fuel cell original equipment manufacturers to establish manufacturing plants in South Africa to expand the PGM beneficiation.

The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

	Index of Production Volume Including	Index of Production Volume Excluding	Total Value of Mineral Sales	Total Value of Mineral Sales
Year	Gold(1)	Gold(1)	Including Gold(2)	Excluding Gold(2)
2005	110.7	104.0	142,817.90	118,216.70
2006	109.2	104.2	193,589.50	157,184.90
2007	108.2	104.3	224,437.70	185,401.10
2008	102.1	100.4	300,714.50	254,722.30
2009	95.4	93.8	241,364.60	192,668.90
2010	100.0	100.0	300,292.50	247,199.20
2011	99.1	99.9	370,280.70	301,389.30
2012	96.0	99.6	364,117.30	287,292.70
2013	99.5	103.4	397,677.90	327,691.00
2014	98.2	101.6	396,277.60	332,928.80
2015	102.4	107.4	386,563.00	323,863.10
2016(3)	95.2	99.2	232,889.50	188,625.10

Notes:

(1)           Base: 2010 = 100.

(2)           Rand million, through June 30, 2016.

(3)           Rand million, through June 30, 2016.

Source: Stats SA.

Agriculture, Forestry and Fishing

Agriculture

The agriculture sector made up 2.3% of total GDP in 2015 in real terms, having declined from 2.5% in 2014 as a result of a 5.9% year-on-year contraction in output in 2015. Over the past 20 years, the sector has on average contributed 2.5% to total GDP. Despite the sector’s small direct contribution, strong linkages to the informal economy, rural areas and other upstream (agricultural inputs) and downstream (food processing) activities means it has higher multipliers which increase its overall value to the economy. For instance, in 2013, the sector contributed about 2.5% to GDP and indirectly a further 12% through related manufacturing and processing activities.

Real value added in the sector contracted 8.3% in the first half of 2016 compared to the same period in 2015. Two successive seasons of severe drought, particularly in the summer rainfall regions, has resulted in six consecutive quarters of falling output, following robust growth in 2014. In the case of maize, production is expected to decline by 24.3% in 2016 to 7.5 million tons from an already below average 2015 harvest. As a result, South Africa will be a net importer of maize — imports are expected to exceed two million tons in the 2016/17 marketing year. The outlook for the sector is positive following a favorable production outlook for the 2016 winter crop, as wheat production is expected to rebound 20.4% to 1.7 million tons in comparison to the prior season. In addition, a strong rebound in maize production to pre-drought levels in the next summer crop season is expected as climatic conditions are likely to normalize. Further growth in exports of certain fruit, nuts, beef, and fish and crustacean products will add additional support to the sector.

The drought, and to a lesser extent the depreciation of the Rand, have been the predominant factors driving the acceleration in food inflation over recent months, which is expected to peak around October 2016 before gradually easing thereafter. Maize prices have eased over recent months, however, and are expected to decline further if there is adequate rainfall in the upcoming summer crop season. Looking further ahead, inflation in the meat and meat products category may see sustained increases over the medium term from reduced supplies due to an expected slowdown in the rate of drought induced cattle slaughtering, which will place upward pressure on food inflation over the medium term.

South Africa has 12 million hectares of arable land, which represents approximately 10% of the country’s total land area, of which around 22% comprises high-potential arable land. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts, such as in 2015 and 2016. Yet South Africa remains a net food exporter and is a major exporter to the Southern African region, mainly due to the sector’s relative maturity and global competitiveness. The Department of Agriculture, Forestry and Fisheries (DAFF) suggests that commercial farmers produce approximately 95% of the country’s formal marketed agricultural produce. In addition, around 80% of agricultural output is produced by less than 25% of producers. The Commercial Agricultural Census estimated that there were 39,966 commercial farming units in operation in 2007, down from 45,818 in 2002. A widely held view is that there are now about 35,000 commercial farmers in South Africa (from 120,000 in 1994) as farms have consolidated and become more mechanized to achieve greater scale efficiencies. According to the 2Q2016 QLFS, employment in the agriculture sector declined by 44,000 to 825,000 in the second quarter of 2016 compared to the same period in the previous year, a 5% decline potentially reflecting the impact of the drought on crop production. On a quarterly basis, employment also decreased by 5% in the second quarter of 2016. Agriculture currently contributes 5.3% of all jobs in South Africa.

There are a number of farming regions that vary by climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas, to cattle farming in the bushveld and sheep farming in the more arid regions. Production under irrigation takes place on approximately 1.5 million hectares, which can be expanded by an estimated 500,000 hectares through better use of existing water resources and investment in new water schemes according to the NDP. Agricultural companies such as ZZ2, Karsten, Westfalia and AFGRI are well-established in the sector and have existed since the 1960s.

Historically, exports of processed agricultural products have outweighed exports of unprocessed agricultural products. However, in recent years, exports of fruit and vegetables have outperformed processed food products despite the latter receiving much greater amounts of government support in the form of incentives to upgrade machinery and equipment. Horticultural exports (such as grapes, citrus and nuts) are becoming increasingly important as a share of total agricultural output, replacing grains such as maize and wheat. South Africa enjoys relatively high shares of the global market for primary agricultural products such as oranges (12%), grapefruit (10%), plums (8%), greasy wool (8%), pears (6%), tree nuts (6%), fresh grapes (6%) and lemons (5%). Citrus fruit exports to Asia have expanded significantly over recent years, increasing 23.7% from US$373 million in 2011 to US$462 million in 2015.

In volume terms, citrus exports increased by 19.9% from 514,605 tons to 616,923 tons in 2011 and 2015, respectively. Agricultural exports (including animal products, vegetable products, fats and oils, and prepared foodstuffs) totalled about R112.5 billion in 2015, representing a 6% increase from the 2014 value of R106 billion. In 2015, export volumes of tree nuts and berry crops grew by 14.6% and 20.9% respectively. Rand weakness also supported double-digit growth in the export values of deciduous and citrus fruits.

The New Growth Path (NGP) and NDP policy frameworks identify the agriculture sector as a key driver of job creation and will introduce measures to support growth of commercial farming and smallholder schemes with comprehensive support around infrastructure, marketing, extension services and finance. The NDP, in particular, characterizes the sector as having the potential to create job opportunities for 300,000 households in smallholder schemes and 145,000 jobs in agro-processing by 2030.  The President’s nine-point action plan includes the revitalization of the agro-processing value chain and outcome 4 of the MTSF has a specific focus on addressing spatial imbalances in economic opportunities through expanded employment in agriculture.

The Integrated Growth and Development Plan 2012 (IGDP) has been developed by DAFF to provide a long-term strategy for the agriculture, forestry and fisheries sectors. Its aim is to provide a coordinated implementation framework linking the three sectors. The high-level responses offered in the IGDP have been translated into the Agriculture Policy Action Plan (APAP), which is the implementation arm of the IGDP. The Cabinet approved the five-year Agriculture, Forestry and Fisheries Strategic Framework, a strategic response to the NDP, and APAP in 2015. The framework sets out the key challenges faced by the three sectors and proposes interventions in four areas, namely equity and transformation; equitable growth and competitiveness; environmental sustainability; and governance. The broad objectives of APAP are to promote labor absorption and broaden market participation, and strategic interventions aimed at increasing value-chain efficiencies and competitiveness, focusing on selected sub-sectors and their value chains. The strategy and action plan will be updated on an annual basis.

The Draft Agri BEE Sector Code was gazetted for public comment in November 2015. Some distinguishing features of the Draft Agri BEE Sector Code include higher compliance targets for Supplier Development and Enterprise Development than those in the Amended Generic Codes of Good Practice. This is with the aim of creating a pipeline of black suppliers and black industrialists within the value chain of the South African agricultural industry.

In line with the aims of maximising agriculture’s contribution to jobs and growth, and more efficient use of public resources, several government departments are working to improve coordination of farmer support programs. This will eliminate existing overlaps and double-dipping of funding from the agriculture and rural development departments. Efforts to unlock specific constraints in the economy by joint working teams between business, labor and government are also underway.  In agriculture, work is focused on water management, financing and insurance (targeting smallholder farmers with little or no collateral), and trade promotion and market access. The task team has come up with proposals on the above areas, which will be further discussed for implementation.

Structural reforms in agriculture:

•                                          Efforts to diversify South Africa’s agricultural base away from Europe continue. Exports of apples to China have expanded 77%, in addition to efforts reported in Budget 2016 to boost citrus exports to the region.

•                                          SADC — EU trade agreement of June 9,  2016 improves access of sugar, ethanol and wine to the EU market (estimated value of exports of R14.6 billion).

•                                          To manage the impact of the drought, National and provincial government reprioritized R1.6 billion towards emergency funding for drought-relief initiatives between April 2015 and June 2016. The funding was used to provide water-tankering services and animal feed, and to refurbish and drill boreholes. The 2016 Adjusted Estimates of National Expenditure allocates a further R553.3 million for the acquisition of a mobile desalination plant and animal feed, ahead of rains expected later in the year.

Over the medium term, the agri-parks initiative will be rolled out. These parks are intended to help small farmers with production, processing, logistics, marketing and training within district municipalities. They are expected to contribute to rural job creation. At this stage, two parks are operational, while six are under construction. In addition, work with large private companies is underway to improve market access (Clover, Tiger Brands, McCain,

Woolies, Distell).

Forestry

The forest sector (forestry and forest products) accounted directly for a modest 0.7% of GDP in 2015, however has large spill-over effects into other sectors of the economy given its high output and employment multipliers which increases its overall value to the economy. The sector supports manufacturing sub-sectors such as sawmilling and paper and pulp production, as well as mining and construction. In terms of regional GDP, forestry in KwaZulu Natal directly contributes around 3.9%; in Mpumalanga 3.4%; in the Eastern Cape 0.6%; and in Limpopo about 0.6%. It employs approximately 165,300 people of which around 62,100 are directly involved in forestry operations. Forestry provides livelihood support to 716,000 people of the country’s rural population.

Exports of forestry products totaled R26.5 billion in 2015, up 12.5% from 2014. Pulp, paper and paper board (58.7%), sawmilling and planting of wood (14.8%), corrugated paper and paperboard (5.3%) and other articles of paper and paperboard (4.4%) were the leading export product categories and constituted 83.2% of total forestry products exports in 2015. Imports of forestry products totaled R21.8 billion in 2015, resulting in a net export position of R4.7 billion. According to DAFF’s 2015/16 Annual Report, total investment in forestry amounts to R25.6 billion. Mpumalanga has the highest investment in plantations of 42% or R10.7 billion, followed by KwaZulu-Natal with R8.9 billion (35%), the Eastern Cape at R3.2 billion (12.8%), the Western Cape amounting to R1.5 billion (6%) and Limpopo at R1.1 billion (4.2%).

Of the total land area of 122.3 million hectares in South Africa, only 1% or 1.3 million hectares is used for plantation forests. In 2012, plantation area as a percentage of land area by province totaled 40.9% in Mpumalanga, 39.6% in KwaZulu-Natal, 11.2% in the Eastern Cape, 4.4% in the Western Cape and 3.8% in Limpopo.

There are approximately 534,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in the use of natural forests as sources of medicine, building material, fuel and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.

The Forestry 2030 Roadmap aims to achieve the effective and sustainable development of all forestry resources in South Africa. It serves as the guiding policy of the forestry sector. The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate and that is characterized by the sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants and a forestry sector that contributes meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year until 2019 to get a net increase in forestry of about 10,000 hectares per year. The Draft Amended Forest Sector Code was gazetted for public comment in November 2015. The Draft Amended Forest Sector Code sets higher compliance targets under the Ownership element than those of the Amended Generic Codes of Good Practice. Further, the Draft Amended Forest Sector Code increases the allocation of Scorecard points for the Enterprise Development element compared to those of the Generic Codes.

Fishing

South Africa’s industrial fisheries are widely regarded as being among the best managed in the world, and includes fish, molluscs, seaweed and shellfish.  The fisheries sector contributed approximately 0.1% to GDP in 2015. It is more important for economic development in the Western Cape where 11 of the 13 proclaimed fishing harbors are situated, contributing around 5% to provincial GDP. It is estimated that the direct employment in the industry constitutes approximately 27,000 jobs (16,000 in the primary sector and 11,000 in the secondary and tertiary sectors), while an additional 81,000 people are indirectly (net building, bait preparing, etc.) employed in industries that are at least partially dependent on the fishing sector.

Fisheries output is determined by catch volumes, which in turn depends on the health and management of fish stocks, varying according to ecological changes and subjected to overexploitation through illegal, unreported and unregulated fishing activities. Inshore species are especially vulnerable to stock depletion, as they are easily accessed, especially illegally. DAFF seeks to prevent overexploitation by means of assigning Total Allowable Catch and/or Total Allowable Effort per species, which are adjusted on a regular basis depending on the estimated state of the resource.

The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has undergone intensive transformation over the past ten years. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries. DAFF has also sought to promote transformation in the sector through inclusion of small-scale fishing communities. The President signed into law the Amended Marine Living Resources Act on 24 February 2016. Small-scale fishing is for the first time in the history of the country recognized as part of the fishing sector. The amended Act will grant small-scale fishing communities better access to fishing rights and resources. The entire legal framework is currently in place to implement the small-scale fisheries policy in the four coastal provinces. Through the Small-scale Fisheries Policy, the fisheries sector is to be transformed by providing support to small-scale fishing communities, ensuring sufficient access to fish stocks and providing access to long-term fishing rights, thereby changing the socio-economic profile of the sector. This policy will also generate job opportunities in fish processing establishments, promote the development of aquaculture hatcheries and fish farms and promote the establishment of ownership schemes to realize the vision of an inclusive, integrated rural economy.

The DAFF has identified the aquaculture sub-sector as having the potential to increase the sector’s value add and increase its employment potential, particularly for poor coastal communities. Although wild catch fisheries appear unlikely to expand beyond their present levels, aquaculture is becoming more important as a substitute for wild capture fisheries. While the marine-based “mariculture’’ part of aquaculture has been around for some years, focusing on species such as abalone, oysters and mussels; freshwater aquaculture is experiencing a rapid expansion, owing in part to government’s multipronged aquaculture promotion campaign.

Aquaculture has been included in the Oceans Economy Operation Phakisa. The Ocean’s Phakisa, which aims to facilitate the implementation of the NDP, identifies four priority areas to unlock South Africa’s coastal and oceanic economic potential, namely: marine transport and manufacturing; offshore oil and gas; aquaculture; and marine protection services and ocean governance.

Globally, wild fish stocks have been dwindling, growing at a modest 1% per annum, while aquaculture has grown by 7% and accounts for 44% of the global fish production. In South Africa, aquaculture contributes less than 1% of South Africa’s fish supply. Therefore, aquaculture is seen as a quick win for growing the oceans economy. The Aquaculture Bill, which aims to promote the development of an equitable, diverse, viable and competitive sector, is currently under review by State Law advisers. Drafted in August 2015, the law further seeks to create an enabling regulatory environment within a framework of sustainable development. It also seeks to improve coordination in the regulation of the aquaculture sector; to promote the participation of historically disadvantaged individuals in the aquaculture sector; and to establish an aquaculture development fund. The fund will see government consolidate about R500 million of its funds from five departments to assist the projects. Through the Oceans Phakisa and the detailed plans on the development of several marine and inland aquaculture projects, the expectation is to increase production from the current 4,000 tons to 20,000 tons per year, increase the current value of aquaculture from R400 million to R6 billion and create up to 210,000 sector jobs by 2030.

Several significant developments are taking place to expand the ocean sector’s contribution to economic growth and job creation over the medium to long term. The rehabilitation, upgrade and redevelopment of some small harbors as well as the identification and proclamation of new harbors and their integration with national coastal projects have been initiated. The DAFF has finalized the Fishing Rights Allocation Process (FRAP) 2013 appeals on eight fishing sub-sectors. Nine sector-specific policies have been developed and finalized, leading to a call for applications to apply for the FRAP 2016 fishing rights. The distribution of application forms took place throughout the country, and the department received 5,597 applications. The allocations will be finalized in 2016/17. To fast-track the growth of the aquaculture sector, an amount of R338 million in private sector investment has been committed to supplement the R106 million in government investments. Thirty-two projects in aquaculture have been initiated over the last two years with ten projects in the production phase, creating 521 jobs to date.  When the Oceans Phakisa was first introduced, only 24 projects had been identified for implementation.

Electricity, Gas and Water

South Africa generates two-thirds of Africa’s electricity. More than 85% of South Africa’s electricity is coal-generated. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. It is regulated by the National Energy Regulator of South Africa (NERSA), which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

During the first half of 2016, the energy availability factor — that is the percentage of time the Eskom generation fleet is online and ready to generate — was 81% in June 2016, up from 69.6% in mid-2015. In addition, Ingula’s Unit 1 came into commercial operation on August 30, 2016, with all three units adding 1000MW to the grid; Medupi’s Unit 5 and Ingula’s Unit 3 have also been synchronized to the grid and are expected to be commercially operational ahead of schedule. The projects have been financed by a mix of higher electricity tariffs, debt issued by Eskom, backed by a government guarantee, and loans from multilateral development banks.

As of June 2016, the Renewable Energy Independent Power Producer Procurement Program (REIPPPP) has delivered R194.1 billion in private sector investment and 9,602MW of additional capacity to the national grid. Overall, 43% (i.e. 6,376MW) of the total targeted RE capacity of 14,725MW (including 400MW for Smalls projects) has been procured. In 2015, the Minister of Energy issued a determination to procure another 6,300MW through the REIPPPP — which is expected to boost electricity capacity by 17,000MW by 2022. An additional 2,500MW of coal, 3,126MW of gas, 1,800MW of co-generation and 2,609MW of imported hydro power generation capacity is expected to be connected to the grid between 2020 and 2025.

Eskom plans to spend approximately R213 billion on grid development, R30 billion of which will connect renewable energy, gas, coal and co-generation IPPs to the electricity system. This has been attributed to the World Bank backing Eskom’s R11.9 billion loan to finance transmission infrastructure investments. Consequently, Eskom has secured a US$180 million loan for investment in transmission lines from the BRICS’ Bank. Further, Eskom is to spend R17.6 billion on the Integrated National Electrification Programme between 2016/17 and 2018/19 to provide 840,000 households with access to on-grid electricity.

Electricity tariffs have been increasing at levels above inflation since 2008 to reach cost reflectivity. In February 2013, NERSA granted Eskom yearly increases of 8% for the period from 2013/14 to 2017/18. However, Eskom is facing a R225 billion shortfall over the MTEF. In July 2015, the Government sold its 13.91% share of Vodacom, the mobile services provider, to finance a R23 billion allocation to Eskom. On March 1, 2016, NERSA announced that it granted Eskom an R11.2 billion claw back, equating to a 9.4% electricity tariff increase from April 1, 2016. However, in August a court set aside the decision by the NERSA to grant Eskom the tariff increase on the grounds that the regulator’s rules and methodology had not been properly applied, as well as the failure to communicate the deviation from its stated procedures to stakeholders. Of Eskom’s initial R8.02 billion diesel claim, it has been allowed to recover R1.25 billion.

Over the longer term, South Africa’s envisaged energy generation and transmission needs and provision are outlined in the Department of Energy’s Integrated Resources Plan (IRP) and Integrated Energy Plan (IEP). The IEP, covering the time between 2010 and 2050, is designed to guide future energy infrastructure investment and policy. The IRP seeks to diversify the energy mix in South Africa to include gas, imports, nuclear, biomass, and renewable, as well as use to the existing coal resources more efficiently and in a more environmentally friendly manner. The IRP aims to create an additional 42.6GW of total capacity by 2030: 17.8GW from renewable, 9.6GW from nuclear, 6.3GW from coal and the remainder from other generation sources. This mix should help South Africa to meet its commitments to climate change imperatives such as the Copenhagen Accord. As announced in the 2015 MTBPS, the National Treasury has allocated R200 million to the Department of Energy for preparatory work to consider the costs, benefits and risks of building four more nuclear power stations in South Africa. Further expansion of electricity generation capacity should be alert to the risk of over-investment, as idle electricity capacity will require higher electricity prices, with negative consequences for economic growth.

Oil and Gas

The wholesale and retail markets for petroleum products in South Africa are subject to a set of government controls. The government regulates wholesale margins and controls the retail price of petrol. The petrol retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of the pricing regulation is done by the Central Energy Fund on behalf of the Department of Energy (DOE).

South Africa has very limited oil reserves. Approximately 60% of its crude oil requirements are met by imports from the Middle East and Africa. PetroSA is a subsidiary of the Central Energy Fund (CEF) and is the National Oil Company (NOC) of South Africa. CEF is wholly owned by the State and reports to the Minister of Energy. PetroSA’s flagship operation and main contributor to its revenue is its Gas to Liquid (GTL) plant located in Mossel Bay. The Mossel Bay plant is the third largest out of the five such plants globally and is capable of producing a crude oil equivalent of 45,000 barrels per day.

The Gas-to-Power development announced by the DOE in October 2016 has become a priority as the government is attempting to reduce South Africa’s dependence on coal. This involves importing 1.6 million metric tons a year of liquefied natural gas to generate electricity sold under a 20-year power-purchase agreement with Eskom. The Gas-to-Power Programme will procure 3,126MW of capacity and will stimulate the gas industry and gas infrastructure development within South Africa. The ports of Coega and Richard’s Bay have been identified as the sites for the gas IPP program.

The South African government has identified the ocean’s economy as a source of significant potential growth and launched an Ocean’s Economy Phakisa – the first of a series of initiatives adopting the Malaysian government’s “Big Fast Results Methodology” which brings stakeholders together to identify reforms and enable effective strategic planning. The goal of the offshore oil and gas exploration component of the Ocean’s Phakisa is the drilling of 30 exploration wells in ten years, to produce 370,000 barrels of oil and gas per day. Environmental authorization has been given for the Burgan Fuel Storage facility in the port of Cape Town.

South Africa continues to support efforts to enhance the exploration of mineral resources, especially energy sources. According to 2015 data from the DOE, South Africa’s recoverable gas resources are approximately 9 Trillion Cubic Feet (TCF) offshore through conventional drilling, 9 TCF in shale in the Karoo Basin, out of a potential 120 TCF resource, and around 1.5 TCF from coal bed methane. The government will give the green light by the first half of 2017 to companies looking to explore for shale gas under the semi-arid Karoo basin which is more than six years after firms such as Shell applied for licenses. Royal Dutch Shell, Falcon Oil & Gas and Bundu Gas & Oil are among five companies which have applied for exploration licenses being reviewed by South Africa’s Petroleum Agency.

The finalization of the MRPD Amendment Bill is being assessed following its hearing at the National Council of Provinces — the assembly of provincial and local governments — and is designed to assist South Africa to accelerate offshore oil and gas exploration. While the Bill was tabled in 2013, several areas of concern still exist, specifically the unresolved separation of mining legislation from that of upstream petroleum — resultantly delaying the finalization of the Bill. In addition, the DOE’s Gas Utilization Master Plan (GUMP) has been developed and released for comment but has not yet been finalized. The plan provides a framework for investment in gas infrastructure and sketches the future role of gas in the electricity, transport, domestic, commercial and industrial sectors.

Water

South Africa is largely a semi-arid and water scarce country with a mean annual rainfall of 450 mm, almost half the world average. South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers.

The Department of Water and Sanitation (DWS) is the government department with the mandate to regulate the water sector nationally, develop national policy, standards and guidelines, and provide targeted support and information management. The DWS also gives strategic direction for water resources management in the National Water Resource Strategy (NWRS), which provides the framework for the protection, use, development, conservation, management and control of water resources for South Africa, as well as the framework within which water must be managed at catchment level, in defined water management areas.

The DWS is in the process of reviewing the raw water pricing strategy, infrastructure funding model and economic regulation of the sector. The 2013 review of the Raw Water Pricing Strategy addressed the issue of water scarcity and how to best use water pricing as a tool for driving more efficient water-use without having a negative effect on small-scale or under-resourced water users.

South Africa has met the Millennium Development Goals of halving the population without access to water and sanitation. In 1994, only about 59% of South Africa’s population had access to water supply infrastructure — as of 2015, the number rose to 89.4%. Similarly, access to basic sanitation services increased from 62.3% in 2002 to 80% in 2015. In order to ensure that the needs of the water-stressed Gauteng region, the economic hub of South Africa, continue to be met, Phase Two of the Lesotho Highlands Water project, which will now include a pumped storage scheme, was launched in March 2014. The Lesotho Highlands Water project is developed in partnership between Lesotho and South Africa, under a treaty signed in 1986, and comprises a system of several large dams and tunnels throughout Lesotho and South Africa. The current phase of the project, the second out of four, is expected to increase the annual transfer to South Africa’s Vaal River system from 10 to 15 billion cubic meters by 2024. This phase, which is expected to cost R17 billion, includes the construction of the Polihali Dam, a tunnel and related developments, as well as a pump storage scheme which will generate 1,200MW.

Over the MTEF, funding has been allocated to 229 water and infrastructure sanitation projects. These include 21 projects with a total cost of more than R1 billion. There are 60 large projects and 148 small projects mainly funded through the regional bulk infrastructure grant, which has allocated R15.1 billion over the MTEF. This funding will also finance the construction of 76 regional bulk schemes to be completed over the next three years.

While substantial progress has been made in reducing the backlog in the provision of basic water and sanitation services, greater focus is now being placed on regulating the quality of water. In 2008, the DWA introduced a system of incentive-based regulation which is aimed at assessing the quality of water within various municipalities and municipal systems in line with international best practice. The system was defined by two programs: the Blue Drop Certification Program for drinking water quality management regulation and the Green Drop Certification Program for wastewater quality management regulation.

South Africa’s drinking water quality matches best international practice and follows the guidelines set out by the World Health Organization. The latest version of the Green Drop Report (2013) indicated that 41% of the 914 water supply systems assessed require attention. Similarly, 55% (or 821) waste-water treatment works require serious and urgent refurbishment.

The South African government has launched a wide ranging ten-year program to address water supply and sanitation backlogs affecting under-serviced households. Improvements to bulk water infrastructure has been prioritized and the resources made available to local government to deliver water and improve sanitation (including eliminating bucket toilets) will grow strongly. Initiatives are expected to fast-track the issuing of water licenses, expand the water system capacity, speed up build programs, address backlog projects and rehabilitate and upgrade existing water and sanitation infrastructure across the country.

Construction

The construction sector accounts for 3.8% of total gross value added (GVA) and a similar percentage of total employment.  The construction sector’s contribution to GDP growth has slowed over the years: following a 4.6% increase in 2013, construction value-added decelerated to 2% in 2015 with more recent statistics reflecting a continued moderation in growth tempo. In contrast, construction employment growth has been fairly firm, averaging 3% between 2010 and 2015. The latest quarterly employment statistics, however, show that this momentum may now be slowing in the face of persistent strain on the sector. According to the QLFS, formal construction sector employment expanded by just 2% year-on-year in the second quarter of 2016, while in the informal sector employment growth contracted by 7% in the same period.

Adverse economic conditions continue to depress demand in the sector. While composite building plans completed increased in the six months to June 2016, pipeline activity appeared to worsen. Building plans completed expanded by 11.7% year-on-year from 7.4% during the same period in 2015, supported by non-residential building activity. In the six months to June 2016, growth in the real value of building plans passed declined by 3.3% year-on-year after a 12.8%  increase in the first half of 2015 as residential building and additions and alterations activity contracted. Weak building pipeline activity is in line with weak sentiment and rising building costs.

Public infrastructure spending is budgeted at R987.4 billion over the next three years, which should assist stimulating growth in civil construction. Economic infrastructure will account for 75% of total public sector infrastructure spending, with SOCs accounting for the majority. These funds are expected to be used to expand power-generation capacity, upgrade and expand the transport network, and improve sanitation and water services. Social services infrastructure accounts for 22% of total public sector infrastructure spending, while education and health accounts for 6% and 3%, respectively

Building Construction

Building construction comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors. Major inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed towards facilitating the growth of the emerging construction sector.

The Housing Accord in 1994 established procedures to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering one million houses by 1999. To date, over four million housing units have been delivered since 1994, although there is an estimated backlog of 2.1 million houses remaining. According to the 2016 Estimates of National Expenditure, 99,904 additional houses were completed in the 2015 fiscal year. Over the medium term, the human settlements development grant to provinces is expected to fund the delivery of 364,451 fully subsidized housing units to meet the 2014-2019 medium-term strategic framework target of

563,000 by 2019. Another important departmental focus is the upgrading of informal settlements to provide 750,000 poor households with secure tenure and access to basic services by 2019. The government will implement the human settlements reforms in the MTEF with the aim of ensuring that poor households have adequate housing in better living environments, to support the development of a functional and equitable residential property market, and to improve institutional capacity and coordination for better spatial targeting.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work such as airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers).

The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel.

The civil construction industry is characterized by a high degree of economic concentration. The Construction Charter, which took effect from June 6, 2009, aims to involve historically disadvantaged individuals and smaller businesses in construction activities. The Construction Industry Development Board (CIDB) has developed standards and procedures for government tenders which are intended to help simplify tender procedures, particularly for small construction contractors.

This sector’s share of production is very sensitive to cyclical economic activity, with almost three-quarters of the domestic demand for the sector’s output generated by domestic fixed investment. In the face of weakened private activity, improved investment by the general government and public corporations has proved helpful in keeping the sub-sector afloat. However, delays in projects undertaken by public corporations and capacity issues constraining project implementation at the local and provincial government levels have constrained growth. In response to concerns around capacity issues, the Government has instituted various capacity-building initiatives, such as the Infrastructure Delivery Improvement Program (IDIP), the infrastructure skills development grant and the municipal infrastructure support agency.

Informal Sector of the Economy

With neither the public nor formal private sectors able to create enough jobs for the expanding labor force, the informal sector represents an alternative source of jobs or self-employment for rural areas, newly urbanized or formally unemployed. The informal sector’s share of GDP was estimated at 5.9% in 2013. This sector employs approximately 2.5 million people (excluding agriculture and domestic service) and, as of June 30, 2016, accounted for 16.1% of total employment.

Informal enterprises encompass a very wide range of activities, such as the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprises also mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Given the informal sector operates outside the legislated labor environment, employment tends to be casual, based on kinship or personal and social relations rather than on contractual arrangements with formal guarantees.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

Employment growth has not been fast enough to absorb the increasing labor force and the structural backlog of unemployment. Since the end of 2010 — the trough of the employment downturn — to June 30, 2016, the labor force has grown by 15.9%. The labor force participation rate increased by 2.9 percentage points to 57.9% over the same period. As of June 2016, 35.2% of the population is not economically active. The official (narrow) unemployment rate increased from 23.9% in December 2010 to 26.6% in June 2016, while the broad unemployment rate (which includes discouraged workers) has hovered around 34.4%. As a result, the number of unemployed rose by 1.2 million; discouraged workers rose by 350,000. In comparison, employment has grown by 11.9%, or 1.6 million employees. Employment growth has been high in agriculture and the informal sectors, growing by 27% and 8%, respectively, for the same period.

Total employment per sector

Total formal and informal employment per sector as at June 30, 2016	Total employed (thousands)	As a percentage of total	Change since December 2010 (thousands)	Average growth per year since December 2010
Mining	447	3%	126	7%
Manufacturing	1,712	11%	-177	-2%
Utilities	111	1%	15	3%
Construction	1,388	9%	273	4%
Trade	3,136	20%	10	0%
Transport	862	6%	57	1%
Financial Services	2,220	14%	520	6%
Community	3,544	23%	559	3%
Agriculture	825	5%	176	5%
Private households	1,296	8%	84	1%
Other	4	0%	3	2%
Total	15,545	100%	1,647	7%

Source: QLFS, Stats SA.

Formal non-agricultural employment has been the main source of employment, with the private sector representing 77% of employment. Since December 2010, the mining and manufacturing industries lost 74,000 jobs. Over two-thirds of the country’s total job losses have been in the mining sector, and further retrenchments may yet be announced. The remainder of the economy created jobs driven by the services industry. The trade sector currently employs over 20% of the workforce, and has increased by 13% in the last five and a half years. Financial services employment has also increased by 16% since December 2010 to June 2016.

However, 23% of the jobs created were in the government sector. Fiscal constraints are likely to inhibit further growth in government employment, given fiscal consolidation objectives and the agreed wage settlement in the public sector. Departments are now expected to adjust their spending plans, and the budgets for vacant posts will now be required to compensate existing employees. Stronger budget control has stabilized headcounts. However, further moderation in employment levels will be required across government in the years ahead, with much of this reduction achieved through attrition.

The following table sets forth the change in formal, non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016(1)
Employment (% change on prior year)(2)
Public Sector(2)	3	2	4.8	1.8	2.4	4.4	-1.9	7.7
Private Sector(2)	-4.4	-1.4	1.7	1.1	0	-1	0.1	-0.7
Total	-2.9	-0.6	2.4	1.3	0.6	0.3	-0.4	1.3
Official Unemployment(3) (%)	23.7	24.9	24.8	24.9	24.7	25.1	25.3	26.7

Notes:

(1)                                 Three months ended March 31, 2016.

(2)                                 Employment in the formal non-agricultural sectors.

(3)                                 QLFS as at March 31, 2016. Starting in January 2015, the estimates are based on a new master sample, which impacts comparability with previous periods.

Source: Stats SA.

Changes to the QLFS master sample

The new master sample is based on Census 2011 which allows the sample to reflect the structural changes in the underlying population. The Census 2011 had more enumeration areas, meaning the number of primary sampling units in the new master sample increased from 3,080 to 3,324. The new master sample reflects the change in the provincial distribution of the South African population between 2001 and 2011. Accordingly, the number of dwelling units (where households are identified) increased from roughly 30,000 to 33,000. This aids with greater precision of QLFS estimates, as evidenced by lower coefficient of variation estimates.

Stratification for mining sector and geography makes the sample more representative.  Mining strata has been introduced in six of the nine provinces where mining employment accounted for more than 30% of employment (Northern Cape, Free State, North West, Gauteng, Limpopo and Mpumalanga). There is also stratification by geo type within metros and non-metros.  This provides a more accurate estimate for mining employment and for the provincial breakdown of employment figures.

Data can be published at metro level now, whereas only provincial level data was available before. Weights were produced to publish estimates at metro level. Additionally, the number of geo types was reduced from four (urban formal, urban informal, tribal and rural formal) to three (urban, traditional and farms).

The main gains in precision are found in the sector and industry breakdowns, while moderate gains are evident in other labor force characteristics (e.g. gender, labor market status). Gains in precision are found in the informal, agricultural and domestic work sectors. Industries with greater precision include mining, manufacturing, utilities, construction, transport and private households.

Overall response rates dropped to 87.3%, from 91.4%. Response rates are above 90% in seven provinces, while lower response rates are evident in Western Cape (87%) and Gauteng (74.3%). Response rates were lower in all provinces apart from the Northern Cape, particularly in KwaZulu-Natal, Western Cape and Gauteng. Historically, Gauteng has always had much lower response rates than other provinces. To some extent this is addressed by the sample design, but finally it is adjusted through probability weighting.

There are discrete shifts in specific indicators as a result of the changes in sampling frame, size of the sample and response rates — particularly in the number of unemployed (increase) and not economically active (decline).

Changes to the QES

In March 2016, Statistics South Africa has based the new series on a sample drawn from the 2015 Business Sampling Framework, which contains enterprises registered for VAT at the South African Revenue Service. The numbers have been revised from June 2015, so annual comparisons are valid. In the new frame, there is an increase in the number of businesses in all sectors apart from mining (no change) and manufacturing (a decrease of 2.4%). This resulted in the proportion of manufacturing and construction firms in the sample slightly declining, while firms in trade transport, electricity and business services slightly increasing.  This has led to the level of employment and earnings estimates in the new series being considerably higher. For example, in December 2015, employment was 303 000 (3.4%) higher as a result of the change in the business frame, while gross earnings was R19 million (3.7%) higher.

The national government has placed job creation and skills development at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, with future legislation and regulation being subject to a socio-economic impact assessment before being passed, and microeconomic reform as well as by directly impacting on employment levels through public sector hiring and targeted job-creation programs.

To support job creation for young people, on January 1, 2014, the National Treasury introduced the Employment Tax Incentive which aimed to incentivize firms to employ young inexperienced workers, while providing younger workers with work experience to improve the probability of later employment. Initial impact analysis suggests a small but positive impact, and discussions to extend the incentive are currently on-going.

The Department of Labour is also improving matching outcomes through the Public Employment Services, which seeks to match work seekers and employer vacancies. It offers an employer service, which aims to register vacancies, provide information on scarce skills as well as respond to companies in distress.  Registration and placement services focus on the registration of work seekers, retrenched workers, work vacancies, training as well as income generating opportunities through an employment service system available to employers; job seekers and the unemployed through access points at local labor offices.

The Expanded Public Works program (EPWP) is one of government’s short-to-medium term programs aimed at providing short-term jobs and training for the unemployed.  It is a national program covering all spheres of government and state-owned enterprises.

The skills shortage is also being addressed through various policies:

•                                          The National Skills Development Strategy (NSDS) guides skills development in South Africa and seeks to ensure that the labor market is better able to cope with developmental challenges such as poverty, inequality and unemployment through responsive education and training. The principal training mechanisms are learnerships and apprenticeships, which were established to fast track the development of employees, offer current and potential employees opportunities to acquire accredited qualifications and serve as an entry point for young people into jobs. Learnerships are vocational and educational training programs with a theoretical and work-based component which are aligned to the national qualification system. A tax allowance is paid to employers that use learnerships or apprenticeships.

•                                          The Sector Skills Education Training Authorities aim to connect employer needs with curriculum development in vocational colleges (FETs and TVETs). This will ensure that the training of the unskilled labor force stays relevant and improves the chances of employment.

•                                          Currently, the Department of Higher Education is reviewing the post education skills landscape. This will give further impetus to overcoming the skills barrier.

Education, skills, employment and unemployment

There is a positive correlation between skills levels (using educational attainment as a proxy) and employment. Individuals with lower skills levels represent the majority of the unemployed. As at June 30, 2016, narrow unemployment stood at 30.8% for workers with less than complete secondary education, while it falls to 27.1% for workers with completed secondary education and 12.1% for workers with technical or academic qualifications beyond secondary education.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education – at 19.5% of consolidated government expenditure in fiscal year 2015/16, South Africa’s total expenditure on education lies in the upper part of the 15% to 20% threshold as set by the Education for All initiative in 2008.

The NDP aims to ensure that the education system has clear linkages between schools, FET colleges, universities and other education and training providers. There should also be clear linkages between education and training and the world of work. The Department of Basic Education supports education in schools and the Department of Higher Education and Training (DHET) is dedicated to intermediate and high-level skills development at post-school level, which includes Further Education and Training (FET) Colleges, higher education institutions and the skills development agencies (Sector Education and Training Authorities and the National Skills Fund).

According to Education Statistics 2014, published in May 2016 by the Department of Basic Education, the South African education system had 13.1 million students, 448,105 educators and 30,500 schools, of which 1,681 were independent schools. With enrollment and gender parity virtually achieved, particularly at primary school level where the gross enrolment ratio is 97 for girls and 101 for boys, the focus is on improving the quality of education, rather than access. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels.

There is recognition that performance in mathematics and science needs to be substantially improved. In 2004, the national government introduced the Dinaledi Schools, which channel additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. Dinaledi Schools are provided with additional learner and teacher support materials as well as teacher development and support. In 2011, 54% of Dinaledi students studying mathematics achieved high level scores and 63% of students studying science achieved high level scores. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant was introduced in fiscal year 2011 with an initial allocation of R70 million; increasing to R116 million in fiscal year 2015, to further strengthen this program. This grant was replaced by a Maths, Science and Technology grant in 2015/16 which expanded the scope to include Technology and it is not limited to Dinaledi schools anymore. The initial allocation of R347 million in 2015/16 increases to R385 million in 2017/18.

To address the impact of poverty on educational opportunities, a “no-fee schools” policy was introduced in 2007 that ensured that the poorest 40% did not have to pay school fees. According to the 2014 Budget Review, 60% of schools do not charge fees, up from 40% five years ago. These “no-fee schools” receive additional resources to provide the necessary learner and teacher support materials. In 2007, five million learners had access to free education, which, by 2014, had risen to 8.8 million.

Another key  poverty-alleviation  program  is  the  National  School  Nutrition  Program  (NSNP),  which  provided  daily  meals  to 9.6 million learners in the 2015/16 financial year. The NSNP is funded by means of a conditional grant, and is allocated R18 billion between 2015/16 and 2017/18, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. Schools are expected to meet minimum norms and standards for school infrastructure by 2016. To this end, the school infrastructure backlogs grant and the education infrastructure grant to provinces are allocated R37 billion between 2015/16 and 2017/18. This complements funds already in the baselines of provincial education departments for school infrastructure.

Higher education

Access to university education has steadily increased, with enrollment up from 837,776 in 2009 to 969,155 in the 2014 academic year. One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrollment and graduation numbers in these key areas.

FET Colleges are also recognized as primary sites for skills development. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address poor performance at these FET Colleges. For example, the White Paper on Post-School Education and Training indicated that the Quality Councils and the new South African Institute for Vocational and Continuing Education and Training (SAIVCET) will monitor and evaluate the quality of education in these colleges. The Sector Education and Training Authorities (SETAs) and the National Skills Fund, the key workplace skills development agencies, intend to spend R51.9 billion between 2015/16 and 2017/18 on a range of skills development programs.

Urgent reform of the financing of higher education – and particularly university education – will take place over the medium term, to ensure that the poor are also able to access opportunities at universities and FET Colleges. In the 2016 Budget, R5.6 billion was added to university subsidies to fund the 0% fee increase for the 2016 academic year. The National Student Financial Aid Scheme (NSFAS) received additional funding of R10.6 billion over the 2016 MTEF period. Of this amount, R2.5 billion was allocated in the current year for short-term debt relief for 71,753 unfunded or inadequately funded students who were at universities in the 2013, 2014 and 2015 academic years. The remaining R8 billion was for unfunded new and continuing students for the 2016 academic year and beyond. In the 2017 MTEF, government will fund the increase in fees at higher learning institutions for the 2017 academic year, up to a maximum of 8%, for students from households earning up to R600,000 per year. Significant top-ups are also made to NSFAS.

Trade Unions and Labor Disputes

The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in

South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. Although the number of registered trade unions initially increased from 248 in the mid-1990s to about 500 in 2004, it has declined over the last few years. As at November 2016, the number of registered trade unions was 192.

Most trade unions in South Africa are organized in federations, of which there were approximately 23 affiliated to the Department of Labour as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which had 20 affiliates and approximately 2.2 million members as of 2012. However, following the official expulsion of the National Union of Metal Workers South Africa (NUMSA), this number has reduced by 350,000. COSATU includes the National Union of Mineworkers, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations, trade unions or the total membership of all of South Africa’s trade unions.

The Labour Relations Act of 1995 (Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council.

When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote on-going dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labour Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages a centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The Labour Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act.

Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils. These amendments also established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The Labour Relations Amendment Act in 2014 gave legal power to the CCMA to approach negotiation parties to assist in resolving issues. It is expected that this will help avoid disruptions to the economy. The CCMA has already demonstrated success in this regard, and has cut the duration of arbitration proceedings by more than 75% since 2003. The CCMA was heavily involved in the private security sector negotiations since violent strikes in 2005/06, which has avoided industrial action in its wage negotiations this year.

The following table shows the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year	Number of Man Days Lost
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900000
2010	14,600,000
2011	6,200,000
2012	3,500,000
2013	5,200,000
2014	11,600,000
2015	176,000
2016(1)	200,000

Note:

(1)                                 Up to June 30, 2016.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

Industrial action is well below 2010 levels. The number of working days stayed relatively low at 200,000 for the six months ended June 30, 2016, compared to 176,000 for the same period in 2015 and below a historic ten-year average of 6.1 million working days. As the majority of negotiations take place in the remaining quarters of 2016, the number of strikes and the number of man-days lost to strikes may increase. The major strike trigger was wages, accounting for 62% of working days lost and 59% of the number of strikes in June 2016. However, the risk of significant strikes seems muted as sectors currently negotiating haven’t seen significant industrial action yet. Negotiations have started in the petroleum, platinum and auto manufacturing and motor retail sectors. On September 12, 2016, car manufacturers agreed to a three-year wage deal with the National Union of Metalworkers of South Africa, the first time in since 2007 that industrial action has been avoided. The motor retail sector negotiations are deadlocked, and have been referred to the CCMA. Should no agreement be reached, there is a possibility of a strike. Platinum wage negotiations have started, and though extreme industrial action is less likely given the backdrop of retrenchments and the hardship faced by workers in 2014, it remains to be seen how negotiations progress.

To further improve labor relations, government is working with social partners through Nedlac to formulate practical ways to address disruption of the economy due to large scale strikes and to avoid violence. Negotiations on introducing codes of good practice, secret ballots and compulsory advisory arbitration are advanced. Draft legislation and guidelines have been prepared. A meeting with the Deputy President and the Committee of Principals is due in October to discuss the work of the task team.

Labor Legislation

Since 1994, significant legislation has been adopted designed to improve labor relations, the quality of employment, skills development and employment equality. South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth.

To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity.

Post-1994, the following acts were promulgated to govern labor market activity and these include:

•                                          the Compensation for Occupational Injuries and Diseases Act of 1993, which regulates safety and health matters in the workplace;

•                                          the Labour Relations Act of 1995, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•                                          Basic Conditions of Employment Act of 1997, which applies to all workers and regulates leave, working hours, employment contracts, deductions, pay slips and termination;

•                                          the Employment Equity Act of 1998, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•                                          the Skills Development Act of 1998 and Skills Development Levies Act of 1999, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•                                          the Unemployment Insurance Act of 2001 and Unemployment Insurance Contribution Act of 2002 outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•                                          The Employment Services Act of 2014 came into effect in August 2015. It provides for the creation of a Public Employment Service, and will provide state assistance to unemployed job seekers. Assistance will take the form of improved matching and placement of work seekers with opportunities, as well as through training. This act repeals the Employment Services provisions contained in the Skills Development Act.

The Department of Labour has enacted amendments to the Basic Conditions of Employment Act, Employment Equity Act and Labour Relations Act to update and improve legislation periodically. The amendments to the Labour Relations Act deal with two main issues. First, offering more protection to non-standard employment (temporary workers, fixed and part-time contract workers). Temporary work is extended to three months to allow for genuine temporary work. For a fixed term contract beyond three months, the worker is entitled to be treated equally to a permanent employee. Both the employment service providers and their clients have joint and several liability for non-compliance. There must also be sufficient justification for fixed contract rather than absorbing workers into the permanent workforce. Part-time workers should also be treated on the whole not less favorably than comparable full-time employees, including access to training and skills development. Second, the amendments seek to enable a better dialogue in difficult wage negotiations and reduce the likelihood of disputes disrupting the economy; the CCMA is given legal power to approach negotiating parties to assist in resolution.

The amendments to the Basic Conditions of Employment Act include: the extension of the scope of the prohibition and regulation of work by children; empowering the Minister of Labour to regulate a broader range of matters in sectoral determinations (minimum wages for sectors where workers are particularly vulnerable); simplifying the Department of Labour’s ability to take enforcement steps against non-compliant employers (and to access the Labour Court for this purpose); and increasing penalties and maximum sentences for non-compliance.

The amendments to the Employment Equity Act clarified who qualifies as a member of the “designated groups”, and reduced the number of factors considered when assessing compliance, as well as increased the penalties for non-compliance. Regulations published under the Act provide good practice for determining equal pay for work of equal value.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments. South Africa is considering the introduction of a comprehensive social security system.

Prices and Wages

Consumer price inflation averaged 6.2% and 4.5% in the first three quarters of 2016 and 2015, respectively, and 4.6% in the year 2015 mainly driven by higher food and transport inflation. Food inflation averaged 10.1% in the first nine months of 2016 from 5.1% the corresponding period in 2015 as the drought which began in 2015 saw prices of bread & cereals, vegetables and fruits record double-digit growth. Lower base effects established in 2015 led to transport inflation rising to 4.1% in the nine months ended September 2016 from -1.7% the same period last, despite oil prices averaging 25% lower in 2016 relative to 2015. Core inflation, which represents the long-run trend of the price level and excludes temporary shocks, was unchanged at 5.6% over the same period. Most upward pressure in core inflation has been generated by insurance, housing rentals, water and vehicle purchases. Administered prices averaged 5.5% in the first nine months of 2016 from a 0.8% in the corresponding period in 2015 on the back of higher inflation of petrol, electricity and water.

Looking ahead, CPI inflation is expected to fall below the 6% target ceiling in 2017 due to lower food inflation and the waning effects of drought provide relief. Upside risks to the inflation outlook stem from rising unit labor costs, higher import-price inflation and inflation expectations.

Producer price inflation for final manufactured goods has increased to an average of 7.2% in the nine months ended September 2016 from 3.3% in 2015 owing to higher inflation in food products, coke & petroleum products and transport equipment.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 7.0% in 2015, and to 6.1% in the first quarter of 2016.

Increases in average remuneration per worker moderated to 6.1% in the private sector and to 5.5% in the public sector through the first quarter of 2016. The year-on-year rate of increase in the nominal remuneration per worker in the formal non-agricultural sector of the economy leveled out, from 5.88% in the first quarter 2016 to 5.89% in the second quarter of 2016.

Nominal remuneration increases moderated to below the upper limit of the inflation target range in Q2 2016 in: manufacturing (5.8%) the wholesale, retail and trade sector (3.7%), construction (0.7%), transport (3.9%) and financial services (2.3%). Remuneration growth increased above the target range in the mining sector (13%), utilities (7.5%) and the community, social and personal services sector (9.6%),  year-on-year to the second quarter of 2016.

According to Andrew Levy Employment Publications, the average level of settlement for the six months ending June 30, 2016 was 7.7% compared with 7.8% during the same period in 2015 and the overall average of 7.7% in 2015.

Productivity growth contracted to -1.2% in the first quarter of 2016 on a year-on-year basis. The decrease in labor productivity started from 3.7% in June 2015 to 0% in the last quarter of 2015. Average wage settlements of 7.7% in the six months ended June 2016 were higher than average CPI inflation of 56.4% between January and June 2016. High wage settlements may have reduced the incentive of companies to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).

	For the year ended December 31,							As of September
Prices and Wages	2009(5)	2010(5)	2011(5)	2012(5)	2013	2014	2015	2016(3)
Consumer Prices(1)	80.5	85.6	91.6	97.2	102.7	108.6	115.1	121.2
Percentage change from prior year	7.90%	6.34%	7.0%	6.11%	5.66%	5.74%	6.18%	5.30%
Production Prices(4)					106.0	113.9	118	125.6
Percentage change from prior year						7.45%	3.60%	6.44%
Remuneration per worker
At current prices	11.80%	13.50%	7.20%	7.60%	7.20%	6.50%	7.0%	6.1	%(2)
At constant prices	3.20%	6.40%	1.00%	2.1%	0.7%	1.1%	3.3%	-0.1	%(2)

Notes:

(1)                                 December 2012 = 100.

(2)                                 Year on year change Q1 2016 to Q1 2015.

(3)                                 The average values over the first nine months.

(4)                                 2012 = 100.

(5)                                 Due to a rebasing of the numbers in 2012, certain figures prior to 2012 are not available.

Source: SARB, Stats SA.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

The South African Reserve Bank (SARB)

The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The Constitution established the SARB as an independent central bank, subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks and large primary, secondary and tertiary co-operatives; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.

Unlike many other central banks, shares in the SARB are held privately, with no shares held by the National Government. The SARB was listed on the JSE from its inception in 1921 until May 2002, when it was de-listed. Currently, approximately 630 shareholders, including companies, institutions and individuals, hold SARB shares. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The SARB is managed by a 15-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining ten directors, four are appointed by the President, with the remaining six elected by the SARB’s shareholders, two of whom represent the interests of commerce and finance, two of whom represent industry, one of whom represents labor, one of whom represents mining and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling most of the effective votes to the board of directors of the SARB.

President Zuma appointed Mr. Lesetja Kganyago as Governor of the SARB with effect from November 9, 2014. Mr. Kganyago has extensive knowledge of the SARB, having served as a Deputy Governor from 2011 to 2014. In addition, he served as director-general of National Treasury from 2004 to 2011. Mr. Kganyago is well regarded for his knowledge and expertise of the South African and global financial systems.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms to ensure that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy contributes to the broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for growth of the money supply in general, supplemented by regular, wide-ranging assessments of economic conditions and reports on the outlook for inflation. The current inflation-targeting framework is a broad-based strategy for achieving price stability, centered on an analysis of price developments, and is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time. In light of the weakening relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanically according to the forecast of economic developments. In the application of inflation-targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.

Having plateaued at 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points to 11.5% in December 2008, and by a further 450 basis points to 7% by August 2009, remaining at that level until February 2010. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the MPC decided to keep the monetary policy stance unchanged because the risks to the inflation outlook appeared to be fairly evenly balanced. The frequency of meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the first meeting under the newly appointed Governor Gill Marcus in November 2009, the MPC decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.

Amid concerns about increased downside risks to the domestic economic outlook emanating from the uncertain global economic environment, the MPC again reduced the repurchase rate by 50 basis points in March and September 2010, bringing the rate to 6%. At the November 2010 MPC meeting, the repurchase rate was reduced further by 50 basis points to 5.5%. The decision to lower the repurchase rate stemmed from relative improvement in the inflation outlook, which continued to be supported by weak, though recovering, domestic demand conditions, the appreciating exchange rate of the Rand and a persistent negative output gap. Administered price developments and the possible impact of high wage settlements continue to be viewed as potential threats to the inflation outlook.

At the July 2012 meeting of the MPC, the repurchase rate was lowered by 50 basis points to 5% with effect from July 20, 2012. The decision to cut the repurchase rate was brought about by concerns over continued sluggishness in the domestic economy, aggravated by the protracted problems in the euro area and possible knock-on effects to the domestic economy. The MPC viewed the more accommodative policy stance to be appropriate under prevailing economic conditions, as it was consistent with the Bank’s price stability mandate and conducive to encouraging growth and domestic investment. Due to weak global and domestic growth conditions, the MPC kept the repurchase rate unchanged up to December 2013. In January 2014, the repurchase rate was raised from 5% to 5.5%, the first upward adjustment since June 2008, marking the beginning of an interest rate tightening cycle. The policy change occurred against the backdrop of deterioration in the inflation forecast, which showed an extended breach of the upper target band starting in the second quarter of 2014. The primary cause of the deteriorating outlook was Rand depreciation, lower commodity prices and changing monetary conditions resulting from quantitative easing by the US Federal Reserve. The monetary policy stance remained supportive of domestic economic conditions. Rising inflation and the upside risks to the inflation outlook, furthermore influenced by a possible wage-price spiral resulting from wage settlements and demands prompted the decision to raise interest rates.

At the July 2014 meeting the MPC decided to raise the repurchase rate by 25 basis points to 5.75%. The urgent need to implement necessary structural reforms, in order to achieve higher and more inclusive growth, as envisaged in the NDP was accentuated. In 2015, the global environment was dominated by heightened uncertainty related to the debt crisis in Greece and the sharp decline in equity prices in China. At the same time, the risks associated with financial market volatility related to the timing of the first increase in the US policy rate persisted. Domestically, the growth outlook remained weak with both the supply and demand sides constrained. As the inflation outlook deteriorated and upside risks posed by a weaker exchange rate increased, the MPC decided to continue on its path of gradual policy normalization and increased the repurchase rate on two occasions in 2015 — by 25 basis points to 6% from July 24, 2015 and by a further 25 basis points with effect from November 20, 2015.

The MPC increased the repurchase rate by 50 basis points to 6.75% per annum from January 29, 2016, and by a further 25 basis points to 7% from March 18, 2016, which brought the cumulative increase since the start of the tightening cycle in early January 2014 to 200 basis points. The MPC noted that the exchange rate of the Rand and food price inflation contributed to a significant deterioration of the inflation forecast. The intensity of the drought brought about a sizeable revision to the Bank’s food price outlook, while the exchange rate depreciated significantly more than previously expected. Faced with the continuing dilemma of a deteriorating inflation environment and a worsening growth outlook, the MPC was of the view that the expected acceleration in inflation was of such magnitude as to warrant a monetary policy response, otherwise higher inflation and inflation expectations would become entrenched, undermining the sustainability of future growth.

In the subsequent months to September 2016, the MPC assessed the risks to the inflation forecast to become more balanced due to a stronger exchange value of the Rand and continued low pass-through from the Rand to inflation. While food prices remained a major risk due to drought conditions, favorable weather patterns could see food price inflation falling faster than that implicit in the forecast. The growth outlook remained constrained as reflected in the more or less unchanged outlook for the next two years. The MPC indicated that should current forecasts transpire, the end of the tightening cycle may be close, given improvements in the inflation forecast, the weak domestic economic outlook and the assessment of the balance of risks.

Year-on-year CPI inflation accelerated from a recent low of 3.9% in February 2015 to a peak of 7% in February 2016, driven largely by increases in food and petrol price inflation over the period. CPI inflation then moderated somewhat to 5.9% in August 2016 as petrol price inflation receded notably. However, consumer price inflation quickened to 6.1% in September 2016 and is expected to accelerate further towards year-end on account of petrol price related base effects, continued food price pressures following the prolonged drought conditions and some pass-through from exchange rate depreciation earlier in the year.  However, at the September 2016 MPC meeting, the SARB’s inflation forecast for 2016 was lowered slightly to 6.4%, while the expected average for 2017 was lowered to 5.8% and the forecast for 2018 was kept unchanged at 5.5%.

In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open market operations to determine the amount of liquidity available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in 1998, the SARB no longer acts as an agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

During 2004 the SARB conducted a review of its money-market operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the accommodation amount provided at the  main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-end and lower levels towards the middle of the month. In order to even out the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the evening-out of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through the measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004, as vault cash was no longer allowed as part of qualifying cash reserves due to the phase-out of vault cash concessions, which started in September 2001.

The outstanding amount and composition of interest-bearing instruments utilized by the SARB were changed to drain liquidity from the money market. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The outstanding amount of South African Government bonds in the SARB monetary policy portfolio has declined over the years and currently amounts to R7.5 billion nominal loans as at October 2016.This followed an agreement between the National Treasury and the SARB on October 20, 2003, which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral switch auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2015	(%)
January	5.75
February	5.75
March	5.75
April	5.75
May	5.75
June	5.75
July	6.00
August	6.00
September	6.00
October	6.00
November	6.25
December	6.25

2016	(%)
January	6.75
February	6.75
March	7.00
April	7.00
May	7.00
June	7.00
July	7.00
August	7.00
September	7.00
October	7.00

Source: SARB.

In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA), excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010, the SARB implemented certain changes to its monetary policy operational procedures, including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. As a result, with effect from March 1, 2011, these bonds were no longer accepted as collateral.

Additional securities accepted in repurchase auctions Rand denominated

Assets previously and still included as eligible collateral	Assets which were added from May 23, 2007 but which were phased out with effect from March 1, 2010
Government bonds	DBSA (DV07)
Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)
Separate trading of registered interest and principal of securities (STRIPS)	SANRAL (SZ25)
SARB debentures	Transnet Ltd. (T011)
Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.

In August 2010, further changes to the monetary policy operational procedures of the SARB were made. These included the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB reflects an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the estimated ranges of the weekly liquidity requirement were discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As of December 31,					As of September 30,
	2011	2012	2013	2014	2015	2016

	Rand (million)
Coin and banknotes in circulation	75,396	81,042	87,014	94,193	101,053	102,011
Check and transmission deposits	437,068	495,991	549,323	589,602	657,190	672,670
Total: M1A(1)	512,464	577,033	636,337	683,795	758,243	774,680
Other demand deposits(2)	434,806	458,109	495,702	557,477	670,265	690,383

	As of December 31,					As of September 30,
	2011	2012	2013	2014	2015	2016
	Rand (million)
Total: M1(3)	947,269	1,035,142	1,132,039	1,241,272	1,428,508	1,465,063
Other short- and medium-term deposits(4)	851,662	833,908	917,655	985,272	1,013,017	1,044,245
Total: M2(5)	1,798,932	1,869,050	2,049,694	2,226,544	2,441,525	2,509,308
Long-term deposits(6)	457,796	504,390	462,557	467,355	534,382	586,528
Total: M3(7)	2,256,727	2,373,439	2,512,251	2,693,899	2,975,907	3,095,836

Notes:

(1)                                 Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)                                 Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)                                 M1A plus other demand deposits held by the domestic private sector.

(4)                                 Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with, and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)                                 M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)                                 Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)                                 M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

Since the introduction of inflation-targeting monetary framework, growth in the most broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

The Basel II capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited. In line with the requirements of Basel II, the South African banking sector remains well capitalized. South

African banks meet the minimum capital adequacy requirements. At the end of August 2016, total capital adequacy stood at 15.4%, common equity tier 1 (CET 1) at 12.2% and at the tier 1 level was 12.6%. The implementation of the Basel III framework in South Africa is based on a phased-in approach which commenced on January 1, 2013 and will continue up to 2018, in line with the timelines determined by the Basel Committee. The Basel III Liquidity Coverage Ratio has been implemented from January 1, 2015, while the Net Stable Funding Ratio will be effective from January 1, 2018.

Year-on-year growth in M3 accelerated from a record low of 0.1% in February 2010 to 10% in April 2013, signaling a turnaround in the decelerating growth that commenced in 2008, and persisted throughout 2009. From late 2010 the growth rate fluctuated broadly between 5.2% and 10.1% until December 2015, with growth rates surpassing 8% since April 2015. During the four years to June 2014, year-on-year growth in M3 generally fell below that of nominal GDP, but this trend started to reverse towards the end of 2014 and into 2015 as sluggish activity and lower commodity prices weighed on the level of nominal value added in the economy. The firmer growth in M3 deposits was underpinned by growth in deposits of both the household and corporate sectors and can partly be ascribed to rising interest rates, accelerating inflation and moderately rising real final demand, combined with a build-up in precautionary balances by asset managers in the wake of renewed financial market volatility. The depreciation of the Rand from 2013 also resulted in an upward revaluation of foreign-currency deposits included in M3. On a quarterly seasonally adjusted and annualized basis, growth in M3 reached a most recent high of 13.4% in the second quarter of 2015, before slowing to 3.1% in the third quarter of 2016.

Following two years of gradual acceleration, twelve-month growth in the broadly defined money supply (M3) decelerated significantly in the first months of 2016. By the second quarter of 2016, growth in M3 fell below that of nominal GDP for the first time since mid-2014. The deceleration in M3 growth was concentrated in the deposit holdings of the corporate sector. Factors which may have contributed to the slower growth include a lower transactions demand for money arising from lower capital expenditure; large movements and drawdowns by public corporations, as well as by selected asset managers and pension funds; and drawdowns of equitable share transfers by local authorities (included as corporate deposits), received earlier in the year. Growth in household sector deposits maintained its resilience, consistently recording double-digit rates since January 2014. Individuals continued to contribute significantly to growth in deposits, taking advantage of higher interest rates and attractive depository savings and investment products offered by banks. Viewed from a maturity perspective, growth in long-term deposits gained momentum in the second half of 2015 and maintained its thrust into 2016, recording twelve-month rates of increase of 10.8% in March 2016 with some moderation to 7.6% in September 2016. Demand for long-term deposits was supported by the current less accommodative monetary policy stance resulting in higher interest rates and banks offering more attractive saving and investment products to address the composition of their funding. Growth in transactional balances (notes, coin, check and transmission deposits) also remained high over the past year, whereas other short- and medium-term deposits stagnated.

Financial System Stability

The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In 1999, the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

A cross-sectoral body was created in 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, and has the capacity to act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of catastrophic events or disasters through business continuity planning, which serves to better protect staff, facilitate recovery and sustain both a stable financial market and consumer confidence.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints (such as capital and liquidity requirements and trading capacity requirements). Domestic regulation and supervision requirements also incorporate international standards. South African financial institutions must comply with all relevant Basel capital adequacy and liquidity principles and standards. Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries) was implemented in South Africa in January 2008, in accordance with the Basel Committee timeframe. Since the commencement of the sub-prime and financial market crisis, the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of new global capital and liquidity standards, sometimes referred to as Basel 2.5 and Basel III. The Basel Committee on Banking Supervision required that Basel 2.5 be implemented by January 2012. The Minister of Finance approved the SARB Bank Supervision Department’s amended regulations, which were implemented in accordance with the internationally agreed timelines. The phase-in period for the Basel III requirements began on January 1, 2013 and is anticipated to last through 2019. South Africa is already in compliance with the capital requirements of Basel III and will continue to comply with all the other related requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organisation of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

South Africa is as a member of the G-20, the Financial Stability Board, the Basel Committee for Banking Supervision and a number of other international regulatory bodies. In line with this, South Africa is committed to implementing a program of financial services reform in line with other G-20 jurisdictions. As evidenced in recent IMF Financial Stability Assessments and Financial Stability Board peer reviews, South Africa is making steady progress in ensuring that its financial system is appropriately regulated. The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints (such as capital and liquidity requirements and trading capacity requirements). Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards.

In banking regulation, the phase-in period for the Basel III requirements began on January 1, 2013 and is anticipated to last through to January 2019. South Africa is already in compliance with the capital requirements of Basel III and aims to meet the other requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organisation of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

This follows the implementation of Basel II in January 2008, and “Basel 2.5” in January 2012. The Minister of Finance approved the SARB Bank Supervision Department’s amended regulations, which were implemented before the deadline.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially-constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Companies Act of 1973 was repealed and replaced with the Companies Act of 2008, which became effective on May 1, 2011. The Companies and Intellectual Property Commission is the regulatory organ charged with the administration and enforcement of the Companies Act of 2008. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The FSB regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and, Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives coming into force since 2000 include the following:

•                                          As of January 2008, South African registered banks were required to comply with Basel II. The Banks Act was thus substantially amended to comply with the principles of Basel II. The Banks Amendment Act of 2007 was assented to by the President of the Republic of South Africa and published in November 2007. Following the sub-prime and financial market crisis, the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of Basel 2.5 and Basel III. The phase-in period for these further requirements began on January 1, 2012.

•                                          Since the publication of the South African National Payment System Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives have been met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010. By September 2011, most of the strategic objectives contained in Vision 2010 were met. However, the SARB realized that several of the strategies, fundamental principles and critical success factors contained in Vision 2010 continue to be relevant. Although the South African payment system was unaffected by the global financial crisis, the SARB used the many new initiatives in the international regulatory environment that resulted from these events, as well as the recommendations relating to the national payment system (NPS) contained in the Banking Enquiry Report, published in 2008, to review, refine and adjust Vision 2010 for future developments to create a vision and strategy for 2015. The updated framework and strategy document is referred to as Vision 2015.

•                                          The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which had already been demutualized and converted to companies. In February 2009, the majority of the shareholders of BESA accepted an offer by the JSE to acquire BESA. In June 2009, the JSE and BESA merged. BESA has now been fully integrated into the JSE and currently forms part of the JSE’s Interest Rate and Currency Market. The JSE published new Debt Listing Requirements in 2011 which apply in relation to the listing of government and corporate bonds on the JSE’s Interest Rate and Currency Market. A new set of rules of conduct has also been published (the Interest Rate and Currency Rules). It is expected that the merger will realize, among other things, benefits of greater liquidity, reduction of costs through economies of scale and better risk management for users of a single exchange. As of September 2016, the FSB has granted two new exchange licenses in terms of the Financial Markets Act, that is ZARX (Pty) Ltd (ZAR X) and 4 Africa Exchange (Pty) Ltd (4AX).

•                                          The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal year 2006 so as to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The Companies Act of 2008 was passed by the national legislature, assented to by the then President of the Republic of South Africa, Kgalema Motlanthe and published on April 9, 2009. The Companies Act of 2008 entered into effect on May 1, 2011. The Companies Act of 2008 replaced the existing Companies Act of 1973 and some of its significant changes include provisions for the facilitation of business rescue proceedings in respect of companies in financial distress and the reduction of the regulatory burdens placed on small and medium enterprises.

•                                          The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.

•                                          The Consumer Protection Act of 2008 provides for a consumer protection regime designed to promote and advance the social and economic welfare of consumers. The Consumer Protection Act came into effect on March 1, 2011.

•                                          The revised King Code and Report on Corporate Governance for South Africa (King III Code) was  launched  on September 1, 2009 and came into effect on March 1, 2010, replacing its predecessor, King II Code and Report on Corporate Governance (King II Code). King III Code sets out various corporate governance guidelines and principles applicable to listed companies, financial institutions, and public sector enterprises, agencies and government departments (compliance with King III Code is mandatory for listed companies). The review of King II Code was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the New Companies Act.

•                                          In July 2010, the Bank Supervision Department of the SARB released the proposed draft Banks Amendment Bill. The purpose of the proposed bill is to align the provisions of the existing Banks Act of 1990 with the New Companies Act as well as to ensure that the legal framework for the regulation and supervision of banks and bank-controlling companies is based on international standards and best practice. The Banks Amendment Bill was tabled in Parliament during the second half of 2012 and was subjected to debate and interrogation in both the Standing Committee on Finance of the National Assembly and the National Council of Provinces. After being approved by the relevant Parliamentary committees, the President assented to the bill after which it was published as the Banks Amendment Act, 2013 (Act No. 22 of 2013) by Notice No. 992 in Government Gazette No. 37144 on 10 December 2013. Most recently, the Banks Amendment Bill was tabled earlier in 2015, and was published as the Banks Amendment Act, 3 of 2015 in June 2015.

•                                          Regulation 28, issued in terms of section 36 of the Pension Funds Act of 1956, governs the asset-spreading requirements of retirement funds. An amended version of Regulation 28 was approved by the Minister in March 2011. The new Regulation 28 takes into account a significantly changed financial sector and enhances member protection. The effective date of the new Regulation 28 was July 1, 2011, subject to a six month transition period until December 31, 2011 to enable funds to adjust their monitoring and reporting systems, as well as their investments. The new Regulation 28 covers many asset classes (such as hedge funds, private equity investments and derivatives) which were not otherwise covered by previous regulation relating to pension funds.

•                                          The National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.

•                                          In June 2015, the Banks Amendment Act 2015 was enacted to amend the Banks Act 1990. The Act aims to enhance the curatorship of banks in order to make the financial sector safer and protect depositors. The Act enhances the powers of the curator of a bank while under curatorship by expanding the basis on which a curator of a bank may dispose of all or part of the bank providing for:

•                                          allowing for the creation of a good bank outside the existing corporate entity;

•                                          facilitation of the transfer of all or part of a bank’s business to a successor entity;

•                                          a disposal pursuant to a transfer under section 54 of the Banks Act; and

•                                          facilitation of the implementation of the above steps by the curator.

•                                          In August 2015, the National Treasury and SARB released a discussion paper intended to solicit public comment and to serve as a basis for further industry discussions in preparation for the drafting of a special resolution bill for systematically important financial institutions. The paper provides key proposals for strengthening South Africa’s resolution framework to manage failures of financial institutions in a manner that will mitigate any negative impact on domestic financial stability and minimize macroeconomic costs.

•                                          In October 2015, the Financial Intelligence Amendment Bill was tabled in parliament. The Bill seeks to strengthen the commitment to combatting financial crimes and address the gaps identified in the Financial Action Task Force and the IMF’s Financial Assessment Programme Technical Note on AML/CFT for South Africa in December 2014.

•                                          On June 25, 2015, the Department of Trade and Industry released a notice titled Draft Review of limitations on fees and interest rates for public comment. The notice proposes new caps on fees and interest rates applicable to credit agreements falling under the National Credit Act 34 of 2005. The biggest change relates to unsecured credit agreements, where the proposed cap is reduced to 24.8% from 32.7%. These proposals affect banks and insurers, which provide credit to the domestic market. The caps aim to protect consumers from unscrupulous lending practices and over-indebtedness.

However, the credit providers have warned against the unintended consequences of these proposals, which include credit rationing and an increase in the number of banks introducing credit life insurance policies to circumvent lower interest rate caps.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation such as the Currency and Exchanges Act and accompanying regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting an investment business will in future be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen  supervision.

The Minister of Finance released, together with the 2011 Budget, a comprehensive discussion document titled ‘A Safer Financial Sector to serve South Africa better’, which put forward a range of proposals to strengthen the financial regulatory system in South Africa. The Minister of Finance requested a review of any gaps or weaknesses in the current financial regulatory system, as well as recommendations arising from a recent financial sector assessment conducted by the IMF. In October 2015, the Financial Sector Regulation Bill, 2015 (the “twin peak” legislation) was tabled in Parliament. The following proposals are included in the draft bill.

•                                          Move to twin peaks regulatory structure. South Africa is undergoing regulatory and structural changes through Twin Peaks. The Financial Services Regulation (FSR) Bill will establish new authorities under the Twin Peaks model, namely the Prudential Authority (PA) that will be established within the SARB, responsible for financial soundness of financial safety and soundness of financial institutions, and the Financial Sector Conduct Authority (FSCA), replacing the current Financial Services Board, responsible for market conduct and investor protection. SARB’s role in maintaining and overseeing financial stability within the set policy framework has been formalized. The bill provides for a wider range of powers, in particular giving financial stability powers to SARB and giving the PA and the FSCA the authority to issue standards for financial institutions. The second draft of the Financial Services Regulation (FSR) Bill was first released in December 2014 for public comments and tabled in Parliament in October 2015. It is anticipated that the Bill will come into effect in 2017.

•                                          Macro prudential approach to supervision. The economic crisis demonstrated the need to develop an approach that focuses on the risks in relation to the entire financial sector, rather than only the risks pertaining to individual institutions. The SARB is the lead institution in this regard and will be taking appropriate steps to strengthen financial stability. In addition, the Financial Sector Regulation Bill gives the SARB a formal financial stability mandate and establishes the Financial Stability Oversight Committee. Moreover, the SARB, FSB and the National Treasury have recently published a Resolution Framework policy paper aimed at establishing a framework for the resolution of all banks and systematically important financial institutions. The Resolution Framework also proposes the introduction of a depositor guarantee scheme and assigns to the SARB the responsibility of a Resolution Authority as envisaged by the FSB’s Key Attributes for Effective Resolution Regimes.

•                                          Establishing a Council of Financial Regulators. One of the key proposals to strengthen the financial regulatory system is to create a Council of Financial Regulators, chaired by the National Treasury. All regulatory agencies in the financial sector will form part of the Council. It will promote coordination and the sharing of information between regulators, particularly in the case of diversified financial services conglomerates.

•                                          Prudential regulation of banking and insurance. Basel III has tightened the prudential supervision of banks by imposing stricter capital requirements and introducing liquidity and leverage ratios. Similar requirements will also pertain to insurance — the FSB has introduced draft legislation for a revised prudential regime for insurers, based on Solvency II, to ensure that regulation of the South African insurance sector remains in line with international best practice.

•                                          Improving the domestic regulatory system and entrenching operational independence. Regulators should be operationally independent when licensing and supervising the financial sector. A number of initiatives are planned to improve the accountability and governance of domestic financial regulators. Policy will still be the responsibility of the National Government, which will determine the framework within which domestic regulators will operate.

•                                          Market conduct. The National Government will strengthen market conduct regulation, particularly in retail banking and insurance. The 2008 report of the Banking Enquiry Panel set up by the Competition Commission set out a number of recommendations to lower banking charges and improve transparency in pricing, which the National Treasury and the SARB are currently facilitating. The treating customers fairly initiative from the FSB is an important step in strengthening market conduct objectives in the financial sector — the National Treasury has published a Market Conduct Framework Policy Document, as a pre-cursor to the introduction of the Conduct of Financial Institutions Bill.

•                                          Expanding the scope of regulation. South Africa responded to international calls to implement regulatory reforms to enhance the safety and stability of the financial sector. Many activities, such as derivative trading, hedge funds and credit rating agencies previously fell outside the regulatory framework. The Financial Markets Act 2012 (or the FMA) is the primary legislation that governs the regulation of securities services and financial markets. The FMA provisions address trading, clearing and settlement; impose sanctions for market abuse; and addresses conflicts of interest posed by financial market infrastructures in the course of performing their functions. That Act also provides a blueprint for implementing reforms for regulating and supervising over-the-counter (OTC) derivatives market activity. Improvements in governance in other sectors posing systemic risks, such as payment systems, are also being considered in line with South Africa’s international commitments. New legislation has been and will continue to be introduced to regulate such activities in a way that strengthens and promotes the stability of the financial system.

•                                          In July 2016, the draft Financial Markets Act Regulations were released for a third round of public comment. These regulations align the regulatory framework for the OTC derivatives markets to the G-20 commitments made by South Africa at the Pittsburgh Summit in 2009. Given the global nature of the OTC derivatives markets, the Regulations are aligned to the relevant international standards, including the Principles for Financial Market Infrastructures, developed to achieve the public policy objectives of reducing systemic risk, increasing transparency and financial stability, and enhancing the integrity of financial markets. It is expected that the Regulations will come into effect in 2017.

•                                          Broadening access to financial services for all. The National Treasury is planning a number of new interventions to ensure the accessibility of financial services to a greater reach of people. This includes taking forward the Financial Sector Charter process, supporting the development of Cooperative Banks and providing mechanisms for increased competition in the formal banking arena through dedicated banks and the introduction of deposit insurance.

Structure of the Banking Industry

At the end of August 2016, 17 banks, three mutual banks and 15 local branches of foreign banks were registered with the Office of the Registrar of Banks. In addition, 39 foreign banks had authorized representative offices in South Africa.

The four largest banking groups dominating the South African banking sector are ABSA Bank Limited, the Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and constituted 82.3% of total banking-sector assets at the end of June 2016. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.

The South African banking system remained profitable and adequately capitalized throughout 2015 and into 2016. The total stock of outstanding loans and advances in the banking sector increased by 7.8% to R3,623 billion as at June 30, 2016 from R3,362 billion as at June 30, 2015. The capital adequacy ratio for the banking sector was 15.4% in August 2016, exceeding the 9.75% minimum capital adequacy requirement and therefore reflecting adequate systemic capitalization. The banking sector’s capital consists mainly of share capital and reserves (the highest loss-absorbing capital types).

Total banking-sector assets increased from R4,434 billion at the end of June 2015 to R4,846 billion at the end of June 2016, representing a 9.3% increase.  The increase in total banking-sector assets is largely attributable to an increase in loans and advances, investment and trading securities as well as derivative financial instruments. Impaired advances to gross loans and advances, a key indicator of credit risk, has declined marginally to 3.2% in June 2016 compared to 3.3% in June 2015.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter was built around a central vision of promoting a transformed, vibrant and globally-competitive financial sector that reflects the socioeconomic demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account aimed at ensuring that those falling within the lower socio-economic groups have access to first-order retail banking products that would provide them with entry-level banking services. There have been approximately six million Mzansi accounts opened, 4.5 million of which were opened by South Africa’s four major commercial banks. It is estimated that 72% of these were first-time accounts. Major banks have since de-emphasized Mzansi and are promoting their own branded low-income accounts. The percentage of adult South Africans who use banking services has improved from 51% as at June 30, 2006 to 75% as at June 30, 2013.

In addition, the financial sector committed to ensuring that 80% of the population in lower income groups has access to full-service banking points of presence within at least 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machines within at least ten kilometers. By December 2010, 91.6% of poor households had access to points of presence of banks and Postbank within ten kilometers of their home. This percentage was 84.7% if only the big four banks are considered.

In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s (Council) 2008 Annual review (the most recent review that has been completed) indicates that as at December 31, 2008, the financial sector originated over R45.7 billion in low-income housing loans.

One of the principal sector transformation goals of the Financial Sector Charter relates to targets of ownership transfer. The Financial Sector Charter required that each financial institution must transfer 25% ownership to historically disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of historically disadvantaged South Africans was 23.3%.

Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through B-BBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.

In 2007 a process of alignment of the Charter to the Codes of Good Practice (CoGP) was initiated by the FSC Council. It was widely anticipated that the FSC would be gazetted as a Sector Code in 2008 during the transitional period for aligning existing charters with the CoGP and converting them into sector codes. This conversion did not take place as Financial Sector Charter participants could not reach an agreement on certain aspects of the alignment. Agreement was finally reached in 2012 which culminated with the gazetting of the Financial Sector Code (FS Code) under section 9 of the B-BBEE Act in December of that year.

In the same year that the FSC Code was gazetted, the BEE Advisory Council also developed key recommendations on areas that needed refinement to address the risk of fronting and other loopholes that allowed companies to game the system. These recommendations culminated in the gazetting of the revised CoGP in October 2013 and the B-BBEE Amendment Act in January 2014.

Similar to the alignment process that the sector undertook between 2007 and 2012, the sector is now in the process of realigning the current FS Code with the revised CoGP. The revised FS Code is scheduled to be finalized before the end of the transitional period, namely October 31, 2015. During the period 2009 to 2012, because the Charter had no legal standing in terms of the B-BBEE Act, the sector reverted to reporting under the CoGP scorecard. The FSC Council released a 2013 annual review report which marks the first year that the sector reported under the newly gazetted FSC Code.

The number of banks that reported, foreign and local, hold more than 90% of the R3,843 billion assets held by the South African banking sector as at December 2013. Similarly, with long-term assurers, asset and CIS managers, entities that reported contribute about 87% of the R5,305 billion assets held by the combined industries and together they also hold a 92% share of market. These trends apply in the short-term insurance industry as well.

While the industry’s average ownership score is now at 25.30% and exceeds target, the sector lags behind on black women representation and net value, which measures the extent to which the shareholding is free of debt. These shortcomings resulted in the sector achieving an average score that is 65% of target.

Credit Allocation

Growth in total loans and advances extended to the private sector by the banking sector slowed considerably from the middle of 2007 and reached an annual record low of negative 1.6% in November 2009, as lending and borrowing conditions became unfavorable. The repurchase rate increased by a cumulative 500 basis points from mid-2006 to mid-2008. The tightening in monetary policy increased the debt-service costs for an already-indebted private sector. Lending standards for the household sector were also raised in accordance with the National Credit Act, while recently household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. Consumer purchasing power was furthermore eroded by  inflation.  The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates for the greater part of 2009 and 2010. As indicated below, credit exposure of the public sector is small in comparison to that of the private sector.

Tentative evidence of a recovery in credit extension emerged towards the end of 2009 when year-on-year growth in total loans and advances picked up from a nadir of minus 1.6% in November and gained further momentum thereafter to reach a recent high of 10% in December 2012. During this period the repurchase rate declined by a cumulative 700 basis points from late 2008 to July 2012.

Growth in total loans and advances averaged around 8.4% and 8.0% in 2014 and 2015 respectively, before slowing down to a more subdued 6.7% in September 2016. Fragile consumer confidence and subdued domestic and global economic conditions, further supported by weak employment prospects, restrained growth in credit extension. However, credit growth remained underpinned by demand from the corporate sector while demand from the household sector gradually weakened. Debt servicing cost also increased as the repurchase rate increased by a cumulative 200 basis points between late 2013 and March 2016. Growth in the category other loans and advances, which consists of general loans, bank overdrafts and credit card advances, recovered from negative rates recorded in 2010 to a recent high of 20.5% in December 2012. Growth in other loans and advances then gradually declined to growth rates close to 9% in the three months up to September 2016 when growth in general unsecured loans to households moderated. However, due to healthy demand from the corporate sector, growth in other loans and advances maintained its role as the dominant driver of credit extension during 2015 and the first nine months of 2016.

Growth in mortgage advances, which remained positive during the economic downturn, fluctuated between 1.6% and 2.6% between August 2011 and December 2013, consistent with the sluggish levels of activity observed in the residential and commercial property sectors. Mortgage advances made up approximately 54% of total loans and advances in 2010, but this share gradually dwindled to less than 43% in 2016 as it lost ground to the high-growth categories of installment sale credit and general loans. However, growth over 12 months in mortgage advances gradually recovered from 2014 to reach 5.3% in September 2016. The recovery in mortgage advances has been skewed towards commercial property, although growth in mortgage advances on residential property also gained pace. The rate of expansion in installment sale credit and leasing finance, which mainly represents the financing of vehicles, reached a peak of 14.2% towards the end of 2013 but subsequently lost momentum, amounting to 1.4% in September 2016 as domestic vehicle sales declined. The following table sets out the distribution of gross credit exposure per asset class at the end of September 2016.

Percentage distribution of total credit extended (as of September 30, 2016)

Percentage distribution of total gross credit exposure of banks
%
Corporate exposure	36.8
Public sector entities	2.2
Local government and municipalities	0.5
Sovereign (including central government and central bank)	8.5
Banks	13.9
Securities firms	3.2
Retail exposure	34.1
Securitization exposure	0.7

Source: SARB

Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.

The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.

The following table sets out the sectorial distribution of gross credit exposure at the end of September 2016.

Credit extension by economic sector as of September 30, 2016

Sectorial distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture, hunting, forestry and fishing	109.0	1.9
Mining and quarrying	189.2	3.3
Manufacturing	303.9	5.3
Electricity	135.0	2.3
Construction	65.4	1.1
Wholesale, retail trade and accommodation	303.6	5.3
Transport and communication	209.0	3.6
Financial intermediation and insurance	1,524.1	26.4
Real estate	444.1	7.7
Business services	203.7	3.5
Community, social and personal services	370.1	6.4
Private households	1682.0	29.2
Other	228.8	4.0
Total	5,767.9	100.00

The following table sets out the geographical distribution of gross credit exposure as of September 30, 2016.

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	5,056.2	87.7
Other African countries	136.9	2.4
Europe	414.8	7.2
Asia	47.9	0.8
North America	86.3	1.5
South America	6.1	0.1
Other	19.7	0.3
Total	5,767.9	100.00

Source: SARB

Capital Markets

The JSE was established in 1887 and is South Africa’s only licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a B-BBEE initiative. In February 2011, the JSE launched the Black Economic Empowerment (BEE) Segment, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Subsequent to the Financial Services Board’s (FSB) change in policy in relation to the regulation of all providers of over-the-counter (OTC) share trading platforms, the JSE made amendments to the JSE Listings Requirements in July 2015 to allow trading in BEE securities on the BEE Segment via the use of a verification agent, in addition to the current BEE contract route. Consequently, some companies moved from OTC trading to a listing on the JSE’s BEE Segment. At the end of September 2016, a total of four companies were listed on the JSE’s BEE Segment.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In 2007, the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connected to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa. In July 2012, the

JSE moved its equity market trading activity onto Millennium ExchangeTM after concluding a license agreement with technology solutions provider MillenniumIT. Consequently, the JSE’s trading system relocated from London to Johannesburg.

In November 2013, the JSE implemented a trading and information system upgrade by introducing two new trading sessions. The Closing Price Publication (CPP) session facilitates the publication of official closing prices and is applicable to all segments. The Closing Price Cross (CPX) session facilitates the submission and continuous matching of eligible orders at the published closing price in the central order book.

In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small- and medium-sized companies, specifically targeting B-BBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main board, with separate listings requirements and reduced fees. As of September 30, 2016, 59 companies were listed on AltX with a market capitalization of R41.4 billion.

The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Market and the Commodity Derivatives Market. Colloquially, the term “SAFEX” is still used to refer to the JSE’s derivatives market. In February 2005, the JSE launched Yield-X, which is the platform for trading of all interest rate-related and currency derivative products. Subsequent to the BESA merger, Yield-X has been collapsed into the JSE’s Interest Rate and Currency Derivatives Markets.

Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE. The JSE published a revised booklet on Insider trading and other market abuses in August 2013. The purpose of this booklet is to bring together the various acts, requirements and relevant corporate governance guidelines that have a bearing on preventing market abuse.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts objectionable advertising and canvassing relating to securities.

In 2009, the requirement for auditors of listed companies to register with the JSE was changed to a system of accreditation, and registration for the purpose of providing audit and advisory services is now administered by the IRBA. In June 2010, The JSE introduced an online financial reporting portal called the ‘eXtensible Business Reporting Language’ to enable companies to file their financial reports according to a global electronic reporting standard. In July 2010, the JSE implemented a dark pool block-trading system, Block X, which aims to ensure that large share trades do not have an impact on prices. In the 2011 MTBPS, the Minister of Finance announced that all inward-listed shares on the JSE will henceforth be classified as domestic assets and are eligible for inclusion in the JSE indices.

The JSE implemented a methodology change to the FTSE/JSE Africa Index Series with effect from March 15, 2013, in line with a global change to index methodology applied by the FTSE Group. The indices are now constructed with individual share prices weighted according to actual free float rounded up to the next 1%, rather than with a banded free float.

Pursuant to the amalgamation of the BESA and the JSE in June 2009, it has been resolved that the trading platforms of the two interest rate markets operated by the JSE, namely the Yield-X market and the BESA market, will be integrated in 2011. As a result, the old BESA BTB system was decommissioned and the reporting of bond transactions migrated onto the JSE Nutron platform on May 9, 2011. The rules and directives covering the integrated markets (Yield-X and BESA) known as the ‘JSE Interest Rate and Currency (IRC) rules and directives’ also came into effect on May 9, 2011, thus repealing the old rules and directives previously applicable to the BESA market.

The JSE closed its Africa Board in May 2012 when the two remaining listings were incorporated into the main board.

On March 25, 2013, the JSE published additional listing requirements which make provision for the listing of a special purpose acquisition company (SPAC). The JSE also published amendments to its listing requirements on December 3, 2013 to introduce Hybrid Financial Instruments, which have characteristics of both debt and equity securities. Various amendments were made to the JSE listing requirements with effect from September 30, 2014. These spanned a wide range, from enhanced responsibility of sponsors in relation to listing applications to extending the period within which directors have to report dealings in securities from 24 hours to three business days and creating a fast-track listing process for international companies wishing to have a secondary listing on the JSE.

The JSE launched its high-technology colocation center in May 2014. The facility allows for fast trading and market data access for all JSE markets, the deployment of new trading strategies, cost saving for JSE clients and improved risk mitigation.

While Share Transactions Totally Electronic (Strate) has been the only central securities depository since its inception in 1999, the FSB has granted Granite Central Securities Depository a financial market infrastructure license to operate as such a depository in August 2015. The license mandate is for bonds and money-market instruments.

Strate is in the process of modernizing the market infrastructure for its money-market, bond and equity depository operations with a software suite streamlining its service across all asset classes as the three systems are consolidated into one. Strate selected the TCS BaNCS market infrastructure which is a software suite developed by Tata Consultancy Services. In February 2016, Strate implemented the new system for the settlement of money-market securities.

The following table sets forth the market capitalization and number of companies listed on the equity market of the JSE as well as the trading volumes and values for the period indicated.

JSE

	As of December 31,					As of September 30,
	2011	2012	2013	2014	2015	2016
Market capitalization(1)	6,908.5	8,383.6	10,626.2	11,505.0	11,727.6	15,291.0
Trading volume(2)	71,464	61,844	63,892	61,735	74,406	61,137
Trading values(3)	3,286,828	3,431,584	3,981,618	4,050,044	5,015,419	4,594,163
Listed companies(4)	406	402	389	391	395	388

Notes:

(1)                                 In billions of Rands at end of period.

(2)                                 In millions of shares traded.

(3)                                 In millions of Rands.

(4)                                 Actual figures at the end of period.

Source: JSE.

According to the World Federation of Exchanges, the JSE was the 17th largest stock exchange in the world, in terms of market capitalization, as of August 31, 2016.

The market capitalization of the JSE at the end of September 2016 was R15,291 billion. The market capitalization was in part boosted by the secondary inward listing on the JSE of the Belgian beer company Anheuser-Busch InBev SA NV in January 2016. In the first nine months of 2016, the total value of share capital raised by companies listed on the JSE was R86.2 billion, a decline of R89.3 billion compared with the first nine months of 2015 alongside sluggish economic growth. Turnover of shares listed on the JSE amounted to R5,015.4 billion in 2015 and R4,594.2 billion in the first nine months of 2016 (30% of market capitalization as of September 30, 2016). Approximately 56 foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American plc and Old Mutual plc. New listings in recent months include Universal Partners Limited, Globe Trade Centre South Africa and Hammerson plc. Non-residents made net sales of local shares amounting to R93.5 billion in the first nine months of 2016, as compared with net purchases of R37 billion in the corresponding period of 2015. On average, non-resident participation in the secondary share market of the JSE has accounted for 19% of the value of all shares traded in the nine months to September 2016. Annualized liquidity on the JSE declined from 43% in September 2015 to 40% in September 2016, while the closing value of the All-Share Price Index on the JSE increased by 4% over the same period. In the nine months to September 30, 2016, there were 19 de-listings bringing the total number of de-listings since 1999 to 679 as compared to only 399 new listings, of which 12 new listings were registered in the nine months to September 30, 2016.

The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Price Index. At September 30, 2016, the FTSE/JSE All-Share Price Index included 162 companies and accounted for approximately 43% of the market capitalization of the JSE. As at September 30, 2016, the ten largest companies by market capitalization represented approximately 61% of total market capitalization.

The nominal value of turnover in the bond market in the nine months to September 30, 2016 was approximately R22,4 billion. The turnover in the secondary bond market in 2015 was R23,023 billion, compared with R19,167 billion in 2014 and R20,616 billion in 2013. Non-residents’ net purchases of South African bonds amounted to R17.1 billion in the first nine months of 2016, compared with net sales of R17.9 billion in the corresponding period of 2015. The non-resident participation rate in the domestic secondary bond market declined from 11% in 2014 to 9% in 2015, before declining to an average of 8% in the first nine months of 2016.

Derivative instruments are traded either on an OTC basis or on an exchange. The Equity and Commodity Derivatives Markets of the JSE, together with the Interest Rate and Currency Derivatives Markets are responsible for trade in all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited (Safcom) is the clearing house for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-Dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007, the JSE began trading in various foreign currency derivatives. The financial market infrastructure was modernized in 2008 through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron.

Safcom achieved a global standard of risk management by complying with the CPSS-IOSCO principles for financial market infrastructures, which was published by the Bank for International Settlements in December 2012. In March 2013, Safcom announced the promulgation of further rules relating to the establishment of a derivatives market default fund. A phased approach was used by the JSE from the end of January 2014 to introduce a new methodology for determining contract level Initial Margin Requirements for equity derivatives. As trading activity in the Equity Derivatives Market increased in the first nine months of 2016, turnover was also higher compared with the corresponding period in 2015. While trade in single-stock contracts (including IDX products) accounted for 3% of total turnover by value in the first nine months of 2016, they accounted for 44% of total number of contracts traded. Turnover in commodity futures and options contracts increased by 45% in the nine months to September 2016 compared with the same period in 2015, along with generally higher domestic grain prices though displaying a declining trend during 2016. Turnover in derivatives traded on the JSE for the first nine months of 2016 is indicated in the accompanying table.

Derivatives turnover on the JSE, January to September 2016

	Value	Change over one year
	Rand (billions)	Percentage
Equity derivatives	5,306	6
Warrants	0.5	10
Commodity derivatives	775	45
Interest rate derivatives	795	47
Currency derivatives	581	36

Source: JSE.

Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies and institutional investors. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls. On October 1, 2016, a joint tax and exchange control Special Voluntary Disclosure Programme (SVDP) commenced which will run until June 30, 2017. The SVDP is a joint initiative between the South African Revenue Service (SARS) and the SARB, in conjunction with the National Treasury, for individuals and companies to regularize both their unauthorized tax and exchange control affairs, for a limited period.

The SARB, on behalf of the Minister of Finance, administers South Africa’s exchange control regulations. A number of banking institutions have been appointed as Authorized Dealers in foreign exchange (Authorized Dealers) and/or Authorized Dealers in foreign exchange with limited authority (ADLAs). Such banking institutions undertake foreign exchange transactions for their own account with their clients, subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, South African residents still face certain restrictions. However, these restrictions have gradually been eased to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks. In 2014, the Minister of Finance announced that the National Treasury, in conjunction with the SARB and other stakeholders would streamline the Exchange Control Manual and associated Exchange Control Rulings in order to, among others, improve administration. With a view to transparency regarding remaining exchange controls in place, two revised Currency and Exchanges Manuals for Authorized Dealers and Authorized Dealers in foreign exchange with limited authority, as well as two guideline documents for individuals and business entities were made available to the public through their publishing by the Financial Surveillance Department on the website of the SARB on July 29, 2016. This is the first time that the technical manuals, normally only issued to Authorized Dealers, have been issued to the public.

The broad principles for exchange control reforms are as follows:

•                                          supporting macroeconomic and financial stability through the macro-prudential regulation of cross-border capital flows;

•                                          encouraging the growth of South African companies in domestic, regional and international markets;

•                                          supporting cross-border trade and higher levels of foreign direct investment in South Africa;

•                                          support the overarching strategy for increasing investment and growth;

•                                          reflect a fundamental shift in the approach to regulation;

•                                          recognize the different objectives that are supported by exchange controls (e.g., contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime (including money laundering));

•                                          address the distortions created by exchange controls;

•                                          holistic approach and taking into account interactions between institutions and individuals, residents and non-residents; and

•                                          proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, and South African residents may avail of a single discretionary allowance of up to R1 million per calendar year, without the requirement to obtain a Tax Clearance Certificate, that may be used for any legal purpose (including for investment purposes abroad as well as the sending of gift parcels in lieu of cash, excluding gold and jewelry) without any documentary evidence having to be produced, except for travel purposes outside the CMA, where certain prescribed documentation is required. In addition, private individuals may invest up to R10 million per calendar year for any purpose outside the CMA, provided that the individual is over the age of 18 years and subject to obtaining a Tax Clearance Certificate, which is issued by SARS.

Furthermore, in order to eliminate the bias against residents, the South African Reserve Bank’s Financial Surveillance Department will consider investments by residents in excess of the R10 million foreign capital allowance, subject to certain conditions, such as tax compliance. South African residents who are temporarily abroad may also avail of the R1 million single discretionary allowance and the R10 million foreign capital allowance per calendar year without returning to South Africa. Residents temporarily abroad may also receive pension and retirement annuities as well as monetary gifts and loans.

The Minister of Finance also announced the removal of controls on emigrants’ remaining assets. Emigrants can now transfer up to R10 million per single person or R20 million per family unit per calendar year and emigrants can also apply to the Financial Surveillance Department for the transfer of all their assets without the application of any exit levy to free those assets, provided their tax obligations were met.

With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R1 billion, per company, per calendar year. Application to the SARB’s Financial Surveillance Department for prior approval of a foreign investment is still required for foreign direct investments over R1 billion, per company, per calendar year. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa and at least 10% of the foreign target entity’s voting rights will be obtained. The SARB reserves the right to stagger capital outflows relating to very large foreign investments to manage any potential impact on the foreign exchange market. In order to reduce the administrative costs and procedures of doing business for corporates, the Minister of Finance, in the 2011 MTBPS, allowed corporates to be able to top up capital in their off-shore business from South Africa, provided they remain within an annual limit, which is currently R1 billion. The transfer of the unutilized portion of the authorized amount to foreign target entities and/or to increase an applicant’s approved equity interest and/or voting rights in an off-shore target entity, as and when required, is permitted without recourse to South Africa. South African corporates are also allowed to make bona fide new outward foreign direct investments outside their current line of business.

South African companies are generally permitted to undertake international expansion and the policy stance is to encourage growth into the rest of Africa. There are no limits on the use of domestic capital for funding investment, although administrative and reporting conditions remain in place and investments above R1 billion per year require approval. The HoldCo regime introduced in 2013 provides local companies with a structure for managing their multinational operations without restrictions. Listed companies may transfer up to R2 billion per year into approved HoldCos; unlisted companies may transfer up to R1 billion, subject to transparency requirements. Listed companies can further apply to the SARB to transfer additional amounts of up to 25% of the company’s market capitalization, subject to demonstrated benefits for South Africa. Unlisted companies may also apply for additional funding.

In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished and in the 2011 MTBPS, the Minister of Finance announced that transactions which result in ‘loop’ structures not exceeding a threshold of 10% - 20% equity, and/or voting rights, whichever is higher, in the foreign target entity, will be processed by Authorized Dealers without the need for prior approvals.

In the 2010 MTBPS, the Minister of Finance announced measures to encourage global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010, qualifying internationally headquartered companies are allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject to reporting requirements. With effect from November 2012, the shares and/or debt of a headquarter company may be listed on the JSE Limited or be held directly or indirectly by a shareholder with shares or debt listed on the JSE Limited.

The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions (such as portfolio investments, securities lending, hedging and repurchase agreements, among others) by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.

Authorized Dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. In an endeavor to reduce barriers to trade, the Minister allowed corporates to do advance payments for capital goods for up to 100% of ex-factory cost of goods to be imported not exceeding a total value of R10 million. Payments for importation of capital goods in excess of R10 million may only be provided up to 50% of the ex-factory cost of the goods to be imported. The requirement for Authorized Dealers to view a copy of the SARS Customs Declaration bearing the MRN in respect of advance payments for imports has been dispensed with for payments up to R50,000. Furthermore, corporates are allowed to cover forward (using forward exchange contracts) up to 75% of budgeted import commitments or export accruals in respect of the forthcoming financial year without an application to the SARB. The R250,000 limit on advance payments for permissible imports, other than capital goods, was removed and South African companies are allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.

South African companies involved in international trade are permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.

South African importers and exporters of goods have been permitted to offset costs of imports against proceeds from exports within a specified period over a CFC account. The requirement that companies must convert foreign exchange credited to a CFC account to Rand within 180 days was removed, however there is still a requirement to repatriate export proceeds to South Africa.

In addition, foreign currency purchased in the spot market for permissible transactions in respect of a firm and ascertainable underlying commitment, or the maturity proceeds of hedging contracts, may be credited to a CFC account, if the funds are transferred abroad within a period of 30 days.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included: abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign-controlled South African companies.

Retirement funds and underwritten policies of long-term insurers are permitted, without prior SARB approval, to invest up to 25% of their total retail assets under management in foreign assets and an additional 5% in Africa. Collective investment scheme management companies, investment managers registered as institutional investors for exchange control purposes and investment- linked businesses of long-term insurers are permitted to invest up to 35% of their total retail assets under management in foreign assets and an additional 5% in Africa.

The macro-prudential limit for Authorized Dealers was introduced in 2010 and enabled Authorized Dealers to acquire direct and indirect foreign exposure of up to a macro-prudential limit of 25% of their total liabilities excluding total shareholders’ equity.

In the 2013 Budget Speech, the Minister of Finance announced that Authorized Dealers may invest an additional 5% of their total liabilities, excluding total shareholders’ equity, for expansion into Africa, in addition to the current macro-prudential limit of 25%.

In the 2014 Budget Speech, the Minister of Finance announced that Authorized Dealers are allowed to participate in foreign syndicated loans, regardless of whether the borrower is resident or not, provided they are within their macro-prudential foreign exposure limit.

Foreign entities are permitted to list equity, debt and derivative instruments on the JSE Limited. Furthermore, South African private individuals, corporates, trusts, partnerships and emigrants are permitted to invest without restrictions in approved inward-listed instruments on the JSE Limited.

In the 2011 MTBPS, the Minister of Finance announced further significant reforms of inward listings in order to promote the development of the South African capital markets. The Minister announced that all listed shares on the JSE Limited, traded and settled in Rand, will be classified as domestic assets for the purpose of trading on the JSE Limited and inclusion in its indices. This new dispensation does not affect companies currently classified as domestic, which have a primary listing on a foreign exchange, which will continue to be included in the indices on the current basis. This initiative is meant to improve South Africa’s position as a financial gateway into Africa. However, in order to maintain a balance between capital market growth and development and the objective of managing exposure to foreign risk, prudential institutions would still be required to report their foreign exposure to regulatory authorities.

These changes also herald a shift in the regulatory regime from control measures to prudential regulation.

The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE Limited, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure. These changes also allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE Limited.

Furthermore, the Minister of Finance allowed the JSE Limited to offer to non-resident and qualifying South

African and other CMA corporate entities directly and actively involved in the agricultural grain industry, Zambian referenced grain derivative contracts for trading and settlement in USD.

To assist South Africa’s technology, media and telecommunications companies to access capital for growth into Africa, the Minister of Finance announced in the 2014 Budget Speech that unlisted technology, media, telecommunications, exploration and other research and development companies, may apply to the SARB’s Financial Surveillance Department to primary list offshore or raise foreign loans and capital for their operations.

Furthermore, companies listed on the JSE Limited may secondary list and/or list depository receipt programs on foreign exchanges to facilitate both local and offshore foreign direct investment expansions.

In the 2014 Budget Speech, the Minister of Finance announced that, in order to promote foreign diversification through domestic channels, foreign member funds have been introduced, which are collective investment schemes and alternative investment funds such as private equity funds, venture capital funds and hedge funds, who will be allowed to offer foreign exposure to their underlying investors.

In an effort to promote competition and reduce the cost of remittances to neighboring and other countries, ownership restrictions on international participation in Authorized Dealers in foreign exchange with limited authority (ADLAs) (i.e., foreign exchange bureaus) were removed. In addition to this, the requirement for money remittance agencies to partner with existing Authorized Dealers in order to do remittance work will no longer be obligatory.

In an effort to reduce costs in respect of low value cross-border transfers and entice a large portion of the community into the formal banking arena, the Financial Intelligence Centre (FIC), the Minister of Finance and the SARB’s National Payment System Department and Financial Surveillance Department, in collaboration with the Reporting Entities, agreed to remove certain requirements relative to residents and non-residents.

The National Treasury, working with the South African Reserve Bank (SARB), the Banks and other role players, have amended the Exchange Control Manual and associated Rulings to improve South Africa’s exchange control system. Two revised Currency and Exchanges Manuals for Authorized Dealers and Authorized Dealers in Foreign Exchange with Limited Authority, respectively, as well as two guideline documents for individuals and business entities were published on the SARB website on 29 July 2015. In this regard, the Manuals, which are normally issued only to Authorized Dealers, have now been made public. SARB experts continue with the exchange control modernization to improve South Africa’s investment climate.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the Rand valuation profits and losses on all the gold, STRs and foreign exchange that form part of the official gross foreign exchange reserves of the country. It also includes the Rand value of the foreign exchange forward transactions conducted by the SARB as well as liabilities of the SARB denominated in foreign currencies.

The GFECRA comprises credit and debit balances on three different sub-accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on the Rand valuation of the foreign currencies held due to the depreciation or appreciation of the Rand against these currencies. In terms of the SARB Act, the SARB can calculate an exchange commission on all foreign exchange transactions conducted on behalf of the National Treasury. This commission or exchange margin is also reflected in the FEAA.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments. The SARB, however, conduct sizeable amounts of foreign exchange swaps for liquidity management in the money market.

During the 1980s and 1990s, the SARB intervened in the foreign exchange market via the forward book. This policy was abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB however does not intervene in the foreign exchange market with a view to influence the value of the Rand.

Prior to calendar year 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the National Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds whenever the SARB wants to use the bonds in its open market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal year 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.

In calendar year 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money-market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. The gross gold and foreign exchange reserves increased to US$47.2 billion at the end of September 2016, up from US$46.1 billion a year earlier. This increase is mainly as a result of an increase in the US dollar gold price and a foreign currency loan entered into by the South African Reserve Bank. The proceeds of the NT’s foreign borrowing are also reflected in the gross reserves.

As at March 31, 2015, the GFECRA showed a positive balance of R203.4 billion which represents net valuation gains of R203.2 billion and cash flow losses of R153 million. These cash flow losses were settled on April 10, 2015. As at March 31, 2016, the GFECRA balance had increased to R304.7 billion, mainly due to the depreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by the National Government amounted to R186 million for the year to March 31, 2016. This balance was settled on May 6, 2016.

The negative net open foreign currency position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open foreign currency position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$41.2 billion at the end of September 2015, increasing to US$42 billion as at September 30, 2016.

In February 2004, the SARB balanced its previously oversold forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country. The SARB currently has an overbought (positive) forward foreign exchange book amounting to US$2.2 billion on 30 September 2016.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade Rand (billion)
2011	49.2
2012	-36.8
2013	-72.7
2014	-63.7
2015	-34.4
2016	-7.2

Note:

(1)                                 To June 30, 2016.

The following table presents a breakdown of South Africa’s balance of trade by sector for the periods indicated.

	Year ended December 31,
	Rand (billion)
Sector	2011	2012	2013	2014	2015	2016(1)

Exports
Total merchandise exports	770.9	796.9	899.7	969.3	1,005.6	539.5
Agriculture, forestry & fishing	40.2	43.0	54.1	62.8	67.5	40.0
Total: Mining	329.1	316.2	355.1	342.9	345.6	229.0
Coal mining	54.6	55.2	56.3	56.0	45.8	24.8
Gold & uranium ore mining	72.5	60.5	74.6	66.3	86.6	45.2
Other mining	202.0	200.5	224.1	220.6	213.2	159.0
Total: Manufacturing	401.6	437.7	490.5	563.6	592.5	270.6
Food	14.9	17.3	21.3	24.9	24.8	7.3
Beverages	9.8	10.5	14.0	15.2	16.3	4.5
Tobacco	2.3	2.8	2.7	2.7	3.1	0.8
Textiles	6.2	6.8	8.0	8.6	13.9	5.2
Wearing apparel	3.2	3.4	4.1	4.6	0.5	2.4
Leather & leather products	2.4	2.6	4.6	4.7	4.9	2.5
Footwear	1.7	1.9	2.3	2.6	2.7	1.2
Wood & wood products	3.9	3.9	4.4	5.6	6.4	3.4
Paper & paper products	13.6	12.2	13.8	16.8	18.6	10.6
Printing, publishing & recorded media	1.2	1	1.1	1.2	1.3	0.6
Coke & refined petroleum products	13.8	18.7	17.5	21.3	17.6	17.7
Basic chemicals	38.2	41.2	45.9	50.7	53.0	26.5

	Year ended December 31,
	Rand (billion)
Other chemicals	6.0	8.3	8.6	11.1	12.6	5.7
Rubber products	5	5.4	5.6	5.8	5.7	2.9
Plastic products	10.1	12.8	14	16.9	15.2	8.2
Glass & glass products	3.6	3.9	4.5	5.1	5.7	3.2
Non-metallic minerals	8.4	10.1	11.8	13.6	13.4	8.4
Basic iron & steel	71.1	71.5	76.3	92.6	84.1	47.3
Basic non-ferrous metals	26.6	24.3	31.8	32.7	35.0	18.4
Metal products excluding machinery	2.8	3.1	3.3	3.6	3.4	1.5
Machinery & equipment	50.9	55.6	59.7	64.6	65.9	34.5
Electrical machinery	15.83	17.10	19.60	23.46	24.22	12.07
Television, radio & communication equipment	0.3	0.3	0.4	0.4	0.4	0.2
Professional & scientific equipment	8.5	8.6	9.8	13.1	13.7	6.5
Motor vehicles, parts & accessories	62.7	71.9	78.3	93.9	115.7	64.9
Other transport equipment	5.5	5.8	6.6	7.5	8.8	4.7
Furniture	5.5	5.2	5.4	5.6	5.7	2.6
Other industries	1.2	1.8	2.4	2.7	3.3	1.8
Electricity, gas & steam
Undefined	0.7	1.1	1.2	2.2	3.6	2.7

Imports
Total merchandise imports	746.2	854.6	997.6	1083.1	1088.3	543.9
Agriculture, forestry & fishing	31.2	37.1	37.8	40.5	46.5	29.7
Total: Mining	12.0	12.3	15.5	15.8	12.7	8.4
Coal mining	1.9	1.2	2.8	2.9	2.6	1.1
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	10.2	11.1	12.6	12.9	10.0	7.2
Total: Manufacturing	703.0	805.1	944.3	1026.8	1029.1	505.8
Food	14.8	18.4	21.5	21.4	23.3	11.5
Beverages	4.7	5.4	6.3	5.9	6.2	2.7
Tobacco	1.52	1.59	1.46	2.11	2.38	1.70
Textiles	11.8	12.6	14.7	16.2	18.3	9.6
Wearing apparel	13.0	13.7	17.0	18.7	22.1	12.4
Leather & leather products	2.7	3.0	3.7	4.2	4.6	2.0
Footwear	7.9	9.4	10.9	11.7	13.4	7.3
Wood & wood products	3.1	3.5	4.0	4.5	5.0	2.8
Paper & paper products	8.3	9.1	11.1	12.6	13.7	7.1
Printing, publishing & recorded media	2.2	2.8	3.1	2.9	2.8	1.5
Coke & refined petroleum products	150.87	184.71	210.30	246.89	164.96	63.79
Basic chemicals	59.0	66.6	77.4	83.9	93.1	46.2
Other chemicals	11.1	13.5	16.1	18.5	19.8	9.4
Rubber products	10.9	12.2	14.0	14.4	14.5	7.5

	Year ended December 31,
	Rand (billion)
Plastic products	17.7	20.2	24.3	27.8	30.4	16.0
Glass & glass products	8.2	8.6	10.1	11.4	12.7	7.1
Non-metallic minerals	4.1	4.0	4.2	5.5	5.6	2.9
Basic iron & steel	20.6	22.0	30.0	27.3	30.5	14.8
Basic non-ferrous metals	9.2	11.2	12.2	14.4	20.5	11.1
Metal products excluding machinery	5.7	6.5	7.6	8.2	9.2	4.7
Machinery & equipment	156.0	177.6	202.9	214.6	230.3	123.7
Electrical machinery	68.9	74.4	101.5	104.9	121.5	61.5
Television, radio & communication equipment	1.8	1.8	2.7	2.3	2.6	1.4
Professional & scientific equipment	17.4	18.8	22.4	24.3	26.9	14.5
Motor vehicles, parts & accessories	66.1	76.3	88.5	88.9	91.4	41.9
Other transport equipment	13.6	12.5	9.3	14.0	21.9	10.3
Furniture	5.5	6.7	7.8	8.3	9.9	4.9
Other industries	5.8	7.4	8.3	9.8	10.1	4.6
Undefined	0.5	0.6	0.7	1.1	1.4	0.9

Note:

(1)                                 To June 30, 2016.

Source: Quantec.

Exports

South Africa’s exports to developed economies still consists mainly of mineral products, chemical products and base metals while the composition of exports to Africa consists mainly machinery and appliances, vehicles and parts and other manufactured goods. Since 2012, the fastest growing markets for South African exports have been Africa and Asia, with exports to these two continents accounting for almost 60% of total exports.

In the first half of 2016, the value of exports improved by 11% compared with the same period in 2015, with the main drivers of this improvement being agricultural products (26%), wood pulp and paper products (28%), precious metals (23%) and vehicles, aircrafts and vessels (19%). Gold and platinum group metals have been doing particularly well in the wake of the British referendum to leave the EU, with gold being bought as a safe haven metal and PGM’s generally outperforming other metals.

Improving economic prospects in advanced economies combined with sustained weakness in the Rand underpinned domestic exports, despite declining commodity prices and a slowdown in emerging market economies. Furthermore, trade and financial links with sub-Saharan Africa continue to grow, providing opportunities for South African firms to expand into the continent. The uneven global recovery as well as structural changes across economies meant that South Africa has had to diversify its export basket over time in order to help reduce its external vulnerabilities while at the same time taking advantages of the opportunities presented by economies growing at a faster pace.

Export performance in the first half of 2016 largely reflected global economic trends. The first six months of 2016 saw a 2 percentage point decline in exports to Africa compared to the same period in 2015, reflecting the deteriorating economic conditions in the region. Exports to the US grew by 12% and to the EU by 23% due to positive consumer spending prior to the British referendum to leave the EU and an upbeat American economy.

More than 50% of overall exported vehicle products were destined for Europe, while Asia was the recipient of over 41% of precious metal exports. The volume of new vehicle exports is expected to improve further in 2016 and 2017, which will positively reinforce the current account balance. Exports to China were weighed down by decreased demand for minerals and metal products.

Asia remains the largest recipient of South Africa’s goods, accounting for 29% of total exports in the six months to June 2016, marginally higher than Africa’s share of 27%. Exports to Asia totaled R159.9 billion while those to Africa totaled R150.5 billion in the year to June. Exports to these two regions have over time outpaced exports to the EU, which now account for only 25% of South Africa’s total exports from 43% in the mid-1990s. BRIC members also account for a significant share of South Africa’s exports, with 14% of exports destined for these economies in the first six months of 2016. The US accounts for 7% of total domestic exports, also depicting a declining trend.

Imports

Import volumes dropped by 3% in the first six months of 2016 compared to the same period in 2015 reflecting weaker domestic demand, while the value rose by 4% reflecting the weak exchange rate. Imports for all categories, except for vehicles and mineral products increased. The effects of the drought were seen in the 40% increase in agricultural product, particularly vegetables which increased by 60%.

Approximately 43% of South African imports are from Asia, principally reflecting mineral imports. From Europe and America, South Africa mainly imports capital goods and the share of imports are 33% and 43%, respectively. These figures have remained relatively stable for the first six months of 2015 and 2016.

Current Account Deficit

South Africa’s current account deficit improved from 5.4% of GDP in 2014 to 4.4% in 2015. The improvement reflects the narrowing of the trade balance as a result of a rise in the value of exported goods which rose at a faster pace than merchandise imports. Over the same period, the shortfall on the services, income and current transfer account widened slightly. The current account improved further in the first half of 2016 to 4.2% of GDP, largely as a result of a turnaround in the trade balance from a deficit to a surplus in the second quarter.

South Africa’s Commitment to the WTO

South Africa is a founding member of the General Agreement of Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, while at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the US.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa has a number of free trade agreements with African countries. These include Botswana, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which, among other things, allows for preferential trading access to Zimbabwe. It is anticipated that the Tripartite Free Trade Agreement between the SADC, COMESA and EAC will help to facilitate market access and increased trade within the continent.

South Africa also has an agreement with the EU to export most of its goods duty free under the Trade Development and Cooperation Agreement and is in the process of negotiating a new trade agreement and a new economic partnership agreement. China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Geographic Distribution of Trade

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2011	2012	2013	2014	2015	2016(1)
	(Rand billions)
Exports
China	85.3	81.1	109.4	94.7	92.5	46.6
Not allocated	79.7	76.8	67.1	54.7	88.4	52.4
US	59.6	61.6	65.3	67.5	76.5	40.4
Japan	55.3	44.3	52.9	52.9	50.1	23.3
Germany	43.2	38.0	42.0	48.7	66.8	42.5
India	24.3	30.1	28.0	40.8	40.8	23.3
UK	28.7	27.1	31.7	36.9	41.2	24.6
Netherlands	21.5	24.7	30.0	31.5	24.4	12.7
Zambia	16.2	20.1	24.6	27.0	26.9	13.6
Zimbabwe	17.1	18.9	22.3	23.7	23.9	13.1
Mozambique	17.2	18.9	26.6	31.0	27.8	13.6
Imports
China	103.1	120.1	154.5	167.6	199.4	96.7
Germany	77.3	84.0	103.2	108.6	122.3	66.8
Saudi Arabia	32.3	64.6	77.4	77.3	33.6	17.8
US	58.4	61.2	63.4	71.4	76.2	37.6
Japan	34.5	37.9	39.3	41.0	39.9	18.7
India	29.2	37.6	51.9	49.4	53.7	21.8
Nigeria	22.7	30.5	35.0	55.7	38.5	14.2
UK	29.1	28.9	32.8	35.4	35.0	16.3
Angola	11.5	23.0	18.9	21.8	17.1	9.0
Thailand	16.5	22.2	26.6	25.8	26.3	16.4
Italy	19.6	21.1	25.9	28.6	28.3	14.1

Note:

(1)                                 Through September 30, 2016.

Source: Quantec.

Balance of Payments (1)

The following table sets forth the balance of payments for South Africa for the periods indicated.

	For the year ended December 31					For the six months ended June 30
	2011	2012	2013	2014	2015	2016
	(Rand millions)
Current account
Merchandise exports (f.o.b.)(2)	719,552	751,332	868,021	943,373	973,776	516,949
Net gold exports(3)	75,298	71,050	63,887	62,655	67,662	25,903
Service receipts	126,185	144,789	162,183	182,814	191,656	105,802
Income receipts	38,118	48,501	64,441	82,235	98,016	41,734
Less: Merchandise imports (f.o.b)(2)	745,637	859,172	1,003,604	1,069,711	1,075,850	541,138
Less: Payments for services	150,929	155,243	174,162	184,828	197,643	107,389
Less: Income payments	115,449	136,837	157,229	183,779	198,382	108,408
Current transfers (net receipts (+))(4)	-14,199	-31,369	-30,666	-34,448	-33,533	-15,491
Balance on current account	-67,061	-166,949	-208,129	-201,129	-174,298	-82,038
Capital transfer account (net receipts (+))	241	239	243	236	243	118

						For the six months ended June
	2011	2012	2013	2014	2015	2016
Financial account
Net direct investment (Inflow (+)/outflow (-))(4)	32,673	12,900	15,942	-20,607	-45,632	-8,368
Net incurrence of liabilities(5)	30,808	37,428	80,138	62,627	22,614	19,671
Net acquisition of financial assets(6)	1,865	-24,528	-64,196	-83,234	-68,246	-28,039
Net portfolio investment (Inflow (+)/outflow (-))	32,625	84,098	57,978	49,132	55,347	52,060
Net incurrence of liabilities	86,394	117,706	69,490	73,386	105,455	46,492
Equity and investment fund shares	-26,577	-5,239	8,377	26,826	89,824	-9,314
Debt securities	112,971	122,945	61,113	46,560	15,631	55,806
Net acquisition of financial assets	-53,769	-33,608	-11,512	-24,254	-50,108	5,568
Equity and investment fund shares	-37,290	-21,015	-10,578	-14,721	-30,384	3,340
Debt securities	-16,479	-12,593	-934	-9,533	-19,724	2,228
Net financial derivatives (Inflow (+)/outflow (-))	13,139	14,378	7,478	16,409	4,882	-10,181
Net incurrence of liabilities	-245,062	-213,869	-188,354	-194,842	-320,856	-253,035
Net acquisition of financial assets	258,201	228,247	195,832	211,251	325,738	242,854
Net other investment (Inflow (+)/outflow (-))	20,162	70,824	53,663	121,821	118,593	-2,106
Liabilities	34,040	69,735	50,412	148,133	69,780	-18,686
Assets	-13,878	1,089	3,251	-26,312	48,813	16,580
Reserve assets (Increase (-)/decrease (+))(7)	-32,703	-8,955	-4,658	-16,602	9,071	5,404
Balance on financial account	65,896	173,245	130,403	150,153	142,261	36,809
Memo item: Balance on financial account excluding reserve assets	98,599	182,200	135,061	166,755	133,190	31,405
Unrecorded transactions(8)	924	6,535	77,483	51,298	31,794	45,111
Memo item: Balance on financial account excluding reserve assets including unrecorded transactions	99,523	175,665	212,544	218,053	164,984	76,516

Notes:

(1)                                 Data for the previous four years are preliminary and subject to revision.

(2)                                 Published customs figures adjusted for balance-of-payments purposes.

(3)                                 Commodity gold. Before 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.

(4)                                 A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign. A net acquisition of assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of assets (inflow of capital) is indicated by a positive (+) sign.

(5)                                 Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(6)                                 Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(7)                                 Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

(8)                                 Transactions on the current, capital transfer and financial accounts.

Source: SARB.

Current Account

South Africa’s trade patterns and volumes changed notably during the past decade. These changes were brought about by, among other factors, uneven growth performance of the country’s most important trading-partner countries in the aftermath of the most recent recession, substantial infrastructure development projects and a number of trade agreements concluded to promote international trade.

Notwithstanding various policy measures to enhance external competitiveness, to promote trade, and to raise the country’s growth performance, the South African economy has become more dependent on surplus saving from the rest of the world to finance the much-needed increase in gross fixed capital formation. The country’s import penetration ratio (i.e., the extent to which the country relies on merchandise imports to satisfy domestic expenditure) increased sharply between 2003 and 2008 before receding temporarily in 2009. Subsequently, this ratio regained its upward momentum and reached the peak in 2015 before declining in the first half of 2016.

Owing to stronger growth in import volumes surpassing that of merchandise exports, the trade balance switched from a surplus in 2003 to a deficit in subsequent years up to 2008. The trade balance temporarily switched back to a surplus from 2009 to 2011 due to lower domestic demand before moving into a deficit in 2012 and the subsequent years. During this period, the relatively slower growth in the volume of merchandise exports was partly countered by favorable terms of trade, which trended upward from 2001 to 2011. Since 2012, however, the terms of trade have been weakening before improving in 2015. The improvement was however short lived as the terms of trade deteriorated in the first half of 2016.

The value of merchandise exports advanced steadily from 2003 up to the first half of 2016 with a brief interruption in 2009. The increase in export proceeds could largely be attributed to higher Rand prices of merchandise exports along with a slower increase in export volumes over the period. Notwithstanding the dwindling volume of net gold exports, domestic gold producers benefited from a surge in the international price of gold since 2006. Further to demand and supply conditions, the price of gold benefited during the past few years from the on-going uncertainty in global financial markets, as well as geopolitical tensions. The price of gold on the London market, which averaged US$310 per fine ounce in 2002, rose steadily to US$1,668 per fine ounce in 2012. The US dollar international price of gold has however been declining since then and has recorded an average US$1,160 per fine ounce in 2015 before rebounding in the first half of 2016 to US$1,219. In Rand terms, the price of gold advanced for the most part at an even faster pace due to the depreciation in the exchange value of the Rand over the period, declining marginally in 2013 before increasing slightly again in 2014 and 2015. The Rand price of gold increased even further in the first half of 2016 to R18,784 buoyed by the recovery in the US dollar price of the metal coupled with a weaker external value of the Rand.

Owing mainly to strong domestic demand, the value of merchandise imports increased at a steady pace during the period of 2010 to the first half of 2016 after having contracted by no less than 24.5% in 2009. Although manufactured goods remained the largest component of merchandise imports in value terms, it declined as a ratio of total merchandise imports, from 73.9% in 2003 to roughly 67% in 2012 and the subsequent two years. The ratio has however picked up in 2015 to 73.5%. The three main subcategories of manufactured imports, which jointly account for roughly 75% of the total import value of manufactured goods, are machinery and electrical equipment, vehicles and transport equipment, and chemical products.

The deficit on the services, income and current transfer account of the balance of payments widened marginally by 1.4% in 2015. However, despite this small deterioration in absolute terms, the annual shortfall on the account improved somewhat from 3.6% of GDP in 2014 to 3.5% of GDP in 2015. When compared with the annual shortfall of 2015 as a whole, the deficit during the first half of 2016 escalated noticeably by about 22% during the first half of 2016 culminating in about 4% of GDP.

Gross dividend receipts continued to escalate, increasing by almost 23% in 2015. However, the pace of escalation was slower than the growth of 35% observed in 2014. Similarly, gross dividend payments grew at a decelerated pace, registering a 5% growth in 2015 compared to a 19% growth in 2014. The strong growth in dividend receipts has therefore assisted in moderating the deficit of the services, income and current transfer account during 2014 and 2015. However, gross dividend receipts waned further during the first half of 2016. This was aggravated further by an increase in gross dividend payments contributing to the widening of the deficit during the first half of 2016.

Regardless of the depreciating Rand, spending by foreign travelers in South Africa was somehow confined during 2015, growing by less than 4% for the year 2015. This compares with an increase of almost 14% for 2014 as a whole. Gross travel receipts recuperated noticeably in the first half of 2016 when compared to the corresponding period in 2015 and the second half of 2015. This development contained the deficit from escalating further during the first half of 2016.

In addition, an improvement of about 9% in net current transfer payments to the rest of the world in the first half of 2016 also cushioned the account from deteriorating further. Net current transfer payments declined particularly due to a reduction in the estimated amounts payable to South Africa’s partner countries in the Southern African Customs Union (SACU) during the 2016/17 fiscal year. This was mainly as a result of lower import duties collected in an earlier year.

Financial Account

Sentiment in global financial markets in 2011 and the first half of 2012 was dominated by uncertainty about the outcome of the sovereign debt crisis in the Eurozone. Furthermore, the second half of 2011 was characterized by the downgrading of the sovereign debt of the US, Japan and Italy, and negotiations about the bailout of, and adherence to austerity measures by, some peripheral countries in the Eurozone. Simultaneously, the banking system in Europe continued to remain fragile, inhibiting liquidity and restricting bank lending to the real economy. As a result, capital flows from advanced economies to emerging-market economies shrank considerably in the second half of 2011. In addition, tension in the Middle East and the subsequent rise in international crude oil prices raised concerns about the prospects for global economic growth. The annual cumulative capital inflows into South Africa were higher in 2011 than those recorded in 2010 as a whole. The total financial flows amounted to R131.2 billion in 2011. In the first half of 2012, the inflows on the financial account including unrecorded transactions amounted to R98.5 billion despite the downgrading of the sovereign debt of six European countries and certain Spanish banks in May.

The South African economy continued to attract foreign capital inflows during the first half of 2013. Including unrecorded transactions, the net inward movement of capital amounted to R94.9 billion in the first half of 2013. This sizeable inflow of foreign capital occurred mainly in the first quarter against the backdrop of interest rate differentials with the mature economies which continued to favor South Africa. When the U.S. Federal Reserve indicated in the second quarter of 2013 that it could start tapering its accommodative monetary policy measures by slowing asset purchases towards the end of the year, it negatively influenced capital flows into emerging-market debt securities. The negative sentiment among foreign investors partly arose from uncertainty regarding the pace at which monetary stimulus measures would be reduced as well as the extent to which these policy actions could weaken growth in emerging-market economies. Net capital inflows into South Africa slowed in the second quarter of 2013 as a result of lower-than-expected first-quarter economic growth data, exchange-rate volatility and a decline in commodity prices.

Since the commencement of the tapering of bond purchases by the Federal Reserve in late 2013, a number of emerging-market economies, including South Africa, experienced heightened volatility in financial and foreign-exchange markets as international investors reconsidered their exposure to assets in these markets. In addition, international credit rating agencies downgraded the sovereign credit rating of the long-term foreign currency-denominated debt of some emerging market economies in the first half of 2014. Notwithstanding these developments, the financial account of South Africa’s balance of payments proved to be fairly resilient, recording a net inflow of foreign capital to the value of R43.2 billion in the second quarter of 2014, a magnitude almost similar to that recorded in the first quarter.

Global financial markets continued to be volatile in the second quarter of 2015, affected by various factors and characterized by phases of alternating ‘risk-off’ and ‘risk-on’ trading sprees. Among the factors influencing sentiment were the continued strengthening of the US economy along with expectations of an imminent interest rate increase in the second half of 2015, the intensifying Greek debt crisis, the slump in the Chinese stock market as well as the further weakening of commodity prices. Domestically, relatively sluggish economic growth in the first half of 2015 amid on-going electricity-supply disruptions and other structural impediments dampened international investors’ sentiment towards acquiring domestic financial assets. After having registered a capital inflow of R33.1 billion in the first quarter of 2015, the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) recorded a much smaller inflow of R3.6 billion in the second quarter. A significant outflow of capital was evident in the other investment category, despite the continuing injection of liquidity in Europe and Japan. However, on a net basis, direct and especially portfolio investment registered capital inflows in the second quarter of 2015.

On an annual basis, overall capital inflow amounted to R142.3 billion (or 3.6% of GDP) in 2015, somewhat less than the R150.1 billion (or 4.0% of GDP) recorded in 2014. Inward foreign direct investment decreased from R62.6 billion in 2014 to R22.6 billion in 2015. Cumulatively, inward foreign portfolio investment increased from R73.3 billion in 2014 to R105.6 billion in 2015.  Other inward foreign investment decreased from R148.1 billion in 2014 to R69.8 billion in 2015.

During the same period, outward foreign direct investment flows decreased from R83.2 billion in 2014 to R68.3 billion in 2015. Outward foreign portfolio investment increased from R24.2 billion in 2014 to R50.1 billion in 2015. Outward foreign portfolio investment changed from an outflow of R26.3 billion in 2014 to an inflow of R48.8 billion in 2015.

The South African economy continued to attract inward foreign investment on a net basis in the second quarter of 2016, albeit at a slower pace than in the first quarter. The net inflow of capital on the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) shrank from R31.7 billion in the first quarter of 2016 to R5.1 billion in the second quarter. On a net basis, the categories for direct and portfolio investment recorded capital inflows in the second quarter while other investment registered capital outflows. Capital inflows over the period were supported by indications of a possible delay in the tightening of monetary policy in the US and the relatively high return offered on domestic debt securities. Global financial markets experienced some turbulence towards the end of June 2016 following the Brexit announcement. Some aversion towards risky financial assets, declines in the prices of UK-linked equities and the depreciation of emerging-market currencies were noted during the last week of June. Despite the subsequent apparent return to calmness in global financial markets, uncertainty around the British exit plan is expected to remain a concern during the next two years. Unease lingers among large recipients of foreign direct investment and other capital funding from the UK.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Financial account (1)

						For the six months ended June
Rand (million)	2011	2012	2013	2014	2015	2016
Net incurrence of liabilities(2)
Direct investment(3)	30,808	37,428	80,138	62,627	22,614	19,671
Public corporations	0	0	0	0	0	0
Banking sector	-305	1,970	20,160	1,121	3,277	-12514
Private sector	31,113	35,458	59,978	61,506	19,337	32,185
Portfolio investment	86,394	117,706	69,490	73,386	105,455	46,492
Monetary authorities	0	0	0	0	0	0
Public authorities	86,337	118,611	61,489	51,563	3,287	73,224
Public corporations	24,323	8,906	8,320	2,613	15,704	-10,753
Banking sector	-2,627	-4,221	2,979	6,947	920	-6,854
Private sector	-21,639	-5,590	-3,298	12,263	85,544	-9,125
Financial derivatives	-245,062	-213,869	-188,354	-194,842	-320,856	-253,035
Banking sector	-245,062	-213,869	-188,354	-194,842	-320,856	-253,035
Other investment	34,040	69,735	50,412	148,133	69,780	-18,686
Monetary authorities(4)	549	1,646	953	4,483	-1,606	1,881
Public authorities	-2,929	-3,646	-1,763	-4,210	-3,925	-1,855
Public corporations	16,647	20,004	12,765	17,836	18,984	16,231
Banking sector	1,355	45,060	16,964	123,106	29,680	-23,940
Private sector	18,418	6,671	21,493	6,918	26,647 6,653	-11,003
Special Drawing Rights	0	0	0	0	0	0
Net acquisition of financial assets(5)
Direct investment(6)	1,865	-24,528	-64,196	-83,234	-68,246	-28,039
Public corporations	-131	0	-110	0	0	0
Banking sector	-164	-117	28	11	18	0
Private sector	2,160	-24,411	-64,114	-83,245	-68,264	-28,039
Portfolio investment	-53,769	-33,608	-11,512	-24,254	-50,108	5,568
Public corporations	0	0	0	0	0	0
Banking sector	4,294	-245	13,608	4,697	-16,313	15,173
Private sector	-58,063	-33,363	-25,120	-28,951	-33,795	-9,605
Financial derivatives	258,201	228,247	195,832	211,251	325,738	242,485
Banking sector	258,201	228,247	195,832	211,251	325,738	242,854
Other investment	-13,878	1,089	3,251	-26,312	48,813	16,580
Monetary authorities(7)	6	0	0	0	0	0
Public authorities	1,981	1,659	0	0	0	0
Public corporations	-2,425	-187	-3,895	1,802	-2,182	-331
Banking sector	-5,081	9,832	14,216	-15,850	70,031	10,206
Private sector	-8,359	-10,215	-7,070	-12,264	-19,036	6,705
Reserve assets(8)	-32,703	-8,955	-4,658	-16,602	9,071	5,404

Notes:

(1)         Identified capital movements.

(2)         A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign.

(3)         Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(4)         These transactions comprise the liabilities of the South African Reserve Bank and the Corporation for Public Deposits.

(5)         A net acquisition of financial assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of financial assets (inflow of capital) is indicated by a positive (+) sign.

(6)         Investment by South African residents in undertakings abroad in which they individually or collectively in the case of affiliated organizations or persons have at least 10% of the voting rights.

(7)         Including the long-term assets of the South African Reserve Bank and the Corporation for Public Deposits.

(8)         Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data beyond 2014 is not yet available.

Foreign Direct Investment

	2010	2011	2012	2013	2014
	Rand (million)
South African foreign direct investment
Europe	229,767	368,858	429,369	495,681	602,615
Africa	126,776	185,518	200,407	232,292	298,255
Americas	48,994	72,082	84,249	103,572	128,716
Asia	122,242	127,313	200,619	478,849	590,681
Oceania	24,153	36,475	35,586	39,359	70,804
Other	138	27	27	102	18
Total	552,070	790,273	950,257	1,349,855	1,691,089
Foreign direct investment in South Africa
Europe	762,690	929,414	1,085,479	1,252,027	1,246,913
Americas	121,603	115,807	132,882	135,534	150,947
Asia	929,414	1,015,324	115,919	143,558	137,954
Africa	115,807	129,522	42,670	45,575	53,370
Oceania	99,572	98,119	12,602	18,371	18,835
Other	202	469	470	695	633
Total	1,190,799	1,297,901	1,390,022	1,595,760	1,608,652

Source: SARB.

In 2016, South Africa’s total outstanding foreign debt increased further from US$129.3 billion at the end of the first quarter to US$132.4 billion at the end of the second quarter. The further increase of foreign debt in the second quarter of 2016 can be ascribed to a rise in Rand-denominated debt while foreign currency-denominated debt declined for a second consecutive quarter.

South Africa’s gross external debt, expressed in rand terms, increased from R1,924 billion to R1,955 billion over the same period.

Foreign currency-denominated external debt declined for a second consecutive quarter from US$67.6 billion at the end of the first quarter of 2016 to US$66.9 billion at the end of the second quarter. The decrease in foreign currency-denominated external debt was mainly driven by redemptions of international issued debt securities as well as long-term loan repayments by the domestic banking sector.

Rand-denominated external debt, expressed in US dollars, increased for the second consecutive quarter to US$65.5 billion at the end of the second quarter of 2016. The increase in Rand-denominated debt expressed in US dollars resulted from further net purchases by non-residents of domestic government bonds and, to a lesser extent, the rise of short-and long-term debt obligations of the private non-banking sector.  The ratio of Rand-denominated debt to total external debt increased significantly from 47.7% at the end of March 2016 to 49.5% at the end of June 2016 nearing the 50% mark last breached in September 2015.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,					As of June 30,
	2011	2012	2013	2014	2015	2016
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	62,014	76,482	94,584	95,040	119,470	117,850
Monetary sector(3)	80,595	117,323	126,772	212,425	310,550	248,116
Non-monetary private sector	133,916	134,045	191,513	210,377	286,784	289,953
Bearer bonds and notes	169,883	185,330	227,710	262,833	362,771	331,923
Long-term loans	—	—	—	—	—	—
Total foreign-currency-denominated debt	446,408	513,180	640,579	780,675	1,079,575	987,841

Notes: —

(1)         Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)         Valued at middle-market exchange rates as of the end of period.

(3)         Including lending to other sectors.

Source: SARB.

Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market- determined exchange rate that applies to both current and capital transactions between residents and non-residents.

In 2012 and 2013, the currencies of most emerging-market economies were adversely affected by the uncertainty emanating from unresolved economic issues in the Eurozone countries, and the unsatisfactory and partial solution to the reduction of the fiscal deficit in the US. Over and above these factors, lower international prices of some key export commodities, concerns about the sustainability of the financing of South Africa’s current-account deficit and on-going tension in the domestic labor market have put further pressure on the domestic currency which, in the first quarter of 2013, declined, on balance, by 5.7% against a basket of trading-partner currencies.

Investor sentiment towards emerging-market economies and in particular South Africa improved somewhat towards the end of the first quarter of 2014 as some previously pressing issues changed nature and lowered the perceived risks associated with emerging-market assets. A large part of the second quarter of 2014 was marked by a strengthening in the currencies of many emerging-market economies amid apparent more stable global financial markets and indications that the Chinese authorities are committed to boosting economic activity in China. The on-going efforts to boost the economic recovery in the euro area in the second quarter of 2014 furthermore buoyed the currencies of many emerging-market economies over the period. In July and August 2014, however, the Rand regained some vigor against major currencies supported by a rise in the policy rate, the announcement of the end of the strike in the manufacturing sector and the weaker-than-expected economic data from the US.

The nominal effective exchange rate of the Rand increased, on balance, by 2.5% in the first quarter of 2016 compared with a decline more than 10% in the fourth quarter of 2015. While the trade-weighted value Rand declined somewhat in early January 2016, it subsequently strengthened more forcefully to the end of March 2016. Although the South African Rand appreciated against most major currencies over the period, it appreciated notably strong against the British pound on concerns about Britain’s possible exit from the European Union. Supporting the Rand during the first quarter of 2016 were expectations of a more moderate tightening of US interest rates in the medium-term as well as a slight recovery in the prices of gold and platinum. The external value of the Rand on balance strengthened slightly further in the second quarter of 2016, appreciating by 0.8% against the US dollar and by 2.1% on a trade-weighted basis. In April 2016, the trade-weighted exchange rate of the Rand increased, on balance, by 4.0% supported by a weaker US dollar. It depreciated markedly by 8.3% in May 2016 as hawkish comments made by some US Federal Reserve officials revived expectations of an early US interest rate increase. On a trade-weighted basis the exchange value of the Rand increased by 7.7% from the end of May to June 23, 2016, buoyed by the confirmation of South Africa’s investment grade credit rating by credit rating agencies. However, in the three days following the surprise outcome of the British vote to leave the European Union, the exchange rate of the Rand depreciated by 2.8% on renewed risk aversion amid heightened uncertainty in the global financial markets. Overall, the domestic currency appreciated, on balance, by 7.1% from the end of May 2016 to the end of June 2016.

The South African Rand strengthened further in the third quarter, appreciating on balance, by 5.7% against the US dollar and by 5.6% on a trade-weighted basis. The local currency appreciated substantially against the British pound in the aftermath of the British vote to leave the European Union. In July 2016, the exchange value of the Rand appreciated, on balance, by 4.3% against the US dollar and by 4.6% on trade-weighted basis as expectations of monetary support from major central banks increased following the British vote to exit the European Union. The local currency lost ground in August 2016, depreciating by 1.9% against the US dollar as the public dispute between the Minister of Finance and the Hawks lingered. In September 2016, The South African Rand recovered lost ground, appreciating by 3.2% on trade-weighted basis. Supporting the Rand was investors’ search for higher yield amid expectations that interest rates in advanced economies will remain low for long. Local political risks heightened in October 2016 after the Minister of Finance was summoned to appear in court. As a result of which, the South African Rand depreciated against most currencies.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per Dollar.

Rand

(against the US Dollar)

Year	Low	High	Average	Period End
2010	6.6224	7.9704	7.3222	6.6224
2011	6.5962	8.5423	7.2531	8.1319
2012	7.4777	8.9432	8.2099	8.4838
2013	8.4478	10.4849	9.6502	10.4675
2014	10.2815	11.7415	10.8444	11.5719
2015	11.2955	15.5742	12.7507	15.5742
January 2016	15.6087	16.8927	16.3801	16.0981
February 2016	15.2324	16.1954	15.7694	16.1410
March 2016	14.8820	16.0393	15.4224	14.8820
April 2016	14.2182	15.1790	14.6322	14.2182
May 2016	14.2811	15.8446	15.3563	15.8249
June 2016	14.5034	15.6539	15.0564	14.7626
July 2016	14.1532	14.8785	14.4232	14.1532
August 2016	13.2747	14.4331	13.7349	14.4331
September 2016	13.4092	14.6663	14.0370	13.9679

Source: SARB.

Change in Reserves

South Africa’s overall balance-of-payments position was in surplus in the amount of R9 billion in 2012, before declining to R4.7 billion in 2013. In 2014 the country’s overall balance-of-payments position registered a surplus of R16.6 billion, before swinging to a deficit of R9.1 billion in 2015. The gross gold and other foreign-exchange reserves, measured in US Dollar, decreased to US$49.6 billion at the end of 2013 from US$50.7 billion at the end of 2012, and declined further to US$49.1 billion at the end of 2014. The country’s foreign reserves continued the downward trend in 2015, declining to US$45.8 billion. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R520.2 billion at the end of 2013 to R568.5 billion at the end of 2014, and increased further to R713.9 billion at the end of 2015, on account of the depreciation of the exchange rate of the Rand. The ratio of imports covered by reserves improved, albeit marginally from 4.3 months of import cover at the end of December 2013 to 4.5 months at the end of December 2014, before increasing further to 4.9 months at the end of December 2015.

South Africa’s international reserves decreased by R8.4 billion in the third quarter of 2016, following a decline of R1.2 billion in the second quarter. Measured in US dollar, the value of South Africa’s gross gold and other foreign reserves (i.e., the international reserves of the Bank before accounting for reserve-related liabilities) increased from US$46.4 billion at the end of June 2016 to US$47.2 billion at the end of September 2016 primarily due to foreign currency loans entered into by the Bank. The short-term foreign currency loans were required to facilitate certain transactions by the Bank in the foreign exchange market as part of its operational responsibilities. The level of import cover (i.e., the value of gross international reserves relative to the value of imports of goods and services and income payments) decreased from 5.3 months at the end of March 2016 to 5.4 months at the end of June 2016. South Africa’s international liquidity position, which hovered around US$41 billion since the beginning of the year, increased to US$42.0 billion at the end of September 2016.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	For the year ended December 31,					As of September 30,
	2010	2011	2012	2013	2014	2015	2016
	Rand (million)
SARB gold reserves(1)	37,492	51,076	56,982	50,621	55,887	66,692	73,876
Foreign exchange reserves
SDRs(2)	18,262	22,284	23,873	29,603	32,119	42,157	38,683
Other(3)	234,872	324,459	350,087	439,965	480,518	605,044	542,809
Gross gold and other foreign reserves	290,626	397,819	430,942	520,189	568,524	713,893	655,368

Notes:

(1)                                 Until March 5, 2005 gold reserves were valued at 90% of the last ten London fixing prices preceding end of period. From March 6, 2005, gold reserves are valued at market price taken at 14:30 on each valuation date.

(2)                                 SDRs.

(3)                                 Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances comprise of all finances in the three spheres of government, namely, national, provincial, and local government. Finances in the national and provincial spheres of government consist of all transfer payments from the national government while those in the local government sphere of government consist of transfer payments from national government as well as own revenue.

The Division of Revenue Act (Dora) provides for the equitable division of revenue raised nationally among the national, provincial and local spheres of government and the responsibilities of all three spheres pursuant to such division; and to provide for matters connected therewith. The objects of DORA are to: (a) provide for the equitable division of revenue raised nationally among the three spheres of government; (b) promote predictability and certainty in respect of all allocations to provinces and municipalities, in order that provinces and municipalities may plan their budgets over a multi-year period and thereby promote better coordination between policy, planning and budgeting; and (c) promote transparency and accountability in the resource allocation process by ensuring that all allocations are reflected in the budgets of provinces and municipalities and by ensuring that the expenditure of conditional allocations is reported on by the receiving provincial departments and municipalities. Government finances are presented in two ways, each highlighting key aspects of the budget. The main budget determines national government’s borrowing requirement. It consists of two elements. The first, appropriations by Parliament through budget votes, are mainly for national departments and include transfers to provinces, local government and public entities. The second, direct charges against the National Revenue Fund, include the provincial equitable share and debt-service costs, as well as the salaries of judges and public representatives. The Consolidated Budget provides a fuller picture of government’s contribution to the economy. It takes into account the main budget as well as spending of provinces, social security funds and public entities financed from their own revenue.

Provincial budgets are largely financed by the provincial equitable shares and conditional grants from the main budget. But provinces supplement these funds with their own revenues, such as gambling taxes, hospital fees and sales of goods and services. Also excluded from the consolidation is expenditure by metros and other large municipalities, which is financed from their own revenue, such as property rates and services charges. The Consolidated Government Budget includes 187 public entities. These include large entities such as South African National Roads Agency Limited, the Passenger Rail Agency, the South African Revenue Services and agencies that provide bulk water infrastructure. Public entities receive some transfers from the main budget but are also financed from own revenue. State-owned companies that function as standalone operations largely on a commercial basis, such as Eskom and Transnet, are not included in the consolidated accounts. Social security funds include Unemployment Insurance Fund, compensation funds and the Road Accident Fund. They are financed mainly by statutory levies or contributions but receive some transfers from the main budget.

National, provincial and local governments are responsible for delivering public services. Some of these services are the exclusive responsibility of one level of government, while others – known as concurrent functions – are shared. Nationally raised revenue is divided with the aim of providing for appropriate funding at each level of government – for example by taking into account their service delivery responsibilities and other sources of revenue available to them. In the 2016/17 fiscal year, national government departments are to be allocated 47.7% of available funds after debt costs, and the contingency reserve has been provided for. Provincial government is to be allocated 43.1% of available funds, mainly for education, health and social welfare. Local government is to receive 9.2% of the available funds, primarily for the provision of basic services to low-income households. Most municipalities fund the majority of their spending through charges and taxes.

Between the 2013/14 and 2019/20 fiscal years, there was an allocation of R8.3 trillion for the three spheres of government. National government accounted for R4 trillion (47.9%), provincial government R3.6 trillion (43.1%) and local government R739.7 billion (9%). Equitable share accounted to R371.5 million (50.2%) of the total local government allocation.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, Reconstruction and Development Program (RDP) accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Government Budget includes transfer payments to local governments but does not constitute a consolidation of local government accounts. Municipalities, universities, polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing their own budgets and for ensuring prudent financial management at the provincial level. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government. The National Treasury introduced generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act of 1996 (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

The PFMA regulates the National Government’s financial administration and outlines the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.

As of June 30, 2016, the total balance on borrowing for all municipalities was R60.5 billion. This includes long-term loans of R41.1 billion, short-term non-marketable bonds of R4.4 billion and long-term marketable bonds of R12.8 billion. The balance represents other short-and long-term financing instruments. Private sector banks contributed R37.2 billion (61%) of the total outstanding debt, followed by the Development Bank of Southern Africa at R14.2 billion (23.4%), with the remaining R9.1 billion (15%) from INCA and other institutions. New borrowing constituted R9.8 billion.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis). The largest allocation to municipalities is the “local government equitable share” (LGES) which is allocated through a formula that is primarily based on how many poor households a municipality provides services to. The formula also makes provision for a contribution towards the administration and governance costs of running a municipality. Allocations also take account of the greater ability of some municipalities to cross-subsidize services to their poor households and less funding is allocated to these (relatively wealthy) municipalities. Revisions are under way that take into account varying local circumstances: some municipalities have difficulty identifying which households are eligible for free services or do not yet maintain accurate records of service provision. While census data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

The budgets of the provincial governments are financed through such nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

The 2016 Community Survey (the largest survey between censuses) confirmed that progress continues to be made in extending access to electricity, water, sanitation and refuse removal services. The Government’s aim is to ensure that all citizens receive at least a basic level of amenities. Drawing on international benchmarks, minimum standards of 50kWh of free electricity and 6,000 litters of free water per month per household have been adopted. However, the level of free services provided to poor households varies, depending on local circumstances and municipal capacity. The national budget contributes to the financing of household amenities through the local government equitable share, which is mainly allocated for provision of free basic services. There has been a significant growth in allocations to the local government equitable share in recent years, from R20 billion in 2009/10 to R52.6 billion in 2016/17. Over the Medium Term Expenditure Framework, allocations will increase to R57 billion in 2017/18, R62.7 billion in 2018/19, and R69.3 billion in 2019/20.

The new local government equitable share formula which was implemented in the 2013/14 financial year, also taking into account the 2011 census figures, provides a monthly subsidy of R335 in 2016/17 for every household with a monthly income less than the value of two state old age pensions, which is about 59% of all households. The previous formula for the local government equitable share targeted 47% of households. This threshold is not an official poverty line or a required level to be used by municipalities in their own indigence policies. If municipalities choose to provide fewer households with free basic services than they are funded for through the local government equitable share, then their budget documents should clearly state the reasons for that and whether they consulted with the community on that policy. While census and community survey data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

The 2016 Community Survey shows that rapid population growth and internal migration continue to be defining features of South African demographics. This new data assists in improving the targeting of municipal funding. To account for the growth in households each year, the number of households per municipality is updated annually based on the growth in households reflected in each province in the General Household Survey conducted by Statistics South Africa. The new equitable share formula reflects these changes and makes allocations for free basic services more transparent. Municipalities need to prioritize funding for the provision and maintenance of these services. The funding and provision of infrastructure are also important requirements for continued improvement in basic service delivery. The expansion of infrastructure needed to deliver basic services is funded through conditional grants allocated to municipalities. It is not possible to give households free access to services if the supporting infrastructure — such as water distribution systems — is not in place.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R10.7 billion in fiscal year 2016. The March 2016 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next ten years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R120 billion as of March 31, 2016. It is estimated that the UIF’s financial performance surplus prior to reserving over the next three fiscal years will be R16.8 billion in fiscal year 2017, R19.3 billion in fiscal year 2018 and R21.7 billion in fiscal year 2019.

The projected increase in the operational surplus is mainly attributable to a revision in the estimates for contributions due to an increase in the earnings threshold or ceiling as well as salary increases of contributors. The Unemployment Insurance Amendment Bill, 2015 has been passed by the National Assembly and is envisaged to be law by 2017. The key changes introduced by this Bill includes the extension of the period of payment of benefits to the contributor from eight to 12 months with a flat rate payment after eight months; and allows beneficiaries to claim if they have credits regardless of when they last claimed; extends the period during which dependents may apply for benefits on behalf of a deceased contributor from six to 18 months; extends the period in which a contributor can lodge a claim from six to 12 months and the date of unemployment is deemed to be the date when the claimant applies for benefits.

The UIF is committed to bringing services closer to its client base in all Provinces and provides services at 125 Department of Labour centers with processing functions and 823 visiting points. A priority for the medium term is the recruitment and reallocation of appropriate resources to manage the new decentralized business environment. The UIF added 294,284 new employees to its database, raising the total to 9,047,973 registered employees as at fiscal year 2016. A total of 1,579,728 employers are registered with the UIF as at fiscal year 2016, an increase of 51,904 new employers compared to fiscal year 2015. These employers are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) continues to play a pivotal role in schemes designed to inject funding into job creation and retention. The UIF issued R2.8 billion in placement bonds with the Industrial Development Corporation (IDC) as at the end of fiscal year 2016. The UIF/IDC bond is expected to save and create a combined total of 53,140 UIF paying jobs, in addition to the R1.2 billion committed by the UIF towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn with training and skills development as important elements of this response. The UIF also earmarked R485 million for the Training of 3,258 Unemployed UIF beneficiaries at TVET Colleges and by the Transport Education and Training Authority in order to improve their chances of being reintegrated back into the labor market and to Social Plan Funding. In addition, the Fund trained 657 aspiring entrepreneurs and assisted 41 companies and saved 6,461 jobs with the turnaround solutions program.

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remains financially sound with an accumulated surplus of R21.8 billion as of March 31, 2016. The CF registered 129,123 claims and paid benefits to the value of R1.1 billion and medical claims amounting to R2.6 billion in fiscal year 2016. The CF recorded a 8.3% increase in the number of registered employers at the end of fiscal year 2016 with a decrease in revenue. The decrease in revenue is attributed to a decrease in penalty charges due to employer’s compliance with return of earnings submission timelines as well as the transfer of Class 13 employers (Iron, Steel, Artificial Limbs, Galvanizing, Garages, Metal Industries, etc.) to Rand Mutual Assurance a licensee of COIDA. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the Fund and upgrading its information technology infrastructure. To ensure equity of access to services and to improve the claims turnaround time, the CF has started the decentralization of its services to all nine provinces in fiscal year 2015 and 2016. The Compensation Board reviewed existing benefits in fiscal year 2016, increasing the salary ceiling by 6% from R355,752 to R377,097 per annum; all pensions payable from the Compensation Fund increased by 5%. The maximum monthly earnings level on which all types of disablement is based increased by 6% while the minimum monthly value in respect of free food and quarters increased by 5%.

Road Accident Fund (RAF)

Understanding that there is a need to reform the unlimited liability system of compensation for road accident victims and supported by the reports of the RAF Commission in 2002, the Government set out on a reform path. In 2005, Parliament passed the RAF Amendment Act, which provided for a limited liability scheme to ensure the viability of the Fund. Five years after the promulgation of the RAF Amendment Act, the estimated reduced liability is R12.9 billion. The cabinet approved the strategy for the reform of the RAF in June 2006.

The department of transport is currently working on getting the Road Accident Benefit Scheme Bill to Cabinet for approval to be tabled in Parliament. While the productivity of claims finalized has improved, the RAF continues to receive 188,000 new claims in 2015/16. As a result, outstanding claims fell to 217,182 at March 31, 2016. The accumulated deficit has increased to R145 billion at the end of 2015/16.

South African Social Security Agency (SASSA)

The South African Social Security Agency derives its mandate from the South African Social Security Agency Act (2004). It became functional in 2006, taking over the mandate of administration and payments of grants from the provincial departments. The core business of the agency is to administer and pay social grants to beneficiaries. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves. The agency is also required to develop and implement policies, programs, standard operating procedures and systems for an efficient and effective social assistance benefits administration system.

Social assistance and welfare services have grown rapidly in recent years. About 16.9 million of South Africans received social grants as at the end of September 2016, up from 2.5 million in 1998. This growth is expected to reach 18.1 million South Africans by 2019/20 due to the higher life expectancy and in order to ensure all eligible children younger than two years of age benefit from the grant.

Over the spending period ahead, nearly R13 billion will be added to social assistance budgets to accommodate the increase in beneficiaries and ensure that the value of grants keeps pace with inflation over the MTEF period. Social assistance expenditure will remain stable as a percentage of GDP.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates. South Africa ranked third out of 102 countries in the 2015 release of the Open Budget Index by the International Budget Partnership. The

survey measures the quality of budget transparency, public participation in the budget processes and institutional oversight. South Africa was one of only four countries that performed solidly across all three categories. It was in the top five on measures of transparency and oversight by the legislature and audit institutions, but came out sixth for public participation.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National Council of Provinces before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, among others, a procedure to amend money bills before Parliament. In general, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short-, medium - and long-term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the consolidated budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also around the end of October of each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

MTBPS

The 2016 MTBPS sets out the macroeconomic, fiscal and public-expenditure priorities for the medium term. The 2016 MTBPS illustrates a budget framework that seeks to sustain investment, stabilize public debt and maintain funding towards the social priorities of the National Development Plan as expressed in the MTSF. Expenditure growth is expected to outpace inflation by about 2.1%. The framework builds on the commitments to stabilize debt levels, close the primary balance and improve the effectiveness of spending.

In the 2016 MTBPS, the National Treasury projects consolidated budget revenue for fiscal year 2016 to amount to R1,301 billion, which is R23.3 billion lower than the Budget 2016 estimate. This is as a result of the downward revision in gross tax revenue amounting to R22.8 billion and a combined R5.1 billion reduction in own revenues for provinces, social security funds and selected public entities which offset the upward revisions in non-tax revenue (of R2 billion) and NRF receipts (of R2.5 billion). Taking into account projected underspending, declared unspent money, the 2015 wage settlement agreement with public employees, and the adjusted state debt cost estimate, the revised estimate of total consolidated expenditure in fiscal year 2016 is R1,451.5 billion. In February 2016, an expenditure of R1,463.3 billion was budgeted for fiscal year 2016. The budget deficit of the consolidated Government for fiscal year 2016 is projected to be 3.4% of GDP, against an estimate of 3.2% of GDP in the 2016 Budget. Despite some slippage in the budget deficit projections of 0.3% each in fiscal years 2017 and 2018 compared to the 2016 Budget estimates, the deficit is expected to decline to 2.5% of GDP in fiscal year 2019.

The audited tax revenue outcome of R1.07 trillion for fiscal year 2015 was R11.3 billion lower than the original budget estimate in February 2015 but R0.3 billion higher than the revised 2016 Budget Review estimate. Tax revenue was higher than expected compared to the 2016 Budget target largely as a result of the over-collection of value added tax and corporate income tax, partially offset by the under-performance of personal income tax.

In order to maintain the health of the public finances the Government proposed consolidation measures in the 2016 MTBPS that aim to avoid a sharp contraction in expenditure, continues to prioritize capital investment and stabilizes national debt as a share of GDP. Accordingly, given lower than projected economic growth and revenue collection, the Government proposes reductions to the expenditure ceiling of R10 billion in 2017/18 and R16 billion in 2018/19; as well as tax measures to raise an additional R13 billion in 2017/18. Combined with the proposals announced in the 2016 Budget, this brings the total increase next year to R28 billion. The Government will also propose measures to raise additional revenue of R15 billion in 2018/19.  Main budget expenditure remained within the limits set out for the 2015-2016 fiscal year and the Government is on track to stay within the spending ceiling in the current year. Net debt is expected to stabilize as a share of GDP in 2019/20. Despite some slippage in medium-term budget deficit projections, the deficit is expected to continue to narrow. Government will mitigate fiscal risk by protecting the expenditure ceiling, and limiting the likelihood that contingent liabilities will materialize.

Since last year, the figures for the expenditure ceiling differ slightly from main budget non-interest expenditure, because the ceiling has excluded payments that are directly financed by dedicated revenue flows and others not subject to policy oversight. These include payments for financial assets financed by the sale of financial assets; payment transactions that are linked to the management of debt; direct charges that relate to specific payments made in terms of legislation, such as the skills development levy. Given the weaker economic outlook and downward revisions to the in-year estimates, tax revenue collections for fiscal years 2017 and 2018 were revised downwards compared to the 2016 Budget estimates. Projected revenues from personal income tax and value- added tax have underperformed for the first half of the current fiscal year, and have been revised downwards. Corporate income tax collection has been stronger, mainly driven by higher provisional tax from the mining and quarrying sector. Over the medium term, gross tax revenue collection is projected to continue growing faster than nominal GDP, but by a narrower margin than in the recent past. This is expected to be largely driven by the proposed tax increases of R18 billion in 2016/17; R15 billion each in 2017/18 and 2018/19 announced in the 2016 Budget as well as a further tax increase of R13 billion in 2017/18 announced in the 2016 MTBPS. Over the medium term, government will continue to explore reforms that promote an efficient and progressive tax system, taking into account the recommendations of the Davis Tax Committee. Initiatives already under way include measures to combat base erosion, profit shifting and the misuse of transfer pricing. No specific additional taxes have been implemented as of the date hereof.

Consolidated government expenditure of R1,564 billion is proposed for fiscal year 2017, 7.8% more than the revised expenditure estimate for fiscal year 2016. The Government plans for a contingency reserve of R20 billion in 2019/20 to serve as a buffer against economic and fiscal shocks. Spending priorities over the medium term focus on education and skills development, health, social protection, social and economic infrastructure, and support for job creation. A current surplus of R0.3 billion was achieved in fiscal year 2015, compared to a projected current deficit of R7.1 billion in the 2016 Budget. In fiscal year 2016, a consolidated current surplus of R7.9 billion is expected, and improves to R73.5 billion, or 1.3% of GDP in 2019/20. This means that government will be able to finance part of its capital budget from savings rather than borrowing.

There is a resource allocation of R1,165.2 billion across the three spheres of government in fiscal year 2016. This increases to R1,434.8 billion by fiscal year 2019. The local share of nationally raised revenue grows from 9.0% in fiscal year 2016 to 9.2% by fiscal year 2019, and the provincial share also rises from 43.0% in fiscal year 2016 to 43.3% in 2019/20. The faster growth in allocations to provincial and local government reflects the priority placed on front-line services such as health, education and basic services, as well as the rising cost of these services due to higher wages, and bulk electricity and water costs.

Debt-service costs have fallen from 5.5% of GDP in fiscal year 1998 to 3.4% of GDP in fiscal year 2016. Declining deficits and fiscal surpluses prior to the recession resulted in a particularly pronounced drop in debt-service costs. This created significant fiscal space, enabling the government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas, following the recession, meant additional borrowing was required to cover the slowdown in revenue collections. Over the 2017 MTEF, debt-service costs will average 3.5% of GDP and is the fastest growing area of expenditure. The paying down of debt-service costs will create fiscal space if the economic environment should deteriorate further.

2016 MTEF

The 2016 MTBPS has announced the 2017 MTEF, which sets out the consolidated expenditure framework for fiscal year 2016/17 through to fiscal year 2019/20. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including education, social protection and health services (which take up the largest of planned expenditure). Strong growth over the future spending period can be seen in basic education, post-school education and training, health, social protection, human settlements and municipal infrastructure, and defense, public order and safety.

2016-2017 National Budget and Consolidated Government Budgets

2016-2017 National Budget

In February 2016, the South African Minister of Finance submitted the 2016-2017 National Budget to Parliament. The 2016-2017 National Budget and the three-year MTEF estimates supported the long-term health of the public finances with a series of revenue and expenditure measures to narrow the budget deficit and stabilize debt. These measures included tax increases of R18 billion in 2016/17, and R15 billion each in the subsequent two fiscal years as well as a R25 billion reduction in the spending ceiling for 2017/18 and 2018/19. Further consolidation measures were announced in the 2016 MTBPS, namely an additional tax increase of R13 billion in 2017/18 and expenditure reductions of R10 billion and R16 billion in 2017/18 and 2018/19, respectively. Government continues to prioritize infrastructure investment and social programs that support those citizens most in need as well as contributing to structural changes for sustainable growth in the future which include shifting from a growth path reliant on consumption to one led by investment, making the transition to a less energy-intensive economy, strengthening tradable sectors with significant potential for job creation, and investing in cities to reverse inequitable and inefficient patterns of human settlements.

The 2016-2017 National Budget allocated 52.3% of nationally raised resources to provinces and local government over the medium term. Fiscal constraints meant that transfers to provinces and local government would grow more slowly over the medium term than they have in the past. However, provinces face significant cost pressures due to the above-inflation wage agreement, and municipalities face pressures due to the wage agreement as well as due to the rising costs of bulk water and electricity services that they purchase. Accordingly, provincial and local governments will need to reduce costs and reprioritize in order to improve delivery of basic services.

The 2016-2017 National Budget estimated that total national revenues for fiscal year 2016 will amount to R1,162 billion. National budget expenditures for fiscal year 2016 were estimated at R1,318.3 billion. Consequently, a main budget deficit of R156.3 billion, or 3.6% of GDP, was forecast. The inclusion of extraordinary receipts and payments into the new reporting format means that there is no longer a distinction between the main budget deficit and the borrowing requirement.

2016-2017 Consolidated Government Budget

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance—Background.”

The 2016-2017 consolidated government expenditure was budgeted at R1,463.3 billion for fiscal year 2016. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the provinces and the social security funds, primarily the Unemployment Insurance Fund and Compensation Funds.

The estimated 2016-2017 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.

Education remained the largest category of expenditure, followed by economic affairs and human settlements and municipal infrastructure. Health care expenditure, defense, public order and safety and social protection also remained significant.

The following table sets forth the Consolidated Government Expenditure as set out in the 2016 MTBPS for the periods indicated.

Consolidated government expenditure, 2013 - 2015

	2013		2014		2015
Fiscal year R billion	Outcome	% of Total	Outcome	% of Total	Outcome	% of Total
Current payments	691.9	60.5%	745.4	60.3%	798.9	58.2%
Compensation of employees	408.2	35.7%	437.0	35.3%	472.8	34.4%
Goods and services	174.2	15.2%	187.1	15.1%	190.9	13.9%
Interest and rent on land	109.6	9.6%	121.2	9.8%	135.3	9.9%
of which Debt-service costs	101.2	8.8%	0.0	0.0%	0.0	0.0%
Transfers and subsidies	372.1	32.5%	399.5	32.3%	441.4	32.1%
of which Capital transfers	57.5	5.0%	59.7	4.8%	62.0	4.5%
Provinces and municipalities	89.3	7.8%	95.8	7.7%	108.2	7.9%
Departmental agencies and accounts	20.9	1.8%	24.4	2.0%	26.1	1.9%
Higher education institutions	23.5	2.0%	26.1	2.1%	27.5	2.0%
Foreign governments and international organizations	2.2	0.2%	1.9	0.1%	2.1	0.2%
Public corporations and private enterprises	25.6	2.2%	26.8	2.2%	30.7	2.2%
Non-profit institutions	26.2	2.3%	27.3	2.2%	28.2	2.1%
Households	184.6	16.1%	197.1	15.9%	218.7	15.9%
Payments for capital assets	75.8	6.6%	86.6	7.0%	102.6	7.5%
Buildings and other capital assets	57.5	5.0%	65.1	5.3%	81.0	5.9%
Machinery and equipment	18.2	1.6%	21.4	1.7%	21.6	1.6%
Payments for financial assets	4.2	0.4%	5. 6	0. 5%	30. 3	2. 2%
Consolidated expenditure	1,144.0	100.0%	1,237.1	100.0%	1,373.1	100.0%

Note:

(1)                                 These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Source: National Treasury.

The following table sets forth the Consolidated Government Expenditure as set out in the 2016 MTBPS for the periods indicated. Please note that, while the line items may differ from the 2013-2015Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure by function & economic classification(1), 2013/14 - 2019/20

R billion	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	Average annual growth 2016/17 - 2019/20
	Outcome		Revised		Medium -term estimates
Functional Classification
Agriculture, rural development and land reform	24.4	24.4	25.2	26.3	26.9	28.4	30.3	4.8%
Basic education	185.3	197.3	212.5	228.4	244.8	261.9	280.6	7.1%
Arts, sports, recreation and culture	8.2	8.8	9.5	10.1	11.0	11.2	11.9	5.5%
Basic education	177.1	188.6	203.0	218.3	233.8	250.7	268.8	7.2%
Defense, public order and safety	160.2	169.6	179.1	189.5	197.9	210.7	224.6	5.8%
Defense and state security	44.8	47.3	49.4	52.2	53.7	56.0	59.8	4.7%
Home affairs	6.6	7.1	7.4	8.8	7.3	8.8	9.1	1.0%
Law courts and prisons	34.7	36.9	39.2	41.5	43.8	46.6	49.8	6.2%
Police services	74.1	78.3	83.2	87.0	93.1	99.3	106.0	6.8%
Economic affairs	164.5	174.8	187.2	207.6	216.4	225.8	239.6	4.9%
Economic Infrastructure and Network Regulation	67.2	75.3	76.0	86.8	90.4	94.7	103.1	5.9%
Employment, labor affairs and social security funds	52.8	52.8	62.5	73.7	76.2	78.0	79.0	2.3%
Industrial development and trade	28.6	29.1	28.8	27.9	29.9	32.1	34.4	7.3%
Science, technology, innovation and the environment	15.9	17.6	19.8	19.2	19.9	20.9	23.1	6.2%
General public services	52.1	57.0	88.5	67.8	69.8	73.0	76.4	4.1%
Executive and legislative organs	11.0	11.7	12.7	13.0	13.6	14.5	15.3	5.7%
External affairs and foreign aid	6.7	7.0	10.1	11.6	12.4	12.7	13.2	4.3%
General public administration and fiscal affairs	34.4	38.2	65.8	43.2	43.7	45.9	47.9	3.5%
Health	134.0	144.4	159.8	169.3	184.4	198.9	214.2	8.2%
Human Settlements and Municipal Infrastructure	142.1	156.1	174.5	181.1	197.6	212.1	228.3	8.0%
Post school education and training	49.1	55.0	64.5	68.6	76.6	81.1	89.3	9.2%
Social protection	131.0	143.7	153.0	165.1	180.0	193.3	208.9	8.2%
Allocation by functional classification	1,042.8	1,122.3	1,244.3	1,303.8	1,394.3	1,485.2	1,592.2	6.9%
Contingency reserve	—	—	—	—	6.0	10.0	20.0	—
Debt-service costs	101.2	114.8	128.8	147.7	163.6	180.8	197.2	10.1%
Consolidated expenditure	1,144.0	1,237.1	1,373.1	1,451.5	1,564.0	1,676.0	1,809.4	7.6%

Consolidated Government Expenditure by functional & economic classification(1), 2012/13 - 2018/19 (continued)

R billion	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	Average annual growth 2016/17 -2019/20
	Outcome		Revised		Medium -term estimates
Economic classification
Current payments	691.9	745.4	798.9	874.1	939.9	1,010.1	1,085.3	7.5%
Compensation of employees	408.2	437.0	472.8	515.0	549.4	587.0	629.7	6.9%
Goods and services	174.2	187.1	190.9	204.5	219.7	234.6	249.9	6.9%
Interest and rent on land	109.6	121.2	135.3	154.5	170.7	188.5	205.6	10.0%
of which Debt-service costs	101.2	114.8	128.8	147.7	163.6	180.8	197.2	10.1%
Transfers and subsidies	372.1	399.5	441.4	470.1	508.6	541.7	580.9	7.3%
of which Capital transfers	57.5	59.7	62.0	67.6	71.7	77.4	81.7	6.5%
Provinces and municipalities	89.3	95.8	108.2	113.1	120.3	129.5	142.9	8.1%
Departmental agencies and accounts	20.9	24.4	26.1	24.9	26.9	28.6	29.9	6.4%
Higher education institutions	23.5	26.1	27.5	30.5	37.5	39.7	45.0	13.8%
Foreign governments and international organizations	2.2	1.9	2.1	2.2	2.0	2.1	2.7	7.1%
Public corporations and private enterprises	25.6	26.8	30.7	30.8	34.3	36.9	35.0	4.4%
Non-profit institutions	26.2	27.3	28.2	30.1	31.3	32.7	34.5	4.6%
Households	184.6	197.1	218.7	238.6	256.3	272.3	290.9	6.8%
Payments for capital assets	75.8	86.6	102.6	101.1	104.4	109.2	117.9	5.2%
Buildings and other capital assets	57.5	65.1	81.0	78.7	79.9	83.9	89.2	4.3%
Machinery and equipment	18.2	21.4	21.6	22.5	24.5	25.4	28.7	8.5%
Payments for financial assets	4.2	5.6	30.3	6.2	5.2	5.1	5.3	—
Allocation by economic classification	1,144.0	1,237.1	1,373.1	1,451.5	1,558.0	1,666.0	1,789.4	7.2%
Contingency reserve	—	—	—	—	6.0	10.0	20.0	—
Consolidated expenditure	1,144.0	1,237.1	1,373.1	1,451.5	1,564.0	1,676.0	1,809.4	7.6%

Note:

(1)                                 Consisting of national, provincial, social security funds and public entities.

Source: National Treasury.

Taxation

Taxation in South Africa is administered by South African Revenue Service (SARS), an autonomous body managed by a board of directors and established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Among others, SARS collects personal income tax, company tax, value added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Tax Revenue

Gross tax revenue collections for 2015/16 amounted to R1.07 trillion, exceeding the 2016 Budget estimate by R0.3 billion. Value added tax (VAT) recorded an over-collection of R3.1 billion in 2015/16, mainly as a result of lower than anticipated VAT refunds in the latter part of the year. Corporate income tax (CIT) recorded an over-collection of R2.2 billion. Personal income tax (PIT) was the worst performing category, with an under-collection of R3.9 billion, led by lower than expected pay-as-you-earn (PAYE) receipts.

Revenue collections for the first half of 2016/17 have fallen sharply below expectations, mostly due to shortfalls in PIT. VAT performance has also been sluggish, largely due to weak demand for domestic and imported goods. Other major tax categories have also shown signs of weakening, but corporate income tax performed better than expected.

Revisions to nominal GDP growth have been relatively small compared with the 2016 Budget estimates. However, the composition of GDP growth has changed: gross domestic expenditure has been revised down sharply, offset by a downward revision to imports. The overall effect of this has been significant reductions to all major tax bases. Without additional policy measures, gross tax revenue is projected to fall short of 2016 Budget targets by R22.8 billion in the current year, R36.2 billion in 2017/18, and R51.9 billion in 2018/19.

In response, the 2016 MTBPS proposes to raise an additional R13 billion in 2017/18. This adds to the tax increase of R15 billion in 2017/18 announced in the 2016 Budget. In total, therefore, the fiscal framework includes additional revenue measures to raise R28 billion in 2017/18 and R15 billion in 2018/19.

Personal Income Tax

South Africa has a progressive personal income tax system whereby income categories in different brackets are taxed at different rates. As of 2016 for individuals earning between 0 and R188,000, a tax rate of 18% is levied. This is the lowest tax bracket, with four other brackets being applied to higher income earners. The top bracket has a tax rate of 41%, and it applies to individuals earning more than R701,301 The tax system also provides primary rebates for all taxpayers, as well as secondary rebates for people aged 65 years and older, and a tertiary rebate for people 75 years or older. In practice, it means that people earning less than R75,000 will not pay any tax, while those aged 65 years and older will not pay tax if they earn less than R116,150. For those older than 75 years, the tax threshold is R129,850.

The National Government has over the past ten years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In fiscal year 2016/17, budget proposals resulted in tax relief of R 5.5 billion. Most of the relief was provided to the lower-income brackets.

Tax deductions on personal income tax include deductions for pension contributions, while tax credits are provided for individuals belonging to medical aids. In addition, interest income of up to R22,800 is tax exempt for individuals younger than 65 years and R33,000 for those 65 years and older.

Company Tax

Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% in 1994 to 28% in 2016. The secondary tax on companies (STC) of 10% has been replaced by a 15% tax on dividends, withheld from the dividends distributed to the recipient and not paid by the company distributing the dividends.

Small business corporations (SBCs) with an annual turnover less than R20 million have certain special tax provisions. They are taxed on a graduated scale with the first R73,650 being tax free. There are also 7% and 21% brackets, with only earnings in excess of R550,000 taxed at 28%. In addition, SBCs may benefit from accelerated depreciation of assets. There is also a turnover tax option for businesses with an annual turnover of less than R1 million, in an attempt to minimize their compliance burden, while investors are encouraged to fund small businesses through a Venture Capital Company regime. Investments in VCCs are tax deductible, provided that the investments meet the necessary requirements. Since 2014, entities which provide grant funding to small businesses will not be taxed on their accruals and receipts, while grant funding in the hands of small businesses is also tax exempt, regardless of source.

South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganization. The rollover rules were never intended to enable interest deductions when those deductions would not otherwise be available. A measure to control interest deductions in respect of debt used to procure, enable, facilitate or fund certain reorganization transactions has been introduced.

The concept of “headquarter company” was introduced with effect from January 1, 2011. Headquarter companies enjoy certain tax and exchange control relief and the concept is aimed at positioning South Africa as a holding company gateway for foreign multinationals into Africa.

In order to qualify as a headquarter company, certain requirements must be met, inter alia:

•                                          a headquarter company must be a South African resident company;

•                                          each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 10% or more of the equity shares and voting rights in that company;

•                                          at least 80% or more of the cost of the total assets of the company is attributable to any interest in equity shares in, any amount loaned or advanced to, or any intellectual property as defined that is licensed by the headquarter company to, any foreign company in which the headquarter company held at least 10% of the equity shares and voting rights; and

•                                          where the gross income of the headquarter company exceeds R5 million, at least 50% or more of its gross income consists of rental, dividends, interest, royalty or service fees paid by a foreign company, and/or proceeds from the disposal of equity shares in a foreign company or of any intellectual property which had been licensed by the headquarter company to the foreign company.

Distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. If the income is not distributed within 12 months it will be taxed at CIS level. Real estate investment trusts (REIT’s) have their own taxation regime, and although income is taxed at REIT level, the flow through principle applies for distributed income. Distributed income is tax deductible at REIT level, while REITs are not subject to capital gains tax on disposal of their real estate assets.

A withholding tax on interest took effect on January 1, 2015. As a result, all interest paid to non-residents is taxed at a final withholding tax rate of 15% and is payable within 14 days after the end of the month during which the interest is paid. However, the withholding charge is subject to some exemptions, including debt issued by government and debt listed on an exchange.

The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 15% withholding tax (e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender). In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (a) trade finance, (b) certain foreign payers and foreign payees; and (c) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.

International transactions are subject to rules dealing with transfer pricing and controlled foreign companies. As a G20 country member, South Africa is part of the Base Erosion Profit Shifting (BEPS) project conducted by the Organisation of Economic Cooperation and Development (OECD). Following the conclusion of the first part of the project, South Africa is in the process of aligning its relevant processes and legislation to OECD proposals. This includes subscribing to the country by country (CbC) reporting arrangement, whereby participating countries will be compelled to collect and share information on multinationals operating in their countries.

As of January 1, 2011, a controlled foreign company includes a foreign company where more than 50% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. If one or more South African residents hold more than 50% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. As of April 1, 2012, the ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares was reduced from 20% down to 10%. This lower threshold is consistent with the global economic concept of direct foreign investment and that of the South African exchange control requirements.

Effective April 1, 2012, transfer pricing rules were modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles.

In relation to the thin-capitalization provisions, the new amendments effectively took away the Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arm’s length basis. Further, the thin capitalization rules have now been merged directly into the transfer pricing rules. The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

With effect from January 1, 2012, the domestic corporate restructuring rollover rules were extended to fully include the restructuring of offshore companies that remain under the control of the same South African group companies. The asset-for-share, amalgamation, unbundling and liquidation rules will be revised to cover offshore restructurings.

A new uniform system of source rules was introduced on January 1, 2012. The new uniform system combines the common law, pre-existing rules and tax treaty principles. These source rules will loosely reflect implicit tax treaty principles, with a few added built-in protections, so that the South African system is globally aligned. The new source rules eliminate the concept of deemed source. South African sources of income are now fully defined and items of income falling outside these definitions will be treated as foreign source income, unless a particular category of income is not expressly defined, in which case the common rules will continue to apply.

Investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (a) the partner or trust beneficiary must have limited liability like a shareholder of a company; (b) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (c) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust; and (d) the partner or trust beneficiary must not render any services to or on behalf of the partnership or trust.

A new definition of a “foreign partnership” was introduced into the Income Tax Act for tax years commencing after October 1, 2010. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. In 2014, the legislation was amended to also allow SOEs to issue a Sukuk, following the successful issue of a Sukuk by the South African government. The changes were introduced to place the above mentioned products on an equal footing with conventional finance products.

In an effort to encourage conservation of South Africa’s rich biodiversity, the Income Tax Act contains tax incentives (introduced in the 2008—2009 Budget) for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: National Environmental Management: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009, and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.

South Africa levies a securities transfer tax (STT) on the transfer of both listed and unlisted shares at a rate of 0.25%. There are exemptions for securities backed lending transactions, and the STT only applies to equity securities.

Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

The amount of the allowance is dependent on whether the taxpayer erects a new commercial or residential building or refurbishes an existing commercial or residential building. Taxpayers that erect a new commercial or residential building within a specified urban development zone will be allowed an 11-year write-off period. In addition, 20% of the cost to the taxpayer of the erection or extension of or addition to that building, which is deductible in the year of assessment during which that building is brought into use by that taxpayer solely for the purposes of that taxpayer’s trade and 8% of that cost in each of the ten succeeding years of assessment. Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e., a 20-year straight-line write-off period).

Consolidated Government Revenue

Revenue Outcomes and revised estimates

Gross tax revenue collections for 2015/16 amounted to R1.07 trillion, higher by R0.3 billion than the 2016 Budget estimate. Value added tax (VAT) recorded an over-collection of R3.1 billion in 2015/16, mainly as a result of lower than anticipated VAT refunds in the latter part of the year. Corporate income tax (CIT) recorded an over-collection of R2.2 billion. Personal income tax (PIT) was the worst performing category, with an under-collection of R3.9 billion, led by lower than expected pay-as-you-earn (PAYE) receipts.

Revenue collections for the first half of 2016/17 have fallen sharply below expectations, mostly due to shortfalls in PIT. VAT performance has also been sluggish, largely due to weak demand for domestic and imported goods. Other major tax categories have also shown signs of weakening, but corporate income tax performed better than expected.

Revisions to nominal GDP growth have been relatively small compared with the 2016 Budget estimates. However, the composition of GDP growth has changed: gross domestic expenditure has been revised down sharply, offset by a downward revision to imports. The overall effect of this has been significant reductions to all major tax bases. Without additional policy measures, gross tax revenue is projected to fall short of 2016 Budget targets by R22.8 billion in the current year, R36.2 billion in 2017/18, and R51.9 billion in 2018/19.

In response, the 2016 MTBPS proposes to raise an additional R13 billion in 2017/18. This adds to the tax increase of R15 billion in 2017/18 announced in the 2016 Budget. In total, therefore, the fiscal framework includes additional revenue measures to raise R28 billion in 2017/18 and R15 billion in 2018/19.

The revenue outcome for 2015/16, revised estimates for 2016/17 and projections for 2017/18 are presented in the table below.

Total tax and consolidated budget revenue, 2015/16 - 2017/18

	2015/16	2016/17			2017/18
R billion	Outcome	Budget	Revised	Deviations	Estimates
Persons and individuals	388.1	441.0	428.5	-12.5	471.7
Companies	191.2	198.3	200.8	2.5	211.9
Value added tax	281.1	301.3	293.3	-7.9	315.2
Dividend withholding tax(1)	24.2	25.3	26.1	0.8	27.5
Specific excise duties	35.1	38.0	36.7	-1.3	38.9
Fuel levy	55.6	64.5	64.2	-0.3	68.0
Customs duties	46.3	54.0	51.9	-2.1	57.2
Other	48.5	52.4	50.5	-1.9	54.7
Revenue measures in 2017 Budget	—	—	—	—	28.0
Gross tax revenue	1,070.0	1,174.8	1,152.0	-22.8	1,273.3
Non-tax revenue	56.3	26.7	31.1	4.5	31.7
of which:
Mineral royalties	3.7	4.4	4.8	0.4	5.2
Receipts from financial transactions(2)	14.4	12.2	14.7	2.5	14.6
Estimate of SACU payments(3)	-51.0	-39.4	-39.4	—	-56.0
Provinces, social security funds and selected public entities	145.7	162.3	157.3	-5.1	167.8
Consolidated budget revenue	1,220.9	1,324.3	1,301.0	-23.3	1,416.9

(1) Includes interest withholding tax from 2015/16 onward.

(2) Consists mainly of premiums and revaluation profits on debt transactions.

(3) Southern African Customs Union agreement.

Source: National Treasury.

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the six fiscal years ended March 31, 2016 and estimated amounts for the fiscal year ending March 31, 2017.

Financing of the Net Borrowing Requirement of the National Government

	2011	2012	2013	2014	2015	2016	Revised estimate 2017(3)
Borrowing
Revenue	672,751.5	745,292.2	800,142.3	887,265.1	965,456.8	1,075,211.0	1,143,701.0
Expenditure	805,979.1	889,911.5	965,495.6	1,047,758.6	1,132,037.2	1,244,626.0	1,308,725.0
Main Budget balance(1)	(133,227.7)	(144,619.3)	(165,353.3)	(160,493.5)	(166,580.4)	(169,415.0)	(165,024.0)
% of GDP	(4.7)%	(4.7)%	(5.0)%	(4.4)%	(4.3)%	(4.1)%	(3.8)%
Financing
Domestic short-term loans (net)	34,893.0	18,724.6	22,555.0	23,048.0	9,569.0	13,075.0	40,000.0
Domestic long-term loans (net)	136,849.8	138,500.8	125,767.8	149,414.1	157,014.0	146,172.0	116,266.0
Market loans	150,292.0	154,860.9	161,557.7	172,112.2	192,414.0	176,795.0	174,000.0
Loans issues for switches	93.4	(753.0)	(3,851.8)	(1,135.3)	(1,160.0)	(2,479.0)	(718.0)
Redemptions	(13,535.6)	(15,607.1)	(31,938.1)	(21,562.8)	(34,240.0)	(28,144.0)	(57,016.0)
Foreign loans (net)	2,839.6	9,135.3	(11,622.0)	377.8	8,361.0	(3,879.0)	(36,264.0)
Market loans	5,151.1	12,025.2	—	19,619.1	22,952.0		50,958.0
Loans issues for switches							1 111
Arms procurement loan agreements	470.4	569.4	60.6	—	—
Redemptions (including revaluation of loans)	(2,781.9)	(3,459.3)	(11,682.6)	(19,241.3)	(14,591.0)	(3,879.0)	(15,805.0)
Change in cash and other balances(2)	(41,354.7)	(21,741.4)	28,652.5	(12,346.4)	(8,363.6)	14,047.0	(27,506.0)

Total	133,227.7	144,619.3	165,353.3	160,493.5	166,580.4	169,415.0	165,024.0

Notes:

(1)                  A negative number reflects a deficit and a positive number a surplus.

(2)                  A positive change indicates a reduction in cash balances.

(3)                  Numbers as published during the October 2016 MTBPS.

Source: National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”

Public Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the operations of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through a number of committees that have been assigned responsibility for oversight over public enterprises. These committees include the Parliamentary Portfolio Committee on Public Enterprises, which is responsible for oversight over the Department of Public Enterprises and the key public enterprises that report to the department, the Parliamentary Portfolio Committees responsible for oversight of the various sectors in which public enterprises operate, and the Select Committee on Public Accounts, which is responsible for financial oversight.

The infrastructure investment program/programs of the public enterprises are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest R405.5 billion in capital expenditure between 2016/17 and 2018/19. The main public enterprises responsible for delivering this growth are the electricity utility, Eskom, the freight transportation company, Transnet, the national oil company, the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund, and the South African National Roads Agency Limited (SANRAL).

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia, to support the capital investment program/programs of the public enterprises. Such guarantees are issued in accordance with the Public Finance Management Act (PFMA). All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60% of GDP that has been set for total debt, provisions and contingent liabilities.

Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises over the last four fiscal years is set out below.

Guarantees of Public Enterprises

	2012/13		2013/14		2014/15		2015/16
	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount
	Rand (million)
Eskom	350,000	103,523	350,000	125,125	350,000	149,944	350,000	174,586
SANRAL	38,687	19,482	38,957	23,866	38,947	32,436	38,947	35,358
TCTA	25,530	20,460	25,669	20,516	25,590	20,807	25,755	21,173
DBSA	28,589	25,621	29,631	25,747	12,857	4,135	13,892	4,355
IDC	2,146	575	1,820	504	1,620	344	1,988	243
Land Bank	1,893	893	3,500	1,097	6,600	2,098	6,600	5,304
Denel	1,850	1,850	1,850	1,850	1,850	1,850	1,850	1,850
PRASA	1,400	133	1,220	92	1,217	48	1,400	2
SAA	7,906	2,238	7,901	5,010	14,394	8,419	14,394	14,394
Transnet	3,500	3,757	3,500	3,757	3,500	3,757	3,500	3,757
SABC	1,000	167	1,000	—	—	—
SA Express	—	—	539	539	1,106	539	1,106	539
SAPO	—	—	—	—	1,940	270	4,440	1,270
SARB	—	—	—	—	7,000	—	3,000
Telkom	284	90	356	110	227	100	290	128
Other Entities	4,219	1,449	2,535	1,355	2,560	1,147	2,755	1,022
Total	467,004	180,239	468,478	209,568	469,408	225,894	469,917	263,981

Source: National Treasury.

Eskom Limited (Eskom)

Eskom is a state-owned company responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 90% of electricity used in South Africa and approximately 40% of the electricity is used in Africa. Eskom directly provides electricity to about 45% of all end-users in South Africa. The other 55% is resold by redistributors (including municipalities).

While most of Eskom’s business is within South Africa, the company also buys and sells electricity in the SADC region. Eskom’s involvement in African markets beyond South Africa is currently limited to projects that have a direct impact on securing supply of electricity for South Africa. Eskom is investigating additional opportunities in the SADC region.

Eskom’s capital expenditure (capex) program is well underway. Eskom has committed to a capital expansion program of R335 billion for the five-year period to 2020/21 and has consistently spent over R50 billion per annum on capex in the past three years. Key achievements of the program include the first synchronization of Medupi Unit 6 achieved on March 2, 2015, with commercial operation achieved in August 2015.

In line with NERSA’s allowed a price increase of 8% per annum over the third multi-year price determination (MYPD3) period, which was lower than the 16% that Eskom had applied for, Eskom had to reduce and reprioritize expenditure in some areas. Eskom has introduced the Business Productivity Programme (BPP), which aims to deliver cost savings of R61.9 billion in operating and capital costs, as well as working capital, over a five-year period.

The Board has approved an updated borrowing program of R327 billion, covering the period April 1, 2016 to March 31, 2021. Funding raised during the year ending March 31, 2016 amounted to R53.5 billion (2014/15: R49.5 billion). Over the MYPD3 period, Eskom will continue to be reliant on government support through the R350 billion guarantee facility that the Government has made available, of which Eskom had utilized R181 billion as at June 30, 2016. In line with the Government Support Package announced in September 2014, the Government provided R23 billion of funding to Eskom during 2015/16. On July 31, 2015, the first R10 billion tranche was transferred to Eskom, with a further R10 billion transferred in December 2015 and the last R3 billion in March 2016. In addition, a R60 billion subordinated loan was approved by the Government in 2008; in 2014, the loan was converted to equity. These measures served to strengthen Eskom’s financial position.

Group revenue for the year increased by 10.6% to R163.4 billion (2014/15: R147.7 billion), reflecting the impact of the 12.7% tariff increase partially offset by lost sales volumes due to depressed macroeconomic conditions and load shedding in the earlier half of the year. Primary energy costs growth slowed to 1.6% on prior year to R84.7 billion, mainly due to Eskom avoiding penalties incurred in the previous year under its take-or-pay coal contract for Medupi, reduction in the reliance on Open Cycle Gas Turbines (OCGTs), this was offset by strong growth in purchases of energy from IPPs (Independent Power Producers). Net profits for the year were R4.6 billion (2014/15: R200 million). Cash and cash equivalents as at March 31, 2016 amounted to R28.5 billion.

During 2015/16, load shedding occurred for 80 days during the first six months of the year, when the available generation was insufficient to meet the demand. The entity has since stated that there has been no load shedding in second half of the year. The last load shedding incident was in September 2015 and there was load curtailment of key costumer in October 2015. Declining demand as well as increased capacity arising from the addition of 720MW from Unit 6 of the Medupi and power procured through IPP’s provided relief to Eskom constrained supply capacity.

On August 3, 2011, the Department of Energy (DoE) officially launched the Renewable Energy Independent Power Producers Purchase Programme (REIPPPP), in line with government policy (White Paper on Energy of 1998) to introduce up to 30% of new generation capacity from IPPs. Initially, a determination was made that 3,921MWs of renewable energy technologies be brought into commercial operation between mid-2014 and the end of 2018. During 2015, the total determination for renewables has been increased to 13,225MWs to date. There have been three approved bid submission phases termed “bid window” (BW) under the REIPPPP:

•                                          The first bid submission (BW1) date was November 4, 2011, where 28 preferred bidders were selected to provide 1,425MW of contracted capacity.

•                                          The second bid submission (BW2) date was March 5, 2012, where 19 preferred bidders were selected to provide 1,040MW of contracted capacity.

•                                          The third bid submission (BW3) date was August 19, 2013, where 17 preferred bidders were selected to provide 1,456MW of contracted capacity.

Most recently, Bid windows 3.5 to 4.5 additional of the Renewable Energy Independent Power Producers Purchase Programme (REIPPPP) were concluded, with a total of 28 successful bidders having been announced by the Department of Energy. The IPP program has been expanded to cover coal, gas, cogeneration and imported hydro. Requests for proposals to procure 2,500MW of coal power and 3,126MW of gas power have already been issued.

In March 2011, the Cabinet approved the Integrated Resource Plan (IRP 2010), which is a 20-year plan for balancing electricity supply and demand. The country aims to double its electricity generation capacity from 40,000MW to 80,000MW by 2025, ensuring that the economy benefits from a reliable supply of electricity. In the plan it is anticipated that the proportion of coal in South Africa’s generation mix will decrease steadily in favor of renewable energy and nuclear power. The IRP 2010 is in the process of being revised by the DoE in consultation with the relevant stakeholders.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly-owned by the South African Government, and is the custodian of rail, ports and pipelines infrastructure in South Africa. Transnet is responsible for enabling the competitiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions:

•                                          Freight Rail, the largest of the five operating divisions, operates 20,500 kilometers of rail network across South Africa which transports bulk, break-bulk and containerized freight. The rail network and rail services provides strategic links between the mines, production hubs, distribution centers and ports, and connects with the cross-border railways of the region.

•                                          Transnet Engineering provides refurbishment, maintenance, upgrades and manufacturing services of rolling stock and specialized equipment for the other operating divisions of Transnet as well as external clients. It also houses the company’s research and development unit to capture opportunities for technology innovation.

•                                          Transnet National Ports Authority provides port infrastructure and marine services at the eight commercial seaports in South Africa. The division’s core functions include the planning, provision, maintenance and improvement of port infrastructure.

•                                          Transnet Port Terminals provides cargo-handling services at the ports which is critical in supporting the South African Government’s export-led growth strategy.

In addition, Transnet has operations in Lesotho, Namibia, Swaziland and Mozambique and it plans to expand further into the rest of Africa. The tariffs charged by the National Ports Authority and Pipelines are determined by independent regulators, namely the Port Regulator and the National Energy Regulator of South Africa.

Transnet adopted the Market Demand Strategy (MDS) in 2012 which is currently in its fourth year of implementation. The strategy is aimed at creating capacity ahead of demand with the capital investment program. The capital investment plan was initially estimated to be R300 billion over the initial seven-year period. However, with the MDS now in its fifth year this has been revised to R277.8 billion over the next seven years due to the slowdown in economic activity. The program is expected to reduce the cost of doing business in South Africa and facilitate the switch from road transport to rail in order to reduce carbon emissions. The infrastructure upgrades and expansion will improve efficiency and address the current capacity constraints. The majority of the capital expenditure will be dedicated to the rail sector. Transnet’s focus in the rail sector is to increase rail market share by stabilizing and optimizing existing flows and targeting the migration of rail-friendly commodities from road to rail. Transnet Freight Rail maintains a 98% share of the mining bulk exports market, 30% of the intermodal sector and 46% of the general freight bulk.

Transnet’s revenue for fiscal year 2015-2016 increased by 1.7% to R62.2 billion (2014/15: R61.2 billion), this is mainly attributable to a decline in revenue in Transnet Freight Rail, the group’s largest division. The division experienced a widespread decline in volumes transported, highlighting the tough business environment, particularly in the mining sector, where the majority of the division’s clients are based. A decline in the revenue of the engineering division also contributed. It is worth noting that the activities of the engineering division are mainly related to Transnet Freight Rail.

In the period under review, Freight Rail contributed 51% of the revenue generated by the group and Transnet Engineering contributed 15%. Pipelines contributed the least to revenue, accounting for only 5% of Transnet’s revenue. Earnings before interest, taxation, depreciation, impairment and amortization (EBITDA) increased by 2.6% to R26.3 billion (2014/15: R25.6 billion), resulting in the EBITDA margin growing slightly to 42.2% in 2016 (2014/15: 41.8%).

A significant component of the investment plan is geared towards infrastructure, sustainability and capacity creation to support Transnet’s strategic objectives. In 2015/16, Transnet capital expenditure was R34.3 billion, of which R14.4 billion was deployed for expansionary projects and R18.8 billion to maintain operations. The key capital investment highlights are:

•                                          Locomotives — Transnet has concluded various locomotive acquisition contracts since 2014, spending R8.8 billion on c.1,319 locomotives for general freight rail in 2015/16. Transnet acquired and accepted 255 locomotives into operation as part of this locomotive acquisition program;

•                                          Wagons — Transnet built and received 2,100 wagons through Transnet Engineering in collaboration with Transnet Freight Rail. The group has spent R2.3 billion on this project;

•                                          Coal line expansion up to 81.0mt — In 2015/16, R256 million was invested in the coal line expansion to upgrade yards, lines and electric equipment;

•                                          Port infrastructure, equipment and floating crafts — The group has invested R4 billion for the maintenance and acquisition of cranes, dredgers, tugs and straddle carrier; and

•                                          New Multi-Product Pipeline (NMPP) — NMPP is a strategic investment aimed at securing supply of petroleum products from coastal terminals in Durban to inland markets. For the year ending March 31, 2016, R1.3 billion was invested in the project.

Transnet’s borrowings increased to R134.5 billion in 2015/16, which was an increase of R24.1 billion from 2014/15 borrowings. Transnet used domestic funding sources as well as foreign sources. Domestic funding sources were mainly commercial paper, bank loans and domestic bonds. Foreign funding sources included Development Finance Institutions, Export Credit Agencies as well as Transnet’s Global Medium-Term Note (GMTN). The majority of the funds were used for the capital expenditure program of which Transnet Freight Rail received the majority of the funds which were used for the acquisition of the 1,064 locomotives.

PetroSA

PetroSA is a wholly-owned subsidiary of the Central Energy Fund (CEF), which in turn is wholly-owned by the State. The Department of Energy acts as PetroSA’s executive authority. PetroSA was formed in 2002 upon the merger of Soekor E and P (Pty) Limited, Mossgas (Pty) Limited and parts of the Strategic Fuel Fund. PetroSA plays a role in the development of the energy sector in South Africa in support of the broader CEF mandate of ensuring security of energy supply.

PetroSA’s core activities include:

•                                          Exploration and production of oil and natural gas;

•                                          Participation in and acquisition of local as well as international upstream petroleum ventures;

•                                          Production of synthetic fuels from offshore gas at the Gas-To-Liquids (GTL) refinery in Mossel Bay;

•                                          Development of domestic refining and liquid fuels logistical infrastructure; and

•                                          Marketing and trade of oil petrochemicals.

Moreover, PetroSA operates the FA-EM, South Coast gas fields as well as the Oribi and Oryx oil fields. The producing gas fields provide feedstock to the Mossel Bay GTL refinery. PetroSA is also exploring alternative feedstock supply given the depletion of its gas reserves in the FA-EM field. Outside South Africa, the company has exploration acreage in Equatorial Guinea and Namibia. PetroSA’s GTL refinery produces ultra-clean, low-sulphur, low-aromatic synthetic fuels and high-value products converted from natural methane-rich gas and condensate using a unique GTL Fischer Tröpsch technology. Key commodities produced include unleaded petrol, kerosene (paraffin), diesel, propane, liquid oxygen and nitrogen, distillates, eco-fuels and alcohols. Its world-class synthetic fuels and petrochemicals are marketed internationally.

PetroSA operates the following main divisions:

•                                          Products and Sales: The Trade, Supply and Logistics (TS&L) division is responsible for marketing and selling products and services to customers in South Africa and abroad.

•                                          Petrochemicals: PetroSA produces several chemicals at its GTL plant in Mossel Bay. These synthetic chemicals fall into two main groups: alcohols and low-aromatic distillates. These products are placed locally and internationally.

•                                          Crude Oil: PetroSA produces crude from its Oribi and Oryx oil fields, located in Block 9, off the coast of SA. It is estimated that the fields produce 1,800 barrels of oil per day.

•                                          Commercial Business: In 2006, PetroSA established its Commercial Business in order to facilitate opportunities for players within the petroleum industry from a previously disadvantaged background. Initially, the unit focused on black economic empowerment wholesalers and later expanded its focus to include liquid petroleum gas (LPG).

The CEF Group had a 12% increase in revenue from R18.5 billion in 2015 to R20.7 billion in 2016. This is mainly as a result of the strategic stock sold by the Strategic Fuel Fund (SFF) during the financial year, which generated revenue of R4.1 billion. In addition to the sale of strategic stock, AEMFC increased sales volumes to Eskom, the demand for crude storage at the Saldahna increased as a result of lower oil prices and Rompco (an associate which owns gas pipeline from Mozambique) realized positive returns as a result of improved performance. The Group had a net loss of R191 million which was an improvement from the previous year’s loss of R14.4 billion.

Despite the recent trend of declining cash balances, reserves remain stable at R10 billion. The Group will continue to advance investments in clean energy and explore other avenues such as monetizing tail gas in the near future, among other things.

For the 2015/16 financial year the group did not undertake any long-term domestic borrowings and has no immediate plans to borrow in the domestic capital market during the year. PetroSA applied for a foreign borrowing limit increase of US$100 million, from US$150 million to US$250 million on September 23, 2016 and received approval from the Minister of Finance on the May 20, 2016. The additional funding was required by the Trade, Supply and Logistics (TS&L) unit of PetroSA and will be utilized for its trading activities and to manage its liquidity gap. The entity has a Reserve Based Lending facility of R1.3 billion which is a revolving credit facility secured against the producing asset of PetroSA Ghana. The value of the facility increased by R338 million, from R918 million in 2015 to R1.3 billion in 2016 and is held at amortized cost.

ACSA

Airports Company South Africa (ACSA) is a state-owned company (74.6% owned by the South African Government through the Department of Transport, while the Public Investment Corporation SOC Ltd owns 20%, Empowerment Investors hold 4.21%, and Staff through the Employee Share Option Scheme the remaining 1.19%). The company is legally and financially autonomous and operates under commercial law. ACSA is mandated to own and operate South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing approximately 90% of all passengers departing on commercial airlines from airports within South Africa. ACSA has a 30-year concession and a 20-year concession to develop, operate and maintain the Mumbai and Guarulhos International Airports respectively. ACSA earns consultancy fees and return on equity from these investments.

The ACSA Group derives revenue from two streams, aeronautical and non-aeronautical revenue streams accounting for 63% and 37%, respectively, of the Group’s revenue in the 2015/16 financial year. The former is derived from regulated charges, which consists of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non-aeronautical revenue is generated from international operations. The company aims to increase its non-aeronautical revenue from the current 37% of total revenue to 50% in the medium term. ACSA, in partnership with the Brazilian company, Invepar, was successful in a bid to manage the development, maintenance and operation of Guarulhos International Airport in Sao Paulo, Brazil. The consortium owns 51% of the airport concession, with 49% being held by Infraero, the current airport operator. ACSA owns 20% of the consortium with Invepar. Recently ACSA and Munich Airport have established a partnership aimed at sharing knowledge and experiences.

ACSA’s revenue increased by 6.8% to R8.3 billion (2015: R7.8 billion), this was driven by an 11% increase in non-aeronautical revenue and a solid aeronautical growth of 6%. ACSA experienced a 9% increase in departing passenger numbers from 17.8 million to 19.4 million in the current year, despite the moderate economic climate and weak growth rate experienced in South Africa. ACSA’s net profit for the year amounted to R1.9 billion,

20% growth from the prior year profit of R1.6 billion. There was a reduction in finance costs due to the early debt redemption strategy (EDR) to settle interest-bearing debt.

The balance sheet of the company remains in good shape with net equity of R17.1 billion (2015: R14.8 billion). ACSA’s liquidity position decreased to 0.95 times in the 2015/16 financial year from 1.37 times in 2015 as a result of their accelerated repayment strategy. The interest cover ratio strengthened to 3.5 times from 2.8 times in the prior year, also as a result of the accelerated repayment strategy.

The ACSA Group is not planning to undertake new borrowings in 2015/16 and 2016/17 given its low level of planned investments. ACSA adopted an EDR strategy that aims to negotiate with lenders the possibility of early settlement of outstanding debts given the entity’s favorable cash position, which increased by 12% to R1.4 billion (2015: R1.2 billion) against a backdrop of modest investment plans. The entity’s corporate plan indicates that the entity will only require external funding during the 2017/2018 financial year and this is expected to be secured from the domestic capital markets. The entity has interest-bearing debt amounting to R9.8 billion (2015: R11.2 billion) and plans to repay R202 million during the 2016/17 financial year. The entity’s cash surpluses are invested in domestic money markets instruments and bank accounts. The entity has redeemed approximately R7 billion of outstanding interest-bearing debt of which R4 billion was part of the EDR strategy. In 2015/16 it settled borrowings of R1.45 billion of which R750 million was part of the EDR strategy and R606 million was settlements of maturing debt.

The 2015/16 capital expenditure amounted to R1.3 billion which represented an increase of 57% from the R830 million in the prior year. ACSA’s current infrastructure program provides for the continuation of its operations, ensuring efficient refurbishment and replacement of existing infrastructure. There are no major capital investment programs to increase or add new capacity planned until at least 2016/17, owing to adequate capacity.

SANRAL

SANRAL is responsible for the planning, design, construction, rehabilitation and maintenance of South Africa’s national road network to support socio-economic development. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads, of which 21,403 kilometers is the national road network. The national highway network currently consists of 16,170 kilometers, which is expected to grow to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types – those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public-private partnerships. Hence SANRAL’s revenue comes from two primary sources: grants from the National Government for all non-toll roads, and the tolling revenue received from toll roads.

SANRAL awarded 210 contracts worth R14.8 billion for new works, rehabilitation and improvement, periodic and special maintenance, routine maintenance, community development and other activities during the year ended March 31, 2016. A total of R3.5 billion was spent on contracts with SMMEs. SANRAL’s skills development program trained 4,120 people involved in road projects and created an average equivalent of 15,721 full-time job opportunities.

SANRAL’s creditworthiness is rated and published by Moody’s Investor Service. SANRAL’s international rating was downgraded in September 2013 to Baa3 (long-term) and P-3 (short-term) with a negative outlook. The downgrade was a result of uncertainty and resistance to the implementation of electronic tolling (e-tolling) on the Gauteng network. On June 27, 2014, this outlook improved to “stable”, however, this was not sustained. In January 2015, the establishment of the e-toll review panel resulted in the outlook being dropped to negative. Following the outcome of the work of the review panel, the Deputy President has since announced the new e-toll dispensation which is currently being implemented, but this is not yet reflected in the entity’s credit rating. In September 2016, Moody’s placed SANRAL’s credit rating on review for downgrade due to deterioration of the Gauteng Freeway Improvement Project (GFIP) cash flows and rising funding challenges.

SANRAL’s debt stock amounted to R48.85 billion (2015: R47.11 billion) as at the end of the 2016 financial year. The increase in the entity’s borrowing requirement was largely driven by a sharp decline in e-toll collections. Funding via the debt capital markets remained the main source of financing for the entity. Capital market debt funding accounted for 92% of total debt funding facilities as at March 31, 2016. SANRAL’s debt level is expected to grow to R52.2 billion by March 2018 should e-toll collection continue to prove less favorable than projections in the short to medium term.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA was established in 1986. The entity is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP). In March 2000, TCTA’s notice of establishment was amended to allow for the Minister of Water Affairs (now Minister of Water and Sanitation) to issue directives to TCTA in terms of the National Water Act and the entity has since evolved into being responsible for multiple projects. To date the following directives have been received:

•                                          Lesotho Highlands Water Project — Delivery tunnel and subsequently fulfillment of the Republic’s financial obligations arising from its treaty with Lesotho signed in 1986 (includes both Phase 1 and Phase 2);

•                                          Advisory services to Umgeni Water, Water Management Institutions, Water Boards and the Department of Water and Sanitation (DWS);

•                                          Berg Water Project (BWP) ;

•                                          Vaal River Eastern Subsystem Project (VRESAP);

•                                          Refurbishment of Mooi-Mgeni Transfer Scheme Phase 1* (MMTS1) and implementation of Phase 2* (MMTS2);

•                                          Olifants River Water Resources Development Project Phase 2C and subsequently, all the remaining phases* (ORWRDP);

•                                          Komati Water Scheme Augmentation Project (KWSAP);

•                                          Mokolo-Crocodile Water Augmentation Project Phases 1 and 2 * (MCWAP 1 and MCWAP 2);

•                                          Metsi Bophelo Borehole Project;

•                                          Short term solution to Acid Mine Drainage* (AMD);

•                                          Coordination of Strategic Infrastructure Projects 3 and 18* (SIP3 and 18);

•                                          Mzimvubu Water Project; and

•                                          Off-take to the town of Kriel from the Komati Water Supply Augmentation Project.

Implementation of these projects is still on-going

The LHWP is funded under a R43 billion sovereign guarantee. The initial R25 billion guarantees provided for LHWP Phase 1 was increased to cover the activities of LHWP Phase 2 and the short-term solution to Acid Mine Drainage (AMD) in the Vaal River area. Commercial funding for the rest of the projects is secured on the basis of income agreements between TCTA and DWS and these determine how costs may be charged on each project.

The total value of bonds issued increased from R18.92 billion in 2015 to R19.14 billion in 2016. This is primarily due to the increase in the CPI which resulted in an increase of R391 million in the WS05 CPI-linked bond. There was also an increase in funding utilized from commercial banks from R7.8 billion in 2015 to R7.83 billion in 2016. Funding from commercial banks has increased by 1% in the 2015/16 financial year. Funding from Development Funding Institutions (DFI) increased by R296 million which is a 45% increase. Funding from the commercial paper program declined by R32 million in 2016 Total outstanding debt increased by R557 million, the increase is a net result of additional drawdowns on loans utilized on MMTS 2 and KWSAP, offset by repayments in VRS and BWP.

Phase 2 of the Olifants River Water Resources Development Project (ORWRDP 2) involves the development of additional water resource infrastructure consisting of the De Hoop Dam on the Steelpoort. River and bulk raw water distribution infrastructure in the middle Olifants catchment. TCTA’s directive was initially for sub-phase 2C and this was recently expanded to include all the remaining sub-phases. Phase 2C comprises a 40 km pipeline from De Hoop Dam to Steelpoort and is currently under construction with water delivery anticipated for December 2015. Phase 2C has an estimated cost at completion of R2.3 billion and is fully funded through transfers from DWS. The funding is provided annually to TCTA in accordance with the construction program. Total spend to date on the project is R2.05 billion.

The MMTS2 project seeks to augment the water supply to municipalities in the KwaZulu Natal province and includes the construction of the Spring Grove dam and associated water transfer systems. The dam was completed and handed over to the Department of Water and Sanitation (formerly the Department of Water Affairs) for operations and maintenance. Tariff billing commenced from July 1, 2012 following consultations with the users and approval by the then Minister of Water Affairs. The approved borrowing limit for the 2016 financial period is R1.832 billion of which R1.816 billion was utilized at this point. Debt repayment is planned for March 2034. In the year under review, the tariff receivable was R260 million while construction expenditure was also R260 million. The total spend to date on the project is R1.9 billion and the estimated cost at completion is expected to be R2.066 billion.

In terms of Acid Mine Drainage (AMD), TCTA’s involvement has been in the implementation of the short-term action plan in the affected basins of Witwatersrand Goldfields where the plan is to prevent the decanting of water and the breaching of the Environmental Critical Level. The Western Basin is operational and the construction of the Central Basin was completed in November 2013. The plant has been treating 72 Ml/day, however, this has been reduced to 36 Ml/day to allow for slight modifications. Since the plant was declared operational, the basin has been drawn down by 15 meters. Construction on the Eastern Basin is scheduled to be ready for trial operations in February 2016. The AMD project budget for the short-term solution is R2.6 billion while the operating costs budget is estimated at R666 million per annum. The project is being implemented within budget. TCTA has been appointed as the implementing agent for the Long-Term Solution (LTS) and has been included through the Vaal River System tariff. The capital expenditure of LTS is expected to be R10.04 billion.

As a non-profit organization, TCTA’s aggregate net cash inflows and outflows are expected to balance to nil at the end of each project, once all debt has been extinguished. The cash inflows of R7.5 billion for the year ended March 31, 2016 are marginally higher than the R7.1 billion inflows for March 31, 2015 and are made up of the tariff receivable from DWS, transfers from DWS for DWS-funded projects, drawdowns from loans, interest received and proceeds from the sale of financial assets. The cash inflows in 2016 were marginally higher due to a 9% increase in the Tariff from DWS due to payments relating to the prior year received in the current year (late payments). Tariff billing for 2016 was also higher mainly due to increased water volumes and tariffs. The cash outflows increased due to increased construction costs (mainly from the VRS project), investments and the settlement of trade creditors.

TCTA continues to operate as a financially sound entity that is able to execute its projects in line with its mandate and with the Government’s development agenda.

South African Post Office (SAPO)

The SAPO State Owned Company (SOC) Act of 1958, and 2011 amendment, deals specifically with the establishment of SAPO as a state entity and corporate governance matters. SAPO is wholly-owned by the Government and its executive authority is the Department of Telecommunications and Postal Services.

The Postal Services Act of 1998 sets out the licensing requirements of SAPO as prescribed by the relevant regulatory body, the Independent Communications Authority of South Africa (ICASA). In terms of the licensing framework developed by ICASA, SAPO is the only operator licensed within the reserved market, which covers all mail under 1kg. SAPO’s license was issued in 2008. It is valid for a period of 25 years and is reviewed every three years in relation to SAPO’s performance in rolling out universal service obligations (USO) which include the rollout of postal addresses, points of presence and adherence to delivery targets. In the unreserved market, operators are required to register with ICASA, but there is no licensing framework. SAPO operates in both the reserved and unreserved market.

Lastly, the South African Postbank Limited Act, provides for the corporatization of the Postbank, which is currently a division of SAPO. The Act allows for the transfer of the Postbank division to the Postbank Company. The Act further provides for the governance and functions of the Postbank once established as a company. In terms of the Act, SAPO will be the Postbank’s bank controlling company (BCC). The South African Reserve Bank has approved the Section 12 application to enable the establishment of the Postbank as a bank in terms of the Banks Act and the Postbank has 12 months to finalize the process.

SAPO’s current operating structure consists of:

•                                          Mail: This consists of all services in the reserved market, including philately, bulk mail, envelopes and local and international letters and parcels. Mail remains SAPO’s largest revenue contributor.

•                                          Retail: This includes access to photocopying machines, third party payments and motor vehicle licensing among other things.

•                                          Logistics: This includes freight, containers and courier.

SAPO operates an expansive network of 2,487 service points, through which its services are extended to the general public.

SAPO, like most postal operators, has been experiencing a gradual decline in standard mail volumes; this has required that the entity revise its operating structure in line with the changing requirements of the sector. In order to facilitate a turnaround at SAPO, the Minister of Telecommunications appointed an administrator to run SAPO in November 2014. The administrator was also tasked with the development of a turnaround plan for SAPO.

SAPO is currently in the process of implementing its turnaround plan. Its progress is being monitored by the Department of Telecommunications and Postal Services and the National Treasury with the Deputy President also having oversight.

For the year ended March 31, 2016, SAPO recorded a net loss after tax of R1.11 billion (2014/15: net loss R1.49 billion). This was as a result of SAPO’s high fixed cost structure and revenues declining by 9% to R4.68 billion. The strike in 2014 had a severe impact on revenues well beyond the end of the labor unrest as customers found alternative modes of distribution for their mail packages.

SAPO has been experiencing cash constraints and has since received an equity injection of R650 million which will accrue in the 2016/17 financial year, and guarantees totaling R4.44 billion have been advanced to SAPO. The tenure of the guarantees has been extended to accommodate the three-year term of the additional R2.7 billion debt raised by the entity in the current financial year.

The additional funds will be primarily used to: (a) settle outstanding creditors; (b) settle outstanding staff liabilities and implement voluntary severance packages; and (c) fund capital expenditure required to activate the corporate plan. The settlement of creditors (with respect to its suppliers) will ensure that SAPO is able to operate normally and continue to offer revenue generating activities, while the settlement of staff liabilities ensures labor stability which is crucial for the implementation of the corporate plan. In addition, the voluntary severance packages will assist SAPO to reduce its high fixed cost base.

The turnaround plan anticipates strong revenue growth by scaling up government business; strengthening non-banking financial services offerings to drive retail volumes; tapping into the fast growing SMME sector; growing e-Business revenue and growing major and large accounts through cross-selling. Thus far some government business has been secured while more business is aggressively being sought after. Some operations within the business have been streamlined, specifically within transport and property.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt as of March 31 in each of the years 2012 through 2016 and as of September 30, 2016.

	As of March 31,					As of September 30,
	2012	2013	2014	2015	2016	2016
	Rand (million)
Government bonds	890,256	1,038,849	1,217,512	1,399,409	1,572,573	1,666,803
Treasury bills	155,159	171,985	192,206	202,217	209,469	227,358
Marketable internal debt	1,045,415	1,210,834	1,409,718	1,601,626	1,782,042	1,894,161
Non-marketable internal debt	25,524	30,300	31,381	30,459	37,322	69,006
Total internal debt	1,070,939	1,241,134	1,441,099	1,632,085	1,819,364	1,963,167
Total external debt(1)	116,851	124,555	143,659	166,831	199,607	192,472
Total gross loan debt	1,187,790	1,365,689	1,584,758	1,798,916	2,018,971	2,155,639
Cash balances(2)	(198,059)	(184,082)	(205,304)	(214,709)	(214,332)	(201,720)
Total net loan debt(3)	989,730	1,181,607	1,379,454	1,584,207	1,804,638	1,953,919
GFECRA	(67,655)	(125,552)	(177,913)	(203,396)	(304,653)	(304,653	)(4)
As percentages of nominal GDP:
Net loan debt	32.1%	35.5%	38.2%	41.2%	44.2%	44.6%
External debt	3.8%	3.7%	4.0%	4.3%	4.9%	4.4%
As percentage of gross loan debt:
External debt	9.8%	9.1%	9.1%	9.3%	9.9%	8.9%

Notes:

(1)         Valued using the applicable foreign exchange rates as at the end of each period.

(2)         This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and the SARB. Bank balances in foreign currencies are revaluated using the applicable exchange rates as at the end of each period.

(3)         The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(4)         Represents the balance on the GFECRA on March 31, 2016. A negative balance indicates a profit and a positive balance reflects a loss.

Sources: South African National Treasury and the SARB.

Summary of Internal National Government Debt

Total internal National Government debt as of March 31, 2016 was R1,819 billion, an increase of 11.5% over the corresponding amount of R1,632 billion as of March 31, 2015.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31,					As of September 30,
	2012	2013	2014	2015	2016	2016
	Rand (million)
Marketable securities
Floating	155,159	171,985	192,206	202,217	209,469	227,358
Funded	890,256	1,038,849	1,217,512	1,399,409	1,572,573	1,666,803
Total(1)	1,045,415	1,210,834	1,409,718	1,601,626	1,782,042	1,894,161
Non-marketable securities
Floating	13,256	18,985	21,813	21,370	27,194	58,076
Funded	12,268	11,315	9,568	9,089	10,128	10,930
Total(2)	25,524	30,300	31,381	30,459	37,322	69,006
Total internal National Government debt	1,070,939	1,241,134	1,441,099	1,632,085	1,819,364	1,963,167

Notes:

(1)                                 Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.

(2)                                 Borrowings from the Corporation for Public Deposits are classified as floating non-marketable securities. Retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non-marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

Government borrows in the global market to partly finance its foreign currency commitments and to maintain a benchmark in major currencies.  As part of these benchmarks, a limit of 15% is placed on the share of foreign currency debt as percentage of total debt.  South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt increased marginally from 9.8% as of March 31, 2012 to 9.9% as of March 31, 2016.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2012 through 2016 and as of September 30, 2016.

External Debt by Currency

	As of March 31,					As of September 30,
Currency in which debt is held	2012	2013	2014	2015	2016	2016
	(million)
Euro	2,735	2,544	1,126	1,488	1,383	59
Pound Sterling	100	83	62	44	26	21
Swedish Kroner	5,528	4,858	4,164	3,469	2,775	2,428
US Dollars	9,842	8,768	10,696	11,125	11,055	12,275
Yen	60,894	60,800	60,706	60,612	60,517	60,470
Total (in Rand)(1)	116,851	124,555	143,659	166,831	199,607	192,472

Note: —

(1)         The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: National Treasury.

In 2016/17, foreign-currency issuance increased by US$2.1 billion (R29 billion) to US$3.6 billion (R52 billion) compared with the 2016 Budget estimate. A total of US$1.23 billion (R18 billion) was raised in April 2016 to cover the postponed 2015/16 issuance. Foreign loans of US$3 billion were issued in September 2016, made up of US$2.3 billion new money and US$710 million in bond exchanges. Of the US$2.3 billion, US$1.2 billion will be used to cover government’s foreign-exchange commitments in 2016/17. The balance will be used as prefunding to manage foreign loan redemptions of US$3.3 billion in 2019/20.

South Africa’s ability to raise foreign debt currency on favorable terms is impacted by its credit ratings, which are subject to change. Following a series of adverse rating actions in 2015, responding to weaker GDP growth, lack of effective policy implementation and the political uncertainty that dampened business confidence and investment, the trajectory somewhat changed in 2016 with the country preserving its investment grade ratings from major rating agencies. In March 2016, Moody’s Investors Service (Moody’s) placed South Africa’s rating on a credit watch for a possible downgrade, but following corrective policy measures announced by government, the rating agency later in May 2016 affirmed the country’s rating with negative outlook. In June 2016, both Fitch Ratings (Fitch) and Standard & Poor’s (S&P) reaffirmed South Africa’s foreign currency ratings with stable and negative outlooks, respectively. Nonetheless, Fitch later in July 2016 aligned South Africa’s local currency rating to foreign currency rating to reflect a revision in their methodology.

On November 25, 2016, Fitch further affirmed South Africa’s rating but revised the outlook to negative from stable citing political risks, spending pressures and rising exposures from contingent liabilities, while Moody’s left South Africa’s rating unchanged, citing that the government has consistently met its expenditure ceiling and is close to bringing the budget balance into surplus. On December 2, 2016, S&P affirmed South Africa’s foreign-currency credit rating, while lowering South Africa’s local currency rating by one notch, to two notches above speculative grade.

Despite weak macroeconomic conditions, the following factors have benefited the credit rating of South Africa in 2016:

•                  Net international investment position has been positive in 2015 for the first time since at least 1990;

•                  Narrowing current account deficit;

•                  The banking sector remains strong reflecting an increase in capital adequacy ratio;

•                  Improvement and stability in the supply of electricity;

•                  Stable labor market;

•                  Resolve on some key policies such as immigration reforms to accelerate visa processing and boost tourism; and

•                  Joint efforts of government with business, labor and civil society to fast-track reforms aimed at addressing weaknesses in the economy, creating sustainable jobs, improving the labor relations and wage bargaining processes, as well as addressing governance and financial issues of state-owned companies.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2012	2013	2014	2015	2016
	Rand (million)
Internal	126,901	140,975	160,784	169,211	187,009
External(1)	27,023	39,265	48,784	56,682	76,972
Total	153,924	180,240	209,568	225,893	263,981

Note:

(1)                                 Excludes guarantees to the Independent Power Producers and Public-Private Partnerships.

Source: National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2016.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2016
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	—	—	3,500
Land bank	1,000	—	—	1,000
Telkom	—	—	8	128
IDC	—	5	10	242
Lesotho Highlands Development Authority	32	—	2	62
DBSA	2,737	34	60	4,240

	As of March 31, 2016
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Trans-Caledon Tunnel Authority	48	—	—	48
ESKOM	41,889	449	1,032	65,826
Total(2)	49,206	489	1,112	75,046

Notes:

(1)                                 Conversion of amounts into Rand have been made at the following rates: US Dollar = R14.72; Euro = R16.79.

(2)                                 Does not include guaranteed interest to the amount of R1.9 billion.

Source: National Treasury.

Debt-Service Costs

As a percentage of the National Government expenditure, debt-service costs increased from 8.6% during fiscal year 2011/12 to 10.3% in 2015/16. As a percentage of the National Government revenue, debt-service costs increased from 10.3% during fiscal year 2011/12 to 12% in 2015/16. In addition, as a percentage of GDP, debt service costs increased from 2.5% during fiscal year 2011/12 to 3.2% in 2015/16. The following table sets forth such percentages for the periods indicated.

	For the year ended March 31,
	2012	2013	2014	2015	2016
Expenditure	8.6%	9.1%	9.7%	10.1%	10.3%
Revenue	10.3%	11.0%	11.4%	11.9%	12.0%
GDP	2.5%	2.6%	2.8%	3.0%	3.2%

Source: National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of September 30, 2016, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Amount (million)
2017	143,317	715	867	2,386	8	829
2018	163,408	892	55	2,384	8	792
2019	157,808	767	41	2,381	7	756
2020	166,069	4,682	31	2,379	2	491
2021	158,449	980	24	31,807	1	236
2022	138,878	457	18	30,617	—	—
2023	157,320	1,428	18	—	—	—
2024	169,709	1,899	18	—	—	—
2025	123,264	329	18	—	—	—
2026	144,152	2,270	18	—	—	—
2027	138,012	1,431	518	—	—	—
2028	182,977	150		—	—	—
2029	65,922	150	—	—	—	—
2030	161,897	150	—	—	—	—
2031	153,137	150	—	—	—	—

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK
	Amount (million)
2032	119,836	150	—	—	—	—
2033	57,855	150	—	—	—	—
2034	120,980	150	—	—	—	—
2035	80,957	150	—	—	—	—
2036	124,646	150	—	—	—	—
2037	121,425	150	—	—	—	—
2038	66,247	150	—	—	—	—
2039	26,493	150
2040	53,875	150	—	—	—	—
2041	105,683	900	—	—	—	—
2042	18,721	103	—	—	—	—
2043	42,527	103	—	—	—	—
2044	40,444	103	—	—	—	—
2045	38,361	1,076	—	—	—	—
2046	44,362	50	—	—	—	—
2047	51,634	1,050	—	—	—	—
2048	48,138	—	—	—	—	—
2049	44,641	—	—	—	—	—
2050	16,989	—	—	—	—	—
2051	16,594	—	—	—	—	—
2052	16,199	—	—	—	—	—
Total	3,480,927	21,185	1,626	71,954	26	3,103
Principal	1,666,803	13,304	1,383	60,517	24	2,773
Interest	1,814,124	7,881	243	11,437	2	330

Note:

(1)                  Fiscal years ending March 31.

Source: National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayment of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds – in Rand) As of September 30, 2016

Interest Rate	Date of Issue	Maturity Date	Nominal Amount

2.50%	June 9, 2010	January 31, 2017	29,497,826,631	(1)
8.25%	May 7, 2004	September 15, 2017	50,326,933,836
8.00%	August 13, 2004	December 21, 2018	48,879,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	60,899,603,937
6.75%	September 1, 2006	March 31, 2021	57,844,709,007
2.75%	June 17, 2010	January 31, 2022	42,178,209,675	(1)
7.75%	June 22, 2012	February 28, 2023	61,780,352,549
5.50%	May 30, 2001	December 7, 2023	78,957,919,080	(1)
2.00%	July 4, 2012	January 31, 2025	36,855,470,146	(1)
10.50%	May 22, 1998	December 21, 2025	58,480,646,486
10.50%	May 22, 1998	December 21, 2026	58,480,646,486
10.50%	May 22, 1998	December 21, 2027	58,480,646,486
2.60%	September 27, 2007	March 31, 2028	51,105,695,564	(1)
2.60%	July 16, 2016	March 31, 2029	2,788,711,018	(1)
8.00%	October 4, 2013	January 31, 2030	93,187,016,435
7.00%	May 28, 2010	February 28, 2031	94,722,879,862
8.25%	June 13, 2014	March 31, 2032	68,052,386,108
3.45%	August 15, 2003	December 7, 2033	75,030,064,658	(1)
1.88%	July 15, 2016	March 31, 2033	11,686,081,181	(1)
8.88%	July 17, 2015	February 28, 2035	37,595,216,032
6.25%	July 21, 2006	March 31, 2036	84,620,552,145
8.50%	July 19, 2013	January 31, 2037	86,688,639,317
2.25%	July 4, 2012	January 31, 2038	38,879,525,906	(1)
9.00%	September 11, 2015	January 31, 2040	27,382,412,494
6.50%	June 4, 2010	February 28, 2041	81,654,001,932
8.75%	July 18, 2014	January 31, 2043	23,806,000,000
8.75%	July 18, 2014	January 31, 2044	23,806,000,000
8.75%	July 18, 2014	January 31,	23,806,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
		2045
2.50%	July 17, 2013	March 31, 2046	31,890,080,080	(1)
8.75%	June 29, 2012	February 28, 2047	39,959,615,677
8.75%	June 29, 2012	February 28, 2048	39,959,615,677
8.75%	June 29,2012	February 28, 2049	39,959,615,677
2.50%	July 11, 2012	December 31, 2049	15,803,773,479	(1)
2.50%	July 11, 2012	December 31, 2050	15,803,773,479	(1)
2.50%	July 11, 2012	December 31, 2051	15,803,773,479	(1)
4.50%	December 1, 1986	Perpetual	10,410
5.00%	December 1, 1986	Perpetual	57,935
Total Funded Internal Debt			1,666,803,462,864

Note:

(1)                                 Inflation-linked bonds have been revalued using the relevant “reference CPI”.

Source: National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills – in Rand)
As of September 30, 2016

Interest Rate	Date of Issue	Maturity Date	Nominal Amount

6.90%	October 7, 2015	October 5, 2016	1,410,000,000
6.80%	October 14, 2015	October 12, 2016	1,410,000,000
6.74%	October 21, 2015	October 19, 2016	1,410,000,000
6.81%	October 28, 2015	October 26, 2016	1,410,000,000
6.89%	November 4, 2015	November 2, 2016	1,410,000,000
6.98%	November 11, 2015	November 9, 2016	1,410,000,000
7.00%	November 18, 2015	November 16, 2016	1,410,000,000
7.13%	November 25, 2015	November 23, 2016	1,410,000,000
7.18%	December 2, 2015	November 30, 2016	1,410,000,000
7.19%	December 9, 2015	December 7, 2016	1,410,000,000
7.94%	December 16, 2015	December 14, 2016	550,000,000
7.62%	December 23, 2015	December 21, 2016	1,410,000,000
8.19%	December 30, 2015	December 28, 2016	1,050,000,000
8.29%	January 5, 2016	January 3, 2017	1,410,000,000
8.05%	January 5, 2016	October 4, 2016	1,560,000,000
8.15%	January 12, 2016	January 10, 2017	1,410,000,000
7.90%	January 12, 2016	October 11, 2016	1,560,000,000
8.09%	January 19, 2016	January 17, 2017	1,410,000,000
7.83%	January 19, 2016	October 18, 2016	1,560,000,000
7.92%	January 26, 2016	January 24, 2017	1,410,000,000
7.65%	January 26, 2016	October 25, 2016	1,560,000,000
7.83%	February 2, 2016	January 31, 2017	1,410,000,000
7.76%	February 2, 2016	November 1, 2016	1,560,000,000
7.73%	February 9, 2016	February 7, 2017	1,410,000,000
7.65%	February 9, 2016	November 8, 2016	1,560,000,000
7.70%	February 16, 2016	February 14, 2017	1,410,000,000
7.63%	February 16, 2016	November 15, 2016	1,560,000,000
7.56%	February 23, 2016	February 21, 2017	1,410,000,000
7.60%	February 23, 2016	November 22, 2016	1,560,000,000
7.82%	March 1, 2016	February 28, 2017	1,404,000,000
7.60%	March 1, 2016	November 29, 2016	1,560,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.80%	March 8, 2016	March 7, 2017	1,410,000,000
7.55%	March 8, 2016	December 6, 2016	1,560,000,000
7.78%	March 15, 2016	March 14, 2017	1,410,000,000
7.71%	March 15, 2016	December 13, 2016	1,260,000,000
7.90%	March 22, 2016	March 21, 2017	1,410,000,000
7.68%	March 22, 2016	December 20, 2016	1,560,000,000
7.84%	March 29, 2016	March 28, 2017	1,410,000,000
7.83%	March 29, 2016	December 27, 2016	1,560,000,000
7.86%	April 6, 2016	April 5, 2017	1,603,000,000
7.71%	April 6, 2016	January 4, 2017	1,710,000,000
7.66%	April 6, 2016	October 5, 2016	1,961,000,000
7.90%	April 13, 2016	April 12, 2017	1,603,000,000
7.71%	April 13, 2016	January 11, 2017	1,710,000,000
7.66%	April 13, 2016	October 12, 2016	1,961,000,000
7.83%	April 20, 2016	April 19, 2017	1,603,000,000
7.73%	April 20, 2016	January 18, 2017	1,710,000,000
7.60%	April 20, 2016	October 19, 2016	1,961,000,000
7.80%	April 27, 2016	April 26, 2017	1,603,000,000
7.82%	April 27, 2016	January 25, 2017	1,710,000,000
7.60%	April 27, 2016	October 26, 2016	1,961,000,000
7.80%	May 4, 2016	May 3, 2017	1,603,000,000
7.80%	May 4, 2016	February 1, 2017	1,710,000,000
7.63%	May 4, 2016	November 2, 2016	1,961,000,000
7.86%	May 11, 2016	May 10, 2017	1,603,000,000
7.86%	May 11, 2016	February 8, 2017	1,710,000,000
7.64%	May 11, 2016	November 9, 2016	1,961,000,000
7.99%	May 18, 2016	May 17, 2017	1,603,000,000
7.86%	May 18, 2016	February 15, 2017	1,710,000,000
7.61%	May 18, 2016	November 16, 2016	1,961,000,000
7.97%	May 25, 2016	May 24, 2017	1,603,000,000
7.81%	May 25, 2016	February 22, 2017	1,710,000,000
7.62%	May 25, 2016	November 23, 2016	1,961,000,000
8.04%	June 1, 2016	May 31, 2017	1,603,000,000
7.86%	June 1, 2016	March 1, 2017	1,710,000,000
7.68%	June 1, 2016	November 30, 2016	1,961,000,000
8.02%	June 8, 2016	June 7, 2017	1,603,000,000
7.91%	June 8, 2016	March 8, 2017	1,710,000,000
7.66%	June 80, 2016	December 7, 2016	1,961,000,000
7.95%	June 15, 2016	June 14, 2017	1,603,000,000
7.86%	June 15, 2016	March 15, 2017	1,710,000,000
7.65%	June 15, 2016	December 14, 2016	1,961,000,000
7.97%	June 22, 2016	June 21, 2017	1,603,000,000
7.86%	June 22, 2016	March 22, 2017	1,710,000,000
7.65%	June 22, 2016	December 21, 2016	1,961,000,000
8.07%	June 29, 2016	June 28, 2017	1,603,000,000
7.95%	June 29, 2016	March 29, 2017	1,710,000,000
7.72%	June 29, 2016	December 28, 2016	1,961,000,000
7.97%	July 5, 2016	July 5, 2017	1,603,000,000
7.82%	July 6, 2016	April 5, 2017	1,710,000,000
7.74%	July 6, 2016	January 4, 2017	1,961,000,000
7.40%	July 6, 2016	October 5, 2016	1,693,390,000
7.94%	July 13, 2016	July 12, 2017	1,603,000,000
7.83%	July 13, 2016	April 12, 2017	1,710,000,000
7.78%	July 13, 2016	January 11, 2017	1,961,000,000
7.53%	July 13, 2016	October 12, 2016	2,139,500,000
7.97%	July 20, 2016	July 19, 2017	1,603,000,000
7.87%	July 20, 2016	April 19, 2017	1,710,000,000
7.72%	July 20, 2016	January 18, 2017	1,961,000,000
7.53%	July 20, 2016	October 19, 2016	2,555,000,000
7.84%	July 27, 2016	July 26, 2017	1,603,000,000
7.78%	July 27, 2016	April 26, 2017	1,710,000,000
7.66%	July 27, 2016	January 25, 2017	1,961,000,000
7.50%	July 27, 2016	October 26, 2016	2,555,000,000
7.85%	August 3, 2016	August 2, 2017	1,603,000,000
7.78%	August 3, 2016	May 3, 2017	1,710,000,000
7.66%	August 3, 2016	February 1, 2017	1,961,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.46%	August 3, 2016	November 2, 2016	2,555,000,000
7.79%	August 10, 2016	August 9, 2017	1,603,000,000
7.76%	August 10, 2016	May 10, 2017	1,710,000,000
7.64%	August 10, 2016	February 8, 2017	1,961,000,000
7.45%	August 10, 2016	November 9, 2016	2,555,000,000
7.76%	August 17, 2016	August 16, 2017	1,603,000,000
7.74%	August 17, 2016	May 17, 2017	1,710,000,000
7.60%	August 17, 2016	February 15, 2017	1,961,000,000
7.41%	August 17, 2016	November 16, 2016	2,555,000,000
7.75%	August 24, 2016	August 23, 2017	1,603,000,000
7.70%	August 24, 2016	May 24, 2017	1,710,000,000
7.60%	August 24, 2016	February 22, 2017	1,961,000,000
7.37%	August 24, 2016	November 23, 2016	2,555,000,000
7.90%	August 30, 2016	August 30, 2017	1,603,000,000
7.92%	August 31, 2016	May 31, 2017	1,710,000,000
7.71%	August 31, 2016	March 1, 2017	1,961,000,000
7.49%	August 31, 2016	November 30, 2016	2,555,000,000
7.94%	September 7, 2016	September 6, 2017	1,603,000,000
7.90%	September 7, 2016	June 7, 2017	1,710,000,000
7.74%	September 7, 2016	March 8, 2017	1,961,000,000
7.50%	September 7, 2016	December 7, 2016	2,555,000,000
7.92%	September 14, 2016	September 13, 2017	1,603,000,000
7.81%	September 14, 2016	June 14, 2017	1,710,000,000
7.71%	September 14, 2016	March 15, 2017	1,961,000,000
7.45%	September 14, 2016	December 14, 2016	2,555,000,000
7.90%	September 21, 2016	September 20, 2017	1,750,000,000
7.79%	September 21, 2016	June 21, 2017	1,860,000,000
7.71%	September 21, 2016	March 22, 2017	2,110,000,000
7.40%	September 21, 2016	December 21, 2016	3,550,000,000
7.68%	September 28, 2016	September 27, 2017	1,750,000,000
7.68%	September 28, 2016	June 28, 2017	1,860,000,000
7.64%	September 28, 2016	March 29, 2017	2,110,000,000
7.36%	September 28, 2016	December 28,2016	3,550,000,000
Total Floating Internal Debt			227,357,890,000	(1)

Note:

(1)                                 Excludes borrowing from the Corporation for Public Deposits to the amount of R58,075,323,689.06.

Source: National Treasury.

Funded External Debt of the Republic of South Africa as of September 30, 2016

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥470,400,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
4.875%	April 14, 2016	April 14, 2026	$1 250,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$2,000,000,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
4.665%	January 17, 2012	January 17, 2024	$1,500,000,000
5.875%	September 16, 2013	September 16, 2025	$2,000,000,000
5.375%	July 24, 2014	July 24, 2044	$1,000,000,000
3.750%	July 24, 2014	July 24, 2026	€500,000,000
3.903%	September 24, 2014	June 24, 2020	$500,000,000
Floating —	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	€22,766,284.34

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Non-CIRR
5.97% Eur-CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	€2,626,043.11
7.32% $-CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	$858,892.88
7.14% CIRR Fixed	April 17, 2000 - March 5, 2001	April 15, 2006 - October 15, 2018	$1,550,027.39
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 - October 15, 2018	€2,850,079.06
5.15% Commercial Fixed	April 15, 2002 - May 21, 2003	April 15, 2009 - October 15, 2018	$7,017,980.43
5.63% MC CIRR	April 15, 2004 - July 17, 2006	April 15, 2009 - October 15, 2018	€8,992,326.11
6.545% Sec - CIRR	July 21, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	£4,671,601.08
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 - October 15, 2018	€6,789,999.16
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 - October 15, 2018	€11,455.80
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 - October 15, 2018	£41,357.39
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 - October 15, 2018	£4,642,537.28
4.61% Commercial Fixed	July 31, 2008 - April 15, 2010	April 15, 2009 - October 15, 2018	£2,044,272.03
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	£781,382.96
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020	£1,111,239.13
5.10% Commercial Fixed	December 15, 2009 - October 15, 2010	April 15, 2011 - April 15, 2020	£1,876,123.26
5.25% Commercial Fixed	March 23, 2011	October 15, 2011 - April 15, 2020	£1,662,376.82
6.77% MC CIRR	July 22, 2005	April 15, 2009 - October 15, 2018	£28,672.72
5.79% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018	$925,249.46
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 - October 15, 2018	$401,501.71
5.55% Commercial Fixed	October 15, 2003 - April 15, 2004	April 15, 2009 - October 15, 2018	$9,185,786.17
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	$73,426.77
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	$47,165.16
5.40% Commercial Fixed	June 22, 2007 - August 19, 2009	April 15, 2009 - October 15, 2018	$2,648,219,93
5.16%	June 6, 2008 - August 19, 2009	April 15, 2009 - October 15, 2018	$4,062,892.59

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Commercial Fixed
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$30,742.23
5.49% Commercial Fixed	April 17, 2001 - July 15, 2003	April 15, 2009 - October 15, 2018	SEK	109,315,252.61
3.90% Commercial Fixed	April 15, 2005 - July 22, 2005	April 15, 2011 - April 15, 2020	SEK	70,392,327.22
4.30% Commercial Fixed	October 17, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020	SEK	167,368,168.21
3.81% Commercial Fixed	October 26, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	SEK	131,641,816.66
4.24% Commercial Fixed	October 17, 2005 - January 16, 2006	April 15, 2009 - October 15, 2018	SEK	44,933,065.06
4.57% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2009 - October 15, 2018	SEK	54,319,448.15
5.03% Commercial Fixed	January 15, 2007 - April 16, 2007	April 15, 2009 - October 15, 2018	SEK	14,302,199.37
4.60% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2011 - April 15, 2020	SEK	504,811,221.71
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 - April 15, 2020	SEK	116,407,167.33
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 - April 15, 2020	SEK	230,739,995.62
4.52% Commercial Fixed	July 21, 2004 - October 17, 2005	April 15, 2009 - October 15, 2018		€99,039.28
4.57% Commercial Fixed	April 15, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020		€13,007,318.92
4.76% Commercial Fixed	April 18, 2006 - July 17, 2006	April 15, 2011 - April 15, 2020		€20,885,977.59
5.16% Commercial Fixed	October 15, 2006 - April 16, 2007	April 15, 2009 - October 15, 2018		€2,409,947.47
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 - April 15, 2020		€6,500,762.17
6.28% Commercial Fixed	October 16, 2006 - January 15, 2007	April 15, 2009 - October 15, 2018		£5,626.43
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020		$5,770,621.83
6.61% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$4,207,632.93
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 - April 15, 2020		$23,420,443.06
5.89% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$2,125,310.15

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 - April 15, 2020		$11,048,853.35
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 - October 15, 2018		€1,322,017.68
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		€484,603.72
5.29% Commercial Fixed	June 25, 2007 - July 24, 2007	April 15, 2009 - October 15, 2018	SEK	17,902,667.79
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$112,652.21
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$134,321.29
5.70% Commercial Fixed	December 15, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$2,318,404.23
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 - April 15, 2020		$837,648.39
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		£8,412.69
5.35% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		£2,131,455.84
5.18% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020		€5,915,838.12
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020		$8,170,305.32
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020		$17,874,468.56
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020		$11,638,332.91
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$4,085,153.46
5.34% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020	SEK	89,301,641.40
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020	SEK	83,340,279.18
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020	SEK	171,652,850.81
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020	SEK	117,502,627.65
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020	SEK	62,083,794.83
5.50% Commercial Fixed	July 31, 2008 - August 18, 2009	April 15, 2009 - October 15, 2018	SEK	134,823,039.64
5.60% Commercial	December 15, 2009	April 15, 2010 - October 15, 2018	SEK	980,539.15

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Fixed
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	2,792,472.29
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	SEK	2,266,748.51
5.425% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2011 - April 15, 2020	SEK	23,739,250.75
5.80% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018	SEK	73,621,500.44
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	41,602,719.89
5.475% Commercial Fixed	May 20, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020	SEK	31,954,603.74
5.525% Commercial Fixed	December 13,2010 - April 16, 2012	October 15, 2011 - April 15, 2020	SEK	36,697,278.19
5.565% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020	SEK	47,216,688.14
5.595% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020	SEK	24,805,616.42
5.575% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$1,765,183.29
5.355% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$1,141,886.55
5.47% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$1,537,055.02
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$744,282.22
5.695% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$1,001,853.23
5.80% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$1,150,547.41
5.905% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$1,480,355.89
5.68% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$2,271,179.58
5.775% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$1,193,179.90
6.00% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$777,745.86
5.43% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		£1,753,270.86
1.750% Commercial Fixed	April 15, 2009 - September 11, 2012	April 15, 2011 - April 15, 2020		$1,157,569.23
1.158%	April 16, 2012	October 15, 2012 - October 15,		€63,524.86

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Commercial Fixed		2018
1.671% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020		£696,085.37
1.525% Commercial Fixed	May 8, 2012 - September 11, 2012	April 15, 2011 - April 15, 2020		$1,401,493.29
2.162% Commercial Fixed	October 23, 2009	April 15, 2010 - October 15, 2018	SEK	825,361.26
2.287% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020	SEK	20,484,685.24

Note:

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: National Treasury.

Total External Debt by Currency as of September 30, 2016

Euro		€594,725,217
Pound Sterling		£21,454,413
Swedish Krone	SEK	2,427,825,027
US Dollars		$12,274,851,363
Yen		¥60,470,400,000

Source: National Treasury.